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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 6, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SEMILEDS CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3674 (Primary Standard Industrial Classification Code Number)	20-2735523 (I.R.S. Employer Identification Number)

3F, No.11 Ke Jung Rd., Chu-Nan Site,
Hsinchu Science Park, Chu-Nan 350,
Miao-Li County, Taiwan, R.O.C.
+886-37-586788
(Address, Including Zip Code, and Telephone Number, Including Area
Code, of Registrant's Principal Executive Offices)

National Corporate Research Ltd.
Process Agent
615 South DuPont Highway
Dover, DE 19901
1-(800)-483-1140
(Name, Address Including Zip Code, and Telephone Number Including Area Code, of Agent for Service)

COPIES TO:
Mark J. Lee Thomas H. Tobiason Harold M. Yu	Jeffrey D. Saper Steven V. Bernard Eva H. Wang
ORRICK, HERRINGTON & SUTCLIFFE LLP 43/F., Gloucester Tower, The Landmark 15 Queen's Road Central, Hong Kong	WILSON SONSINI GOODRICH & ROSATI Professional Corporation 650 Page Mill Road Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _______________

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _______________

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _______________

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, par value $0.0000004 per share	$172,500,000	$12,299.25

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares which the underwriters have the option to purchase to cover overallotments, if any.

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                        , 2010.

PROSPECTUS

            Shares

Common Stock

              This is SemiLEDs Corporation's initial public offering. We are selling            shares of our common stock and the selling stockholders are selling            shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

              We expect the public offering price to be between $            and $            per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the NASDAQ Global Market under the symbol "LEDS."

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

              The underwriters may also purchase up to an additional                shares from us, and up to an additional                shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2010.

BofA Merrill LynchBarclays CapitalJefferies & Company

Canaccord Genuity	Caris & Company, Inc.

The date of this prospectus is                        , 2010.

              You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with additional or different information. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

              This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. No action has been or will be taken in any jurisdiction by us or any underwriter that would permit a public offering of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and sale of our common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this prospectus.

Company Overview

              We develop, manufacture and sell LED chips and LED components that we believe are among the industry leading LED products on both a lumens per watt and cost per lumen basis. Our products are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting. We sell blue, green and ultraviolet (UV) LED chips under our MvpLED brand, primarily to customers in China, Taiwan and other parts of Asia. We sell our LED chips to packaging customers or to distributors, who in turn sell to packagers. In addition, we package a portion of our LED chips into LED components which we sell to distributors and end-customers in selected markets.

              Our operations include both LED chip and LED component manufacturing. We grow our epitaxy materials on sapphire by applying our patented and proprietary process technology based on gallium nitride, or GaN, and related compounds. We then process these materials to create individual chips. We also package a portion of these chips to create LED components.

              We have developed advanced capabilities and proprietary know-how in sapphire reclamation, GaN epitaxial growth, copper alloy technology, nanoscale surface engineering and vertical LED structure technology, which enable us to produce LED chips that when packaged are capable of providing greater than 100 lumens per watt. We believe these capabilities and know-how also allow us to reduce our manufacturing costs and our dependence on sapphire, a costly raw material used in the production of sapphire-based LEDs. In addition, we believe these technologies will help facilitate our migration to larger wafer sizes.

              Our manufacturing operations are located in Taiwan. We intend to expand our manufacturing capabilities in Taiwan to meet the expected demand for our products. In addition, we have established Xurui Guangdian Co., Ltd., or China SemiLEDs, a joint venture in Foshan, China to manufacture and sell LED chips in China. We hold a 49% ownership interest in China SemiLEDs. China SemiLEDs has begun constructing manufacturing facilities which we expect to be operational after January 2011.

Industry Background

              Light emitting diodes, or LEDs, are solid-state electronic components that emit light in a variety of brightness levels and colors. LEDs are increasingly used in a growing number of applications ranging from consumer electronics, such as backlighting for handsets, laptops and televisions, to general lighting, such as outdoor and indoor lighting.

              LEDs have recently begun penetrating the general lighting market, which includes applications for architectural, replacement lamp, retail display, commercial, industrial, outdoor area and residential uses. According to the Freedonia Group, an independent market research firm, the general lighting market, including sales of the light fixtures and bulbs, is estimated to be approximately $100 billion.

              Currently LED lighting accounts for a small portion of the general lighting market. However, we believe that increased LED performance, reduced LED cost, growing awareness of the advantages of LEDs and government policies that discourage the use of some traditional lighting technologies and support LED adoption will continue to drive the adoption of LEDs in the general lighting market. LED lighting consists of the LED components, optics, heat sinks, power supplies and fixtures. An LED component is an LED chip that has been packaged. According to Strategies Unlimited, an independent market research firm, revenues attributable to LED components for general lighting applications were $665 million in 2009 and are estimated to grow to $4.3 billion by 2014, which represents a compound annual growth rate of 45%.

              However, to increase penetration of the general lighting market, LED chip and package manufacturers must continue to reduce the total cost of ownership of LED lighting. Total cost of ownership primarily includes: (i) the upfront cost of the LED device, which includes the LED chip costs and the cost of packaging the LED chips; (ii) the lifetime energy cost; and (iii) the frequency of replacement, which is in part a function of the product lifespan. Although energy cost and lifespan tend to favor LED lighting over some traditional lighting technologies, currently the upfront cost of an LED device is significantly higher than that of traditional lighting technologies.

Our Strengths

              We believe that the following strengths will enable us to compete effectively and to capitalize on the expected growth of the LED general lighting market:

  •
  Patented Vertical Copper Alloy Chip Structure.  Our patented copper alloy device structure combined with our proprietary process technologies generate less heat and allow for increased heat removal compared to sapphire-based LED devices thereby increasing the lumens per watt, or efficacy, and lifespan of our LED chips. In addition, we manufacture our LED chips using a vertical structure which reduces light output losses through the substrate and allows us to perform nanoscale surface engineering that we believe results in higher efficacy.

  •
  Competitive Manufacturing Cost Structure.  Our proprietary manufacturing technologies and know-how enable us to maintain a competitive manufacturing cost structure. We have developed advanced capabilities and proprietary know-how in sapphire reclamation, which is a key part of our manufacturing cost savings as we recycle and re-use sapphire wafers multiple times. In addition, we believe our manufacturing technologies, including sapphire reclamation and the use of copper alloy, will facilitate our transition to larger wafer sizes.

  •
  Efficient Operating and Business Model.  Our operating and business model is focused on price competitiveness through our low-cost operating structure. We believe locating our facilities in Taiwan provides us with operating cost advantages including reduced labor, rental, material, construction, and borrowing costs as well as favorable tax treatment. When operational, we anticipate that China SemiLEDs' manufacturing facilities in Foshan, China will provide it with similar benefits.

  •
  LED Research and Development Expertise.  Our research and development team, including members of our senior management, has significant experience in the LED and semiconductor industries. The application of this expertise has allowed us to increase the performance of our highest performing LED chips when packaged, from approximately 60 lumens per watt in 2006 to over 140 lumens per watt in 2010, using vertical LED technology.

Our Strategy

              Our goal is to be the leading developer and manufacturer of LED chips and LED components that meet the performance requirements demanded by LED lighting customers, while providing the best value proposition on both a lumens per watt and cost per lumen basis. Key elements of our strategy include the following:

  •
  Remain on the Forefront of Innovation of LED Chip and LED Component Technologies. We intend to continue to innovate in product design and process technologies through our research and development efforts. Our continued innovation is intended to ensure that our products continue to perform at industry-leading efficacies for a variety of end-customer applications, in particular for general lighting applications.

  •
  Reduce Cost Through Technology and Manufacturing Improvements.  We plan to increase our investment in research and development to improve our manufacturing processes and increase our production yields to reduce the per-unit cost of our products. In particular, we are developing new technologies to enable us to produce LED chips using larger size wafers.

  •
  Drive Our Growth in China and Grow Our Net Income Through China SemiLEDs.  The China market represented 46.1% of the LED lighting revenues in 2009 according to Strategies Unlimited. We intend to continue our growth in China through China SemiLEDs, which we expect will have operational manufacturing capabilities after January 2011.

  •
  Expand Our Manufacturing Capacity in Taiwan.  As a result of improving economic conditions resulting in increased demand for our products, while we have continued to expand capacity and optimize our manufacturing processes to improve utilization of our equipment, beginning in March 2010 we have been operating our manufacturing facilities at or near full capacity. To address continuing improvement in market conditions, we intend to expand our production in Taiwan by further improving utilization of our equipment and by adding additional MOCVD reactors, equipment and tools.

  •
  Target Markets and Customers Where Our Technologies Create a Competitive Advantage. We will continue to focus our development and sales efforts in markets where customers place a premium on innovation, product performance and cost. In particular, in the near-term we will focus on outdoor street lighting in China and applications where we believe the environmental benefits and lower total cost of ownership will play a larger role in the purchasing decision.

  •
  Leverage Government Incentive Funding for LED Development, Facility Expansion and Market Expansion. We have been awarded a mix of grants from local and national government agencies in Taiwan to support our research and development efforts. China SemiLEDs has also been awarded a mix of grants from local government agencies in China to support manufacturing. We intend to apply for additional government grants and incentives in Taiwan and China.

  •
  Pursue Strategic Relationships and Acquisitions.  We plan to pursue strategic relationships, such as joint ventures, and acquisitions that expand our business. We plan to identify, execute and integrate acquisitions and enter into joint ventures to build scale, acquire intellectual property and enter into new geographic and product markets to enhance our reach and diversify our sales.

Risks Associated With Our Business

              We believe the following are some of the major challenges, risks and uncertainties that may materially affect us:

  •
  if LEDs fail to achieve widespread adoption in the general lighting market, or if alternative technologies gain market acceptance, our prospects will be materially adversely impacted and we may be unable to maintain our profitability;

  •
  we operate in highly competitive markets that are characterized by rapid technological changes and declining average selling prices, and competitive pressures from existing and new companies may harm our business and operating results;

  •
  the market for LEDs has historically been, and we expect will continue to be, highly volatile, which could harm our business and result in significant fluctuations in the market price of our common stock;

  •
  intellectual property claims against us or our customers could subject us to significant costs and materially damage our business and reputation;

  •
  our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock;

  •
  we may not be able to effectively expand production capacity or do so in a timely or cost-effective manner, which could prevent us from achieving increased sales, margins and market share;

  •
  we may have difficulty managing our future growth and the associated increased scale of our operations, which could materially and adversely affect our business and operating results;

  •
  growth of our business in China is substantially dependent on the success of our China joint venture, China SemiLEDs, which was formed in January 2010, which is not yet operational and of which we do not hold a majority of the shares; and

  •
  as China SemiLEDs commences and expands its business, it may compete with us for sales in China.

Corporate Information and Structure

              We were incorporated in Delaware on January 4, 2005. Our principal executive offices are located at 3F, No.11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C. Our telephone number is +886-37-586788. Our website address is www.semileds.com. The information on or accessible through our website is not part of this prospectus.

              We are a holding company for various wholly owned subsidiaries and holdings in joint ventures. Our most significant subsidiary is our wholly owned operating subsidiary, SemiLEDs Optoelectronics Co., Ltd., or Taiwan SemiLEDs, where substantially all of our assets are held and our operations are located. Taiwan SemiLEDs owns a 100% equity interest in Silicon Base Development, Inc., or SBDI. SBDI packages LED chips into LED components. We also sell a majority of our LED components through the Taiwan branch office of Helios Crew Corporation, or Helios Crew, our wholly owned Delaware subsidiary.

              We have a 49% interest in China SemiLEDs, a joint venture entity that was established in China in January 2010 to manufacture and sell LED chips. We also own a 50% interest and a 49% interest in joint ventures in Malaysia and Taiwan, respectively. Each of our joint ventures, including China SemiLEDs, is an unconsolidated entity that is still in early development stage and has not had any material operations to date. Such entities are accounted for using the equity method of accounting, and as such, we recognize our portion of the net income or loss from such entities under income (loss) from unconsolidated entities.

THE OFFERING

Common stock offered by us.	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Overallotment option	The underwriters have an option to purchase a maximum of additional shares of common stock from us and the selling stockholders to cover overallotments. Of the shares subject to the option, shares would be sold by us, and shares would be sold by the selling stockholders. The underwriters may exercise this option at any time within 30 days from the date of the prospectus.
Use of proceeds	We intend to use the net proceeds received by us from this offering to expand production capacity, to build a test line for research and development related to LED chip production based on 6" wafers and for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. There are no agreements, understandings or commitments with respect to any such acquisition or investment at this time.
We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the public. Any reserved shares that are not so purchased will be offered by the underwriters to the public on the same terms as the other shares offered by this prospectus.
Risk factors	Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed NASDAQ Global Market symbol	"LEDS"

              The number of shares of our common stock to be outstanding after this offering is based on 293,588,236 shares outstanding as of May 31, 2010, and excludes:

  •
  9,668,775 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2010 under our 2005 Equity Incentive Plan, as amended, at a weighted average exercise price of $0.05 per share;

  •
  354,610 shares of common stock as of May 31, 2010 reserved for issuance under our 2005 Equity Incentive Plan; and

  •
  shares of common stock, subject to automatic increases on September 1 of each year from September 2011 to September 2017 of the smallest of            shares,            % of the shares of common stock outstanding at the time or the number of shares to be determined by our board, reserved for issuance under our 2010 Equity Incentive Plan, which we plan to adopt in connection with this offering.

              Except as otherwise indicated, information in this prospectus reflects or assumes the following:

  •
  that our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the completion of this offering, are in effect;

  •
  the automatic conversion of 5,859,950 shares of Class B common stock into 5,859,950 shares of Class A common stock effective upon the completion of this offering;

  •
  the automatic conversion of 192,064,223 shares of convertible preferred stock into 192,064,223 shares of Class A common stock effective upon the completion of this offering;

  •
  no exercise of the underwriters' overallotment option to purchase up to                  additional shares of our common stock;

  •
  a            : 1 reverse stock split effective of our outstanding Class A common stock effected in                         , 2010; and

  •
  the amendment of our certificate of incorporation such that we will no longer have Class A and Class B common stock but only one class of undesignated common stock issued and outstanding effective upon the closing of this offering.

              Unless the context otherwise requires in this prospectus, "we," "us," "our company," "our," and "SemiLEDs" refer collectively to SemiLEDs Corporation and its consolidated subsidiaries; "China" or "PRC" refers to the People's Republic of China, excluding Taiwan, Hong Kong and Macau; "Korea" refers to the Republic of Korea; "$" or "U.S. dollars" refers to the legal currency of the United States; "NT dollars" refers to New Taiwan dollars, the legal currency of Taiwan; "RMB" or "Renminbi" refers to the legal currency of China; and convertible preferred stock refers collectively to our Series A, B, C, D and E convertible preferred stock.

              This prospectus contains translations of certain RMB and NT dollar amounts into U.S. dollar amounts at specified rates. All translations from RMB and NT dollars to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, the translations of RMB and NT dollars into U.S. dollars have been made at the noon buying rate in effect on May 28, 2010, which was RMB6.83 to US$1.00 and NT$32.00 to US$1.00. We make no representation that the RMB, NT dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars, RMB or NT dollars, as the case may be, at any particular rate or at all. On July 30, 2010, the noon buying rates were RMB6.77 to US$1.00 and NT$31.95 to US$1.00.

SUMMARY CONSOLIDATED FINANCIAL DATA

              The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, related notes thereto and other financial information included elsewhere in this prospectus.

              We have derived the summary consolidated statement of operations data for the years ended August 31, 2007, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary unaudited consolidated statement of operations data for the nine months ended May 31, 2009 and 2010 and the consolidated balance sheet data as of May 31, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. Our historical results are not necessarily indicative of results to be expected for any future periods.

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations:
Revenues, net	$6,860	$14,749	$11,551	$7,010	$24,275
Cost of revenues(1)	4,484	11,681	11,019	6,536	14,230

Gross profit	2,376	3,068	532	474	10,045

Operating expenses:
Research and development(1)	902	1,935	2,452	1,591	1,490
Selling, general and administrative(1)	1,704	2,320	2,568	1,600	2,244

Total operating expenses	2,606	4,255	5,020	3,191	3,734

Income (loss) from operations	(230)	(1,187)	(4,488)	(2,717)	6,311
Other income (expense):
Loss from unconsolidated entities(2)	—	—	—	—	(169)
Interest income (expense), net	97	41	215	209	(21)
Other income, net	—	37	—	—	—
Foreign currency transaction gain (loss)	234	295	580	424	(325)

Total other income (expense), net	331	373	795	633	(515)

Income (loss) before provision for income taxes	101	(814)	(3,693)	(2,084)	5,796
Provision for income taxes	—	—	—	—	271

Net income (loss)	$101	$(814)	$(3,693)	$(2,084)	$5,525

Net income (loss) attributable to common stock:
Basic	$—	$(814)	$(3,693)	$(2,084)	$460

Diluted	$—	$(814)	$(3,693)	$(2,084)	$487

Net income (loss) per share attributable to common stock:
Basic	$0.00	$(0.01)	$(0.04)	$(0.02)	$0.00

Diluted	$0.00	$(0.01)	$(0.04)	$(0.02)	$0.00

Shares used in computing net income (loss) per share attributable to common stock:
Basic	57,342,749	75,530,727	92,404,576	91,146,507	98,029,563
Diluted	57,892,748	75,530,727	92,404,576	91,146,507	107,899,182

	As of May 31, 2010(3)
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,157	$14,157	$
Working capital(4)	23,725	23,725
Total assets	76,307	76,307
Long-term debt, net of current portion(5)	3,964	3,964
Total stockholders' equity	$65,867	$65,867	$

(1)
Stock-based compensation expenses are included in our cost of revenues, research and development expenses and selling, general and administrative expenses as follows:

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2010
				(unaudited)
	(in thousands)
Stock-based compensation expenses included in:
Cost of revenues	$—	$—	$—	$29
Research and development	—	—	—	18
Selling, general and administrative	3	8	16	53

Total stock-based compensation expenses	$3	$8	$16	$100

(2)
Includes our proportionate share of loss from our unconsolidated joint venture entities, including China SemiLEDs. Our investments in these entities are initially stated at cost on our consolidated balance sheets and adjusted for our portion of equity in these investees' income or loss.

(3)
Our consolidated balance sheet data as of May 31, 2010 is presented:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of 5,859,950 Class B common stock into Class A common stock and the conversion of 192,064,223 shares of convertible preferred stock, which represents all of the issued and outstanding shares of convertible preferred stock, into shares of Class A common stock on a one-for-one basis; and

  •
  on a pro forma as adjusted basis to reflect the pro forma adjustments stated above and the sale by us of             shares of common stock offered by this prospectus at the initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
Working capital represents short-term assets less short-term liabilities.

(5)
Long-term debt includes long-term notes with a maturity of greater than 12 months.

RISK FACTORS

              An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information contained in this prospectus before making an investment decision. Our business, prospects, financial condition or operating results could be materially and adversely affected by any of the risks set forth herein as well as other risks not currently known to us. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

We have a limited operating history which makes it difficult for you to evaluate our business, financial condition, operating results and prospects and which impairs our ability to accurately forecast our future performance.

              We were incorporated in January 2005 and our first sales of LED chips occurred in November 2005. Our revenue to date has not been significant and we have only recently generated net income. Our limited operating history, combined with the rapidly evolving nature of the LED industry in which we compete, may not provide an adequate basis for you to evaluate our operating and financial results and business prospects. In addition, we only have limited insight into emerging trends that may adversely affect our business, prospects and our operating results. As such, our limited operating history may impair our ability to accurately forecast our future performance.

We have incurred net losses and although we have recorded moderate net income in recent periods, we may again incur net losses in the future and no assurance can be given that we will be able to maintain our recent revenue and net income growth.

              We incurred net losses of $0.8 million and $3.7 million for the fiscal years ended August 31, 2008 and 2009, respectively, and we recorded only moderate net income of $0.1 million for the fiscal year ended August 31, 2007. As a result, our financial statements for the year ended August 31, 2009 include a note that there is substantial doubt about our ability to continue as a going concern, which note does not give effect to the receipt by us of the net proceeds of this offering. As of May 31, 2010, we had an accumulated deficit of $4.2 million. Although we recorded net income of $5.5 million for the nine months ended May 31, 2010, no assurance can be given that we can maintain such profitability and we may incur substantial net losses in the future. Our revenue and net income may decline for a variety of reasons, some of which are beyond our control and include:

  •
  general economic downturns, including an onset of a major financial or economic crisis similar to the one which occurred beginning in late calendar year 2008;

  •
  adverse economic developments in Taiwan or China;

  •
  slower or less than expected, or negative, growth of the LED general lighting market;

  •
  oversupply in the LED industry;

  •
  our inability to innovate products at the pace of the market and our inability to execute our business strategies; or

  •
  our inability to produce our products due to production interruptions or delays.

              You should not rely on the revenue or net income growth of any prior quarterly or annual periods as an indication of our future performance. In the past, we have experienced revenue declines and incurred increased net losses. If our future growth fails to meet investor or analyst expectations, it could have a severe adverse impact on the trading price of our common stock and could have a material adverse effect on our business, financial condition and results of operations.

We derive a substantial portion of our revenues from the sale of our LED chips. Our inability to grow or maintain our revenues generated from the sales of LED chips would have a negative impact on our financial condition and results of operation.

              A substantial portion of our revenues to date have been derived from the sale of LED chips, our core product. Revenues attributable to the sale of our LED chips represented 94.6%, 88.0%, 77.6% and 78.8% of our revenues in the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2010, respectively. Revenues attributable to the sale of our LED components represented substantially all of the remaining portion of our revenues for those periods. We expect to continue to derive a substantial portion of our revenues from the sale of LED chips for the foreseeable future. As such, the continued market acceptance of our LED chips is critical to our continued success, and our inability to grow or maintain our revenues generated from the sales of LED chips would have a negative impact on our business, financial condition and results of operations.

If LEDs fail to achieve widespread adoption in the general lighting market, or if alternative technologies gain market acceptance, our prospects will be materially adversely impacted and we may be unable to maintain our profitability.

              Our products are primarily sold for use in LED general lighting applications. Our financial condition, results of operations and prospects substantially depend on increased market acceptance of LEDs in general lighting globally, and in particular in Asia. Although LED lighting has grown rapidly in recent years, adoption of LEDs for general lighting has only recently begun, is still limited and faces significant challenges.

              If LED lighting does not achieve widespread acceptance and adoption, or if demand for LED products does not grow as we anticipate, our revenues may decline and our prospects for growth and profitability will be limited. Moreover, if existing sources of light other than LED devices, such as organic light emitting diodes (OLEDs), achieve adoption, or if new sources of light are developed, our current products and technologies could become less competitive or obsolete.

              Potential customers for LED general lighting systems may not adopt LED lighting as an alternative to traditional lighting technology because of LEDs' higher upfront cost. In addition, manufacturers of general lighting systems may have substantial investments and know-how related to their existing lighting technologies, such as traditional incandescent, fluorescent, halogen and high intensity discharge, or HID, lighting devices, and may perceive risks relating to the complexity, reliability, quality, usefulness and cost-effectiveness of LED products. Incumbents in the light fixture industry may view LEDs as a threat and disfavor them. Even if LED lighting continues to achieve performance improvements and cost reductions, limited customer awareness of the benefits of LEDs, lack of widely accepted standards governing LED lighting and customer unwillingness to adopt LEDs in favor of entrenched solutions could significantly limit the demand for LED products. Additional factors that may limit the adoption of LEDs for general lighting include, among others:

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  availability of government regulations that discourage the use of some traditional lighting technologies and government incentives and regulations to promote the development of the LED industry;

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  changes in economic and market conditions that affect the viability of some traditional lighting technologies, for example declining energy prices that favor existing lighting technologies; and

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  capital expenditures for new and replacement lighting systems by end users of LED products, which may decline during economic downturns.

We operate in highly competitive markets that are characterized by rapid technological changes and declining average selling prices. Competitive pressures from existing and new companies may harm our business and operating results.

              Competition in the markets for LED products is intense, and we expect that competition will continue to increase. Increased competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition.

              We compete with many LED chip manufacturers and, to a lesser extent, LED packaging manufacturers. With respect to our LED chips and LED components, we primarily compete with Citizen Electronics Co., Ltd., Cree, Inc., Epistar Corporation, Everlight Electronics Co., Ltd., Nichia Corporation, Philips (Lumileds), Siemens (Osram) and Showa Denko. We have a number of competitors that compete directly with us and are much larger than us, including, among others, Cree, Inc., Epistar Corporation, Nichia Corporation, Philips (Lumileds), and Siemens (Osram). Several substantially larger companies compete against us with a relatively small segment of their overall business. In addition, several large and well-capitalized semiconductor companies, such as Micron Technology, Inc., Samsung Electronics Co., Ltd., Sharp Ltd. and Taiwan Semiconductor Manufacturing Co., have recently announced their plans to enter into the LED chip and lighting market. These potential competitors have extensive experience in developing semiconductor chips, which is similar to the manufacturing process for LED chips. We are also aware of a number of well-funded private companies that are developing competing products. We will also compete with numerous smaller companies entering the market, some of whom may receive significant government incentives and subsidies pursuant to government programs designed to encourage the use of LED lighting and to establish LED-sector companies. For example, Korea has programs to encourage the use of LED lighting and to establish LED-sector companies, which could result in new competitors.

              Our existing and potential competitors may have a number of significant advantages over us, including greater financial, technical, managerial, marketing, distribution and other resources, more long-standing and established relationships with our existing and potential customers, greater name recognition, larger customer bases and greater government incentives and support. In addition, some of our competitors have been in operation much longer than we have and therefore may have more long-standing and established relationships with our current and potential customers.

              The larger companies with which we compete, or may compete in the future with, may have greater capital resources which may put them in a better position to substantially increase their manufacturing capacity and expend resources on research and development efforts or to withstand any significant market downturns. Such larger companies typically have broader product lines and market focus and thus are not as susceptible to downturns in a particular market. These competitors have in the past reduced their average selling prices, and the resulting competitive pricing pressures have caused us to similarly reduce our prices, accelerating the decline in the gross margin of our products. We expect our competitors will implement such competitive strategies again in the future.

              We compete primarily on the basis of our products' performance, price, quality, and reliability and on our ability to customize products to meet customer needs. However, our competitors may be able to develop more competitive products, respond more quickly to new or emerging technologies, or bring new products to the market earlier. Moreover, our existing or potential customers could develop, or acquire companies that develop, products or technologies that may render our products or technologies obsolete or noncompetitive. Our continued success depends on our ability to develop and introduce new, technologically advanced and lower cost products, such as more efficient, higher brightness LED chips. If we are unable to achieve technological breakthroughs, introduce new products that are commercially viable and meet rapidly evolving customer requirements, and keep pace with evolving technological standards and market development, we may experience reduced market share. Any failure to respond to increased competition in a timely or cost-effective manner could have a material adverse effect on our business, financial condition and results of operations and prospects.

The market for LEDs has historically been, and we expect will continue to be, highly volatile, which could harm our business and result in significant fluctuations in the market price of our common stock.

              Fluctuations in supply and demand for LEDs pose serious risks to our prospects, business and results of operations. Our industry, akin to the semiconductor industry, is highly cyclical and characterized by rapid technological change, rapid product obsolescence, declining average selling prices and wide fluctuations in supply and demand. Our industry's cyclicality results from a complex set of factors, including, but not limited to:

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  fluctuations in demand for end-products that incorporate LED chips and LED components;

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  ongoing reductions in the number of LED chips and LED components required per application due to performance improvements; and

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  fluctuations in the unutilized manufacturing capacity available to produce LED chips and LED components.

              As market demand increases, if we are not able to increase our capacity or if we experience delays or unforeseen costs associated with increasing our capacity levels, we may not be able to achieve our financial targets. Alternatively, as market demand decreases or as market supply surpasses demand, we may not be able to reduce manufacturing expenses or overhead costs proportionately. We believe that many of our competitors are, like us, adding MOCVD reactors and related equipment to increase manufacturing capacity. We expect a significant number of MOCVD reactors and related equipment will come on line in the next 12 months and increase LED chip supply. If the expected increase in supply outpaces any increases in future market demand, or if demand decreases, the resulting oversupply could adversely impact our sales and cause us to reduce our prices, which would lower our margins and adversely impact our financial results.

Intellectual property claims against us or our customers could subject us to significant costs and materially damage our business and reputation.

              Trademark, patent, copyright and other intellectual property rights are critical to our business and the business of our competitors. Our industry is characterized by frequent intellectual property litigation involving patents, trade secrets, copyrights, and mask designs among others. Competitors of ours and other third parties have in the past and will likely from time to time in the future allege that our products infringe on their intellectual property rights. Other companies, including our primary competitors, have been for several years, and continue to be, devoting substantially greater resources than us in filing for and obtaining patents that potentially affect many aspects of our LED chips and LED components and our business. Any intellectual property claim against us, regardless of the validity or outcome, could have a material adverse effect on our business, financial condition, reputation and competitive position. The risk that an infringement claim, with or without merit, will be asserted against us will increase as our visibility within the LED market increases as a result of this offering.

              Litigation to determine the validity and scope of any claim against us for infringement, mis-appropriation, mis-use or other violation of third-party intellectual property rights can be highly uncertain because of the complex scientific, legal and factual questions and analyses involved. Defending against intellectual property infringement claims, whether they are with or without merit or are determined in our favor, would likely result in costly litigation, diversion of the attention and efforts of our technical and management personnel or the inability to manufacture, use or sell products found to be infringing. As a result of any such dispute, we may be required to develop non-infringing technology, pay substantial damages, enter into royalty or licensing agreements to use third-party technology, cease selling certain products, adjust our marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely basis, our business and competitive position may be adversely affected. Moreover, some of our distribution agreements require us to indemnify our distributors for third-party intellectual property infringement claims, which could increase the cost to us of an adverse ruling in such an action.

              The intellectual property rights related to packaging LEDs with phosphors to make white light LED components are particularly complex and characterized by aggressive enforcement of those rights. Many of our competitors and other third parties hold patents or licenses or cross-licenses that relate to phosphors and the use of phosphors in LED packages to make white light LED components. We have sought to minimize the risk that one of our competitors or another third party will assert a claim related to our packaged LED components by marketing these products only in certain countries in which we believe enforcement of intellectual property rights has historically been more limited. We cannot assure you that our belief with respect to the enforcement of rights within those markets is accurate. In addition, if the products we sell in a particular country are subsequently shipped or resold to another country, the intellectual property laws of the country of final destination may also apply to our products. Further, we may be subject to claims if our packaging customers for our LED chips lack sufficient intellectual property rights with respect to their packaging process and related packaging materials. We cannot assure you that our competitors or others will not claim that our LED components or our LED chips infringe their intellectual property rights or that, if such claims are made, we will be able to successfully dispute such claims.

              In addition, our customers may be subject to infringement claims involving our customers' products that incorporate our technologies or products, and any unfavorable result could impair such customers' continued demand for our products. For example, Nichia Corporation, or Nichia, filed a lawsuit in Japan against a Japanese subsidiary of Seoul Semiconductor Co., Ltd., or Seoul Semiconductor, which is one of our customers, and another lawsuit in Korea against Seoul Semiconductor. In those two lawsuits, Nichia asserted that our LED chips infringed two patents in Japan and one in Korea. While we were not named as a defendant in either of those lawsuits, we intervened as independent or supplementary parties. Although the Japanese lawsuit was settled, it is still possible for Nichia to file a new lawsuit on the two patents originally at issue in the action in Japan. In addition, although the Korean district court found the patent at issue to be invalid, Nichia's subsequent appeal and Seoul Semiconductor's related invalidation action were both withdrawn after the parties entered into a cross-licensing agreement. As such, the invalidity finding by the district court was vacated.

              In May 2010, Bluestone Innovations Texas LLC filed a complaint in the United States District Court for the Eastern District of Texas against Osram GmbH, a major German lighting systems manufacturer, as well as other major players in the LED industry. The complaint also names SemiLEDs as a defendant. Bluestone alleges infringement of a U.S. patent and seeks injunctive relief and damages. Although we have not yet been served, we believe that we have meritorious defenses to the infringement allegations and intend to defend this lawsuit vigorously. However, there can be no assurance that we will be successful in our defense and, even if we are successful, we may incur substantial legal fees and other costs in defending the lawsuit. See "Business—Legal Proceedings."

Our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.

              Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past. However, given that we are an early-stage company operating in a rapidly growing industry, those fluctuations may be masked by our recent growth rates and as a result may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

              In addition to the other risks described in this "Risk Factors" section, the following factors could cause our operating results to fluctuate:

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  general global economic and financial conditions;

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  our production capacity, average selling prices and manufacturing yields;

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  our ability to retain existing customers, attract new customers and successfully enter new geographic markets;

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  changes in supply and demand and other competitive market conditions, including pricing actions by our competitors and our customers' competitors;

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  timing of orders from and shipments to major customers and end-customers, including as part of LED project-based orders, and our ability to forecast demand and manage lead times for the manufacturing of our products;

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  seasonal fluctuations in our customers' purchasing patterns;

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  the cyclical nature of the LED industry;

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  fluctuations in the currency exchange rates of the U.S. dollar, NT dollar and RMB; and

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  natural disasters, such as floods, typhoons and earthquakes, that result in interruptions in power supply resulting from such events or due to other causes.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance, and our actual revenue and operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a severe adverse effect on the trading price of our common stock.

We may not be able to effectively expand production capacity or do so in a timely or cost-effective manner, which could prevent us from achieving increased sales, margins and market share.

              We plan to continue to expand production capacity at Taiwan SemiLEDs' manufacturing facilities. In addition, our strategy to capitalize on the potential growth of the LED market in China includes China SemiLEDs. China SemiLEDs is currently constructing manufacturing facilities in Foshan, China and is not yet operational. There are many events that could delay, prevent or impact our ability to increase our capacity in accordance with our plans, or otherwise increase our costs, including shortages or late delivery of building materials and facility equipment, delays in governmental approval, consents, licenses, permits and certifications, labor disputes, availability of space for further build-out or earthquakes or other natural disasters, among others.

              Any unanticipated delays in completion of planned expanded facilities at Taiwan SemiLEDs or China SemiLEDs or cost overruns may result in a loss of customers and will have a negative impact on our and China SemiLEDs' reputation.

              Upgrading or expanding existing facilities could also result in manufacturing problems that reduce our yields. For example, in the third fiscal quarter of 2009, we suffered a temporary decrease in our yields after we moved our manufacturing facilities in Taiwan to a new location to increase manufacturing capacity. Yields and utilization rates below our target levels could negatively impact our gross profit.

              Our plan to expand production capacity requires a significant amount of fixed cost as it will require us to add and purchase manufacturing lines, equipment and additional raw materials and other supplies. If we are not able to recoup these costs through increased sales and profits, our business, financial condition and results of operations could be materially and adversely affected.

We may have difficulty managing our future growth and the associated increased scale of our operations, which could materially and adversely affect our business and operating results.

              We have experienced a period of significant growth over the past few years and expect to continue to expand our business and operations. Since our inception in 2005, our revenues grew from $0.7 million for the year ended August 31, 2006 to $11.6 million for the year ended August 31, 2009 and $24.3 million for the nine months ended May 31, 2010. In addition, China SemiLEDs will have to complete the build-out of the manufacturing facilities, purchase equipment and hire technical and managerial personnel, install LED chip manufacturing lines, install financial and administrative equipment and software and commence operations and begin to market and sell products.

              Our future expansion plans, in particular those in China, may place a significant strain on our managerial, administrative, operational, technological and financial resources. In order to manage our growth, we must continue to hire, recruit and manage our workforce effectively as well as implement adequate controls and reporting systems and procedures in a timely manner. If we fail to manage our growth, we may encounter, among other things, delays in production and operational difficulties. Moreover, additional capital investments will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term.

              In order to effectively support our growth and meet customer demand, we must also continue to:

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  maintain adequate manufacturing facilities and equipment;

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  secure and maintain sufficient and stable supplies of raw material;

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  continue to expand our research and development, sales and marketing, technological and distribution capabilities;

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  enhance the skills and capabilities of our key personnel and hire additional experienced senior level managers and technical personnel; and

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  attract and retain qualified employees.

              If we are unable to effectively manage our growth and the associated increased scale of our operations, our financial results, financial condition, business or prospects could be harmed significantly.

Sales of our products are concentrated in Asia, particularly in China and in Taiwan. Adverse developments in these markets could have a material and disproportionate impact on us.

              Our revenues are highly concentrated in markets in Asia, particularly in China and Taiwan. Revenues generated from sales of our LED chips and LED components to China (including Hong Kong) accounted for 23.2%, 47.2% and 41.6% of our revenues for the years ended August 31, 2008 and 2009 and the nine months ended May 31, 2010, respectively, and revenues generated from sales of our LED chips and LED components to Taiwan accounted for 42.2%, 31.8% and 41.3% of our revenues for the years ended August 31, 2008 and 2009 and the nine months ended May 31, 2010, respectively. As a result of our revenue concentration in these two markets, economic downturns, changes in governmental policies and increased competition in China or Taiwan could have a material and disproportionate impact on our revenues, operating results, business and prospects.

We may not succeed in cost-effectively producing LED chips using larger wafer sizes.

              To lower our per unit production costs and to compete effectively, we expect to have to continually develop new technologies that allow us to produce LED chips using larger wafer sizes. We are currently producing chips based on 2.5" wafer sizes. Although we have plans to migrate to commercial production based on 4" wafers and to commence research and development or testing for the manufacture of 6" wafers in the next 12 months, we do not have any experience in the commercial production of LED chips using 4" and 6" wafers.

              Larger wafers are significantly more expensive to manufacture than smaller wafers and generally have physical attributes and properties that make it materially more difficult to process efficiently for the manufacture of LED chips with yield and consistency that may not justify the high cost of the wafer. While we have invested and will continue to invest in process technologies and know-how to manufacture LED chips using 4" wafers and we expect to commence research and development to manufacture chips using 6" wafers, no assurance can be given that we will be successful in doing so. Several of our competitors have begun manufacturing LED chips based on 4" wafers. If we are unable to cost-effectively migrate to larger wafer sizes, or if these and other manufacturers succeed in developing cost-effective 4" and 6" wafer technology before we do, our financial condition, results of operations, competitiveness and prospects will be materially and adversely affected.

Variations in our production yields and limitations in the amount of process improvements we can implement could impact our ability to reduce costs and could cause our margins to decline and our operating results could suffer.

              Our products are manufactured using technologies that are highly complex. The number of usable chips, or yield, from our production processes may fluctuate as a result of many factors, including but not limited to the following:

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  variability in our process repeatability and control;

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  contamination of the manufacturing environment;

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  equipment failure, variations in the manufacturing process, or power outages;

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  lack of consistency and adequate quality and quantity of components and raw materials;

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  losses from broken wafers, inventory damage or human errors;

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  defects in packaging either within our facilities or at our subcontractors; and

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  any transitions or changes in our production process, planned or unplanned.

              Introduction of new products and manufacturing processes are often characterized by lower yields in the initial commercialization stage. In the past, we have experienced difficulties in achieving acceptable yields when introducing new products or new manufacturing processes, which has adversely affected our operating results. We may experience similar problems in the future, and we cannot predict when they may occur or the severity of such difficulties and the impact on our business.

              In some instances, we may offer products for future delivery at prices based on planned yield improvements or increased cost efficiencies from other production advances. Failure to achieve these planned improvements or advances could significantly affect our margins and operating results.

If we are unable to implement our product innovation strategy effectively, our business and financial results could be materially and adversely affected.

              As part of our growth strategy, we plan to continue to be innovative in product design, to deliver new products and improve our manufacturing efficiencies. In particular, as the LED industry develops and technical specifications and market standards change, we must continue to innovate and develop competitive products that are accepted by the marketplace. We have also made significant investments in technologies intended to enhance our LED component capabilities. If we are unable to execute our product innovation strategy effectively, we may not be able to take advantage of market opportunities as they arise, execute our business plan or respond to competition.

We may not be successful in expanding our sales of LED components in certain markets, and some of our packaging customers may reduce orders if they perceive us as competing with them.

              We have recently expanded our sales of LED components and plan to continue to focus on increasing such sales in the future. As we continue to expand our LED components business, some of our packaging customers may perceive us as a competitor and may reduce or cease purchasing our LED chips. If such reduction in orders occurs faster than our growth in our LED components business or if future demand for these products does not grow, our business, financial condition and results of operations could be materially and adversely affected.

              In addition, we face challenges in further expanding our LED components business because it involves processes and technologies that are significantly different from our manufacturing processes for LED chips, which has been our core product to date. For example, we are developing advanced level LED component techniques, such as wafer level packaging, which is in early stages of development. We have not yet produced wafer level packaging commercially or in any significant volumes, and may not be able to do so. If we are not able to further develop our LED components business or if competitors create or adopt more advanced packaging technologies than ours, then our business, financial condition and results of operations could be materially and adversely affected.

              In addition, the intellectual property rights related to LED components are particularly complex and characterized by aggressive enforcement of those rights. To minimize the likelihood that one of our competitors or another third party will assert a claim, regardless of the merit, related to our LED components, we have sought to market these products only in certain countries in which we believe enforcement of intellectual property rights has historically been more limited. As a result, sales of our LED components have been limited to a small number of countries, and, given our strategy to minimize litigation risk, we may not be able to identify additional countries that we find to be suitable markets for these products. In addition, if the countries in which we currently sell our LED components increase their enforcement of intellectual property rights, our ability to continue to sell our LED components in our current markets may be materially adversely affected. Sales of our LED components and our other products may also be limited in the event that they are subsequently shipped or otherwise resold in a country, and a claim is brought against us or our customer pursuant to the intellectual property laws of the country of final destination.

We derive a substantial portion of our revenues from a limited number of customers and generally do not enter into long-term customer contracts. The loss of, or a significant reduction in purchases by, one or more of these customers could adversely affect our operating results and financial condition.

              We derive a significant portion of our revenues from a limited number of customers. For the years ended August 31, 2007, 2008 and 2009, our top ten customers represented 77.7%, 73.0% and 57.3% of our revenues, respectively, and 63.8% for the nine months ended May 31, 2010. Some of our largest customers have changed from year to year primarily as a result of our limited operating history, rapid growth, broadening customer base, and the timing of discrete, large project-based purchases. In addition, for the year ended August 31, 2009 and the nine months ended May 31, 2010, one distributor customer, Shenzhen Noah OPT-ELE Co., Ltd., or Shenzhen Noah, accounted for 32.2% and 25.6%, respectively, of our revenues. Shenzhen Noah purchases products from us through one-time purchase orders and does not have any long-term purchase commitments.

              The sales cycle from initial contact to confirmed orders with our customers is typically long and unpredictable. We typically enter into individual purchase orders with large customers, which can be altered, reduced or cancelled with little or no notice to us. We do not generally enter into long-term commitment contracts with our customers. As such, these customers may alter their purchasing behavior and reduce or cancel orders with little or no notice to us. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

  •
  reduction, delay or cancellation of orders from one or more of our major customers;

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  loss of one or more of our major customers and our failure to identify additional or replacement customers; and

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  failure of any of our major customers to make timely payment for our products.

We rely on certain key personnel. The loss of any of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business.

              Our future success depends on the continued service and performance of our key personnel, including in particular Trung T. Doan, our chief executive officer, and Dr. Anh Chuong Tran, our chief operating officer. We do not maintain key man insurance on any of our officers or key employees.

              If any of Mr. Doan, Dr. Tran or others of our key personnel were unable or unwilling to continue in their present positions, we may not be able to replace them readily or on terms that are reasonable, if at all. As such, the loss of Mr. Doan, Dr. Tran or other key personnel, including other key members of our management team and certain of our key marketing, sales, product development or technology personnel, could significantly disrupt our operations and prevent the timely achievement of our development strategies and growth, which would likely have an adverse effect on our financial condition, operating results and prospects. Moreover, we may lose some of our customers if any of our officers or key employees were to join a competitor or form a competing company. The loss of the services of our senior management for any reason could adversely affect our business, operating results and financial condition.

              In addition, competition for experienced employees in our industry can be intense, and we may not be successful in recruiting, motivating or retaining sufficiently qualified personnel on terms that are reasonable, or at all. In particular, China SemiLEDs may face difficulties recruiting and retaining suitable employees in sufficient numbers and it may need to invest significant time and resources to train personnel to perform the necessary manufacturing, senior management and administrative functions.

The marketing and distribution efforts of our third-party distributors may not be effective, which could negatively affect our ability to expand our business outside of Taiwan and China and damage our brand reputation.

              We market and sell our products through third-party distributors in certain markets such as China, Japan and South Korea. For the years ended August 31, 2008 and 2009 and the nine months ended May 31, 2010, 40.0%, 54.8% and 45.5% of our revenues were from sales to distributors. We rely on these distributors to service end-customers, and our failure to maintain strong working relationships with such distributors could have a material adverse impact on our operating results and revenues from such countries and damage our brand reputation.

              We do not control the activities of our distributors with respect to the marketing and sales of and customer service support for our products. Therefore, the reputation and performance of our distributors and the ability and willingness of our distributors to sell our products, uphold our brand reputation for quality, by providing, for example, high quality service and pre- and post-sales support, and their ability to expand their businesses and their sales channels are essential to the future growth of our business and has a direct and material impact on our sales and profitability in such jurisdictions. Also, as with our individual customers, we do not have long-term purchase commitments from our distributor customers, and they can therefore generally cancel, modify or reduce orders with little or no notice to us. As a result, any reductions or delays in, or cancellations of, orders from any of our distributors may have a negative impact on our sales and budgeting process.

              In addition, we have entered and may from time to time enter into exclusivity or other restrictions or arrangements of a similar nature as part of our agreements with our distributors. Such restrictions or arrangements may significantly hinder our ability to sell additional products, or enter into agreements with new or existing customers or distributors that plan to sell our products, in certain markets, which may have a material adverse effect on our business, financial condition and results of operations.

              Moreover, we may not be able to compete successfully against those of our competitors who have greater financial resources and are able to provide better incentives to distributors, which may result in reduced sales of our products or the loss of our distributors. The loss of any key distributor may force us to seek replacement distributors, and any resulting delay may be disruptive and costly.

We are highly dependent on our customers' ability to produce and sell products incorporating our LED products. If our customers are not successful, our operating results could be materially and adversely affected.

              Our customers incorporate our LED products into their products. As such, demand for our products is dependent on demand for our customers' end-products that incorporate our LED products and our customers' ability to sell these products. The general lighting market has only recently begun to develop and adopt standards for fixtures that incorporate LED devices. If the end-customers for our products are unable to manufacture fixtures that meet these standards, our customers' sales, and consequently our sales, will suffer.

              With respect to our LED chips, substantially all of our sales are to packagers or distributors, who in turn sell to packagers, a substantial portion of which is used in LED general lighting applications. Our packaging customers package our LED chips and sell the packaged product to distributors or end-customers such as lighting fixture manufacturers. Our distributors resell our LED chips either to packagers or to end-customers. General lighting applications typically require white lighting whereas we typically sell blue chips or chips with other non-white color characteristics. Therefore, our customers coat our LED chips with an appropriately colored phosphor that converts the LED light emission into the desired color. Sales of our LED chips are highly dependent upon our customers' ability to procure high quality phosphors, develop high quality and highly efficient white LED components and obtain the necessary intellectual property rights, such as the rights to use various phosphors. Even if our customers are able to develop competitive white LED components using our LED chips, there can be no assurance that our customers will be successful in the marketplace.

              With respect to the sale of our LED components, substantially all of our sales are to distributors, who sell to end-customers, or directly to end-customers. Sales by end-customers of our products are generally dependent on their ability to develop high quality and highly efficient lighting products and require complex designs and processes, including thermal design, optical design and power conversion.

If our intellectual property, including our proprietary technologies and trade secrets, are not adequately protected to prevent mis-use or misappropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be materially and adversely affected.

              Our future success and competitive position depends in part on our ability to protect our intellectual property, including proprietary technologies and trade secrets. In particular, we have developed advanced capabilities and proprietary know-how in sapphire reclamation, GaN epitaxial growth, copper alloy technology, nanoscale surface engineering and vertical LED structure technology that are critical to our business. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with our employees, licensees and third parties with whom we have relationships, and trademark, copyright, patent and trade secret protection laws, to protect our intellectual property, including our proprietary technologies and trade secrets.

              There can be no assurance that the steps we have taken or plan to take in the future are adequate to protect our intellectual property, including our proprietary technologies and trade secrets. We currently have 31 patents issued and 43 patents pending with the United States Patent and Trademark Office covering various aspects of our core technologies. We also have 43 patents issued and 86 patents pending before patent and trademark offices outside the United States. Of these 74 issued patents and 129 pending patents, 57 are issued design patents and 10 are pending design patents. We expect to continue to seek patent and trademark protection for our technologies and know-how. However, we will only be able to protect such technologies and know-how from unauthorized use by third parties to the extent that valid, protectable and enforceable rights cover them. We cannot be certain that our patent and trademark applications will lead to issued patents being issued and registered trademarks being granted in a timely manner, or at all. Even if we are successful in obtaining such rights, the intellectual property laws of other countries in which our products are sold or may in the future be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. For example, China currently affords less protection to a company's intellectual property than some other jurisdictions. As such, the lack of strong patent and other intellectual property protection in China may significantly increase our vulnerability as regards unauthorized disclosure or use of our intellectual property and undermine our competitive position. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in LED-related industries are uncertain and still evolving, both in the United States and in other countries. Moreover, the contractual agreements that we enter into with employees, licensees and third parties to protect our intellectual property and proprietary rights afford only limited protection and may not be enforceable.

              We also expect that the more successful we are, the more likely it will be that competitors will try to develop or patent similar or superior technologies, products and services. In the event that our competitors are able to obtain knowledge of our know-how, trade secrets and technologies through independent development, our failure to protect such know-how, trade secrets and technologies and/or our other intellectual property and proprietary rights may undermine our competitive position. In addition, third parties may knowingly or unknowingly infringe our trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights or determine the validity and scope of our proprietary rights. Any such litigation could be very costly and could divert management attention and resources away from our business, and the outcome of such litigation may not be in our favor. If the protection of our intellectual property, including our proprietary technologies and trade secrets, is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products and methods of operation. Any of these events may have a material adverse effect on our business, financial condition, reputation and competitive position.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

              To protect a substantial amount of our technologies, we have chosen to rely primarily on trade secrets law rather than seeking protection through patents. Trade secrets are inherently difficult to protect. In order to protect our intellectual property rights, including our proprietary technologies and trade secrets, we rely in part on security measures, as well as confidentiality agreements with our employees, licensees and other third parties. These measures and agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. While we believe we use reasonable efforts to protect our trade secrets, we could potentially lose future trade secret protection if any unintentional or willful disclosure by our directors, employees, consultants or contractors of such information occurs, including disclosure by employees during or after the termination of their employment with us, in particular if they were to join one of our competitors. In addition, in the event that others independently discover or gain access to our trade secrets and proprietary information, we would not be able to assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

The reduction or elimination of government investment in LED lighting or the elimination of, or changes in, policies that encourage the use of LEDs over some traditional lighting technologies could cause demand for our products to decline, which could materially and adversely affect our revenues, profits and margins.

              We believe the near-term growth of the LED market will be driven in part by government policies that either directly promote the use of LEDs or discourage the use of some traditional lighting technologies. Today, the upfront cost of LED lighting exceeds the upfront cost for some traditional lighting technologies that provide similar lumen output in many applications. However, for environmental reasons, among others, various governments around the world have used policy initiatives to accelerate the development and adoption of LED lighting and other non-traditional lighting technologies that are seen as more environmentally-friendly compared to some traditional lighting technologies. Reductions in, or eliminations of, government investment and favorable energy policies could result in decreased demand for our products and decrease our revenues, profits, margins and prospects.

If we fail to implement proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial reports could be impaired and our stock price could decline.

              Prior to this offering, we have been a private company and have not filed reports with the SEC. We will become subject to the public reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, upon the completion of this offering. As a public reporting company listed on the NASDAQ Global Market, we will be required, among other things, to maintain a system of effective internal control over financial reporting. We produce our consolidated financial statements in accordance with the requirements of generally accepted accounting principles in the United States, or US GAAP, but it is necessary for us to enhance our internal control environment to align our procedures with those expected of a public company.

              Effective internal controls are necessary for us to produce reliable financial reports. As a public company, we will be required to evaluate periodically the effectiveness of the design and operation of our internal controls over financial reporting. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. Although we have begun recruiting additional finance and accounting personnel, we will need to hire additional personnel or outsource this function to meet these requirements. Our ability to hire and retain personnel with US GAAP expertise in Taiwan may affect our ability to meet these requirements. We have not yet begun the process of evaluating or documenting our internal control over financial reporting processes and systems. Our initiatives ultimately may not result in an effective internal control environment.

              If we fail to implement and maintain an effective system of internal control over financial reporting we may be unable to produce timely, reliable financial reports. Similarly, if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls it could result in loss of investor confidence and a decline in our stock price.

Our gross margins could fluctuate as a result of changes in our product mix and other factors, which may adversely impact our operating results.

              We anticipate that our gross margins will fluctuate from period to period as a result of the mix of products that we sell in any given period. If our sales mix shifts to a greater percentage of LED components, our average selling prices could be higher. However, LED components generally have lower margins than our LED chips, and therefore our overall gross margin levels would be adversely impacted. Increased competition and the adoption of alternatives to our products, more complex engineering requirements, lower demand, over-capacity in the market and other factors may also lead to price erosion and as a result a lower product margins and lower revenues.

We may undertake joint ventures, investments, acquisitions and other strategic alliances and such undertakings, as well as our existing joint ventures, may be unsuccessful and may have an adverse effect on our business.

              We have grown our business in part through strategic alliances and acquisitions. For example, we formed China SemiLEDs in January 2010 to focus on the growing market in China and we acquired SBDI in April 2010 to process LED chips into LED components. We intend to continue growing our operations by entering into joint ventures, undertaking acquisitions or establishing other strategic alliances with third parties in the LED and LED-related industries. These activities involve challenges and risks in negotiation, execution, valuation and integration, and closing of the transactions could be delayed or prevented by regulatory approval requirements, including antitrust review, or other conditions. Our existing joint ventures and acquisitions and future ones that we may enter also could expose us to new operational, regulatory, market and geographical risks as well as risks associated with significant capital requirements, the diversion of management and financial resources, sharing proprietary information, loss of control over operations and non-performance by a counterparty. In addition, we may not be successful in finding suitable targets on terms that are favorable to us, or at all.

              Even if successfully negotiated and closed, expected synergies from a joint venture, acquisition or other strategic alliance may not materialize or may not advance our business strategy, may fall short of expected return-on-investment targets or may not prove successful or effective for our business. Any future joint venture or acquisition could involve numerous risks including:

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  difficulty integrating the operations, internal control systems, technologies and products of the acquired business;

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  potential disruption of our ongoing business and distraction of management;

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  inadequate cash to fund the acquisition or to pay for unanticipated expenses;

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  creating an entity which subsequently becomes a competitor to us;

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  exposure to unknown liabilities, including litigation against the companies we may acquire;

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  potential loss of key employees or customers of the acquired company; and

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  additional costs due to differences in culture, geographic locations and duplication of key talent.

              We may need to raise additional debt funding or sell additional equity securities to enter into such joint ventures or make such acquisitions. However, we may not be able to obtain such debt funding or sell equity securities on terms that are favorable to us, or at all. The raising of additional debt funding by us, if required and available, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities, if required and available, could result in dilution to our stockholders.

Any undetected defects in our products may harm our sales and reputation and adversely affect our manufacturing yields.

              The manufacture of LED chips is highly complex, requiring precise processes in a highly controlled and sterile environment using specialized equipment. We manufacture our LED products to meet customer requirements with respect to quality, performance and reliability. Although we utilize quality control procedures at each stage of our manufacturing process, our products may still contain defects that are undetected until after they are shipped or inspected by our customers. Unsatisfactory performance of or defects in our products may cause us to incur additional expenses, including costs in relation to product warranties, cancellation and rescheduling of orders and shipments, and product returns or recalls. Failure to detect and rectify defects in our products before delivery could subject us to product liability claims and harm our credibility and market reputation, which could materially adversely affect our business and results of operations.

              In addition, we do not currently have fully automated manufacturing processes, which could potentially introduce contaminants to the production processes through human error. Defects or other difficulties in the manufacturing process can prevent us from achieving maximum capacity utilization, which is the actual number of wafers that we are able to produce in relation to our capacity, and acceptable yields of quality LED chips from those wafers.

We rely on a limited number of key suppliers for certain key raw materials and equipment. The loss of key suppliers may have a material adverse effect on our business.

              There are a limited number of companies which supply certain of the specialized raw materials that are important to the manufacture of our products as well as a very limited number of manufacturers of equipment that are critical to our operations. We generally enter into spot purchase orders with our suppliers and do not have long-term or guaranteed supply arrangements with any of them. We purchase sapphire products, the key wafer material used in the manufacture of our LEDs from a limited number of suppliers. A major shortage of sapphire wafers would impair our ability to meet our production needs resulting in increased costs.

              We also purchase gases, photo chemicals and other materials from various suppliers on the spot market. For example, there are currently supply constraints in the market for Trimethylgallium and other Organo-metallic material, which is used for MOCVD growth of GaN, Aluminium Gallium Nitride, or AlGaN, and Indium Gallium Nitride, or InGaN, layers on sapphire. Although those constraints have not yet had a impact on our ability to procure supply, continued supply constraints could have a negative impact on us if supply does not increase over the next year. Additionally, we use metals such as copper alloy and other commodities in our manufacturing process. The price volatility of such materials may make our procurement planning challenging. If the prices of materials increase it may adversely affect our operating margins. Although these materials are generally available and are not considered to be specialty chemicals, our inability to procure such materials in volumes and at commercially reasonable prices could result in a material adverse effect on our business, financial condition and results of operations.

              Furthermore, the global LED chip manufacturing industry currently relies on only a few manufacturers of MOCVD reactors. Because the MOCVD reactor is the key equipment used to produce LED chips, a significant increase in demand for production capacity could place significant pressure on these equipment manufacturers. These equipment manufacturers may not be able to timely meet such demand. In addition, there are varying lead times of up to six months or more for MOCVD reactors. In the event that we are unable to procure sufficient equipment for our planned capacity expansions, planned migration to larger wafer sizes and, in particular, for China SemiLEDs' new 4" manufacturing facility, our business, financial condition and results of operations would be materially adversely affected.

              If any of our key raw material and equipment suppliers fails to meet our needs on time or at all, we may not be able to procure replacement supplies from other sources on a timely basis or on commercially reasonable terms and our production may be delayed or interrupted, which could impair our ability to meet our customers' needs and damage our customer relationships.

Unfavorable economic or global market conditions are likely to continue to have a negative impact on our business, financial condition and results of operations.

              The recent economic downturn in the United States and international markets has led to slower economic activity, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and diminished liquidity and credit availability in many financial markets. In addition, the global economic recession has led to reduced spending in our target markets and made it difficult for our customers and us to accurately forecast and plan future business activities. Continued weak economic conditions and further adverse trends in general economic conditions, consumer confidence, employment levels, business conditions, interest rates, availability of credit, inflation and taxation have in the past and may again in the future cause consumer spending to decline further, reduce demand for and prices of our products and our customers' products, affect the prices and availability of raw materials, and limit our ability to obtain financing for our operations. Furthermore, our customers may be unable to access capital efficiently, or at all, which could adversely affect our financial condition by resulting in product delays, increased defaults in accounts receivables and increased inventory exposures. Any unfavorable economic or market conditions could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on an adequate and timely supply of electricity and water.

              We consume a significant amount of electricity and water in our manufacturing process. We may experience future disruptions or shortages in our electricity or water supply, which could result in a drop in or loss of throughput and product yield or even the loss of an entire production run, depending on the duration of disruption or shortage. Although we maintain generators and other backup sources of electricity, these replacement sources are only capable of providing effective backup supplies for limited periods of time. We do not currently have any alternative sources of water nor do we retain backup tanks. We cannot assure you that we will not experience disruptions or shortages in our electricity or water supply or that there will be sufficient electricity and water available to us to meet our future requirements. Any material disruption could significantly impact our normal business operations, cause us to incur additional costs and adversely affect our financial condition and results of operations.

Our operations involve the use of hazardous materials and we must comply with environmental laws, which can result in significant costs, and may affect our business and operating results.

              Our research and development and manufacturing activities involve the use of hazardous materials, including acids, adhesives and other industrial chemicals. As a result, we are subject to a variety of environmental, health and safety laws and regulations governing the use, storage, handling, transportation, emission, discharge, exposure to, and disposal of such hazardous materials. Compliance with applicable environmental laws and regulations in each of the jurisdictions in which we operate can be costly, and there can be no assurance that violations of these laws will not occur in the future as a result of human error, accident, equipment failure, or other causes. Liability under environmental and health and safety laws can be joint and several, and without regard to fault or negligence. The failure to comply with past, present, or future laws could subject us to increased costs and significant fines and penalties, damages, legal liabilities, suspension of production or operations, alteration of our manufacturing facilities or processes, curtailment of our sales and adverse publicity. Any of these events could harm our business and financial condition. In addition, China SemiLEDs is required to obtain the relevant approvals from PRC environmental protection authorities prior to commencing commercial operations at its manufacturing facility, and there can be no assurance that it will be able to obtain such approvals in a timely manner, or at all.

              Furthermore, environmental protection and workplace safety regulations may become more stringent in the future, and although we cannot predict the ultimate impact of any such new laws, they may impose greater compliance costs or result in increased risks or penalties, which could harm our business. Existing and future environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify our product designs or incur other expenses associated with such laws and regulations. As our industry continues to evolve, we may be required to evaluate and use new materials in our manufacturing process that may be subject to regulation under existing or future environmental laws and regulations, and our use of such new materials may be restricted. Any such restriction could require us to alter our manufacturing processes or increase our expenses. If we fail to comply with current and future environmental laws and regulations, whether intentional or inadvertent, we may be required to pay fines and other liabilities to the government or third parties, suspend production or even cease operation.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

              As a multinational organization, we are subject to taxation in many jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the taxing authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the taxing authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

              We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Proposed future U.S. federal income tax legislation could negatively impact our effective tax rate.

              President Obama's administration and key members of Congress have announced proposed tax legislation that could substantially modify the rules governing the U.S. taxation of certain non-U.S. subsidiaries. These potential changes include limitations on the ability to claim and utilize foreign tax credits and deferral of interest expense deductions until non-U.S. earnings are repatriated to the United States. Details of the proposal remain unknown, although if any of these proposals are enacted into law, they could negatively impact the amount of taxes payable in the United States and our effective tax rate and adversely affect our results of operations.

Risks Related to Our Investment in China SemiLEDs

If we fail to execute our China strategy through China SemiLEDs, our financial condition, results of operations, business and prospects may be materially and adversely affected.

              Given the significance of the China market as part of our business strategy, our net income growth and overall growth prospects are significantly dependent on the success of China SemiLEDs. We established China SemiLEDs in January 2010 and its manufacturing facilities will not be operational until after January 2011. China SemiLEDs is the first operating entity we have established in China and we have not had prior experience in establishing, constructing and managing design, manufacture and sales operations of the scale that is contemplated at China SemiLEDs. China SemiLEDs may not be able to complete construction of its manufacturing facilities in a timely basis, or at all, or within projected budgets. China SemiLEDs must hire significant numbers of additional technical, engineering and operational staff, install new equipment and begin operations in accordance with current budget and plans and must establish a new sales force and distribution network for its products.

              Our management and other key personnel will also have to devote significant managerial time and resources to help grow China SemiLEDs' business, which could result in the diversion of our management resources away from our current business operations and customers. A majority of the members of the board of directors of China SemiLEDs are our employees, including our chief executive officer Trung T. Doan and our chief operating officer Dr. Anh Chuong Tran. Mr. Doan and Dr. Tran serve as chairman and vice-chairman, respectively, of the board of China SemiLEDs.

              Furthermore, certain local and provincial governments of the PRC have offered China SemiLEDs support in the form of incentives, including subsidies with respect to the construction of manufacturing facilities, interest rates on loans and equipment purchases and research and development grants. However, there is no assurance that such local and provincial governments will not significantly reduce or even eliminate some or all of these government incentives. In addition, such incentives and subsidies, which were approved and provided by local and provincial government authorities, may be in contravention of PRC national written rules and regulations and therefore, such incentives and subsidies may be challenged by the PRC national government. Although we are not legally obligated to further fund China SemiLEDs, we may need to provide it additional funding to meet our and its goals, in particular if the government subsidies and incentives that it currently receives were to be eliminated or reduced. China SemiLEDs must be profitable for us to recoup the cost of our investment and realize financial benefits from this joint venture. We cannot assure you that our investment will be profitable or that China SemiLEDs will be successful as it could fail for a number of reasons, some of which are beyond our control.

We do not own a majority of the shares of China SemiLEDs and if there are significant disagreements with the other shareholders of China SemiLEDs or if China SemiLEDs' management takes actions that are detrimental to us, our financial condition, results of operations, business and prospects may be materially and adversely affected.

              Pursuant to the articles of association of China SemiLEDs, we have the right to nominate a majority of its board of directors. However, we only own 49% of the shares of the joint venture, and the other shareholders, acting collectively as a group, control China SemiLEDs with respect to any matters that require stockholder approval by a simple majority. Although special resolutions, which require the approval of stockholders representing at least two-thirds of the shares of China SemiLEDs, are necessary for certain corporate actions, including any increase or reduction in the registered capital, any merger, separation, dissolution or change of the form of China SemiLEDs or any amendments to its articles of association, we cannot assure you that disputes will not arise with respect to the interpretation and application of the provision requiring special resolutions or that the other shareholders of China SemiLEDs will not exercise their voting rights to the detriment of our interests in other matters.

              Our right to nominate a majority of the board terminates if China SemiLEDs is listed on a stock exchange. In addition, the number of directors we can nominate declines as the percentage of the outstanding shares of China SemiLEDs that we hold declines below 41%. If our percentage ownership is diluted because China SemiLEDs issues additional common stock for any reason, including to raise capital or effect acquisitions, or if China SemiLEDs conducts a public offering and lists its common stock on a stock exchange, our ability to control or influence board decisions or the operation of the business could be substantially diminished or eliminated. Furthermore, under its articles of association, if a director has a connected relationship with any enterprise that is the subject of a resolution at a board meeting, such director may not vote on the matter, either directly or by proxy. As such, in the event that any matters involving us or our relationship with China SemiLEDs are brought before the board of directors of China SemiLEDs, our directors would be required to recuse themselves and such board decisions would be made by the remaining directors that are not affiliated with us.

              Although we and the other non-selling stockholders have a right of first refusal with respect to the sale by any of the other shareholders of their interests in China SemiLEDs, if we do not exercise such rights, or are unable to do so, new stockholders will become our partners in the joint venture. These new partners may have different interests, objectives and strategic plans that conflict with ours or those of the other shareholders in China SemiLEDs. In addition, no assurance can be given that such new stockholders may not be one of our competitors in China or elsewhere, which could lead to significant conflicts, including the disclosure of proprietary information and lead to contested stockholder votes and attempts by such stockholder to influence China SemiLEDs to take actions that are not favorable to us.

              Any disputes between us and the other shareholders of China SemiLEDs may lead to adverse consequences for the growth prospects of China SemiLEDs and its and our ability to further access and penetrate the China market and also may result in litigation.

              In addition, the day-to-day management of China SemiLEDs will be conducted by its general manager, deputy general manager and other senior personnel. Although the board of directors appoints and may dismiss the general manager and the general manager must implement board resolutions and report to the board, the general manager of China SemiLEDs and other members of its management will have significant operational control over China SemiLEDs. While we intend to actively monitor and, to the extent possible, direct the operations of China SemiLEDs through our five board members, we cannot assure you that the management of China SemiLEDs will not take actions that are detrimental to our interests.

China SemiLEDs may compete with us for sales in China.

              For the year ended August 31, 2009 and the nine months ended May 31, 2010, 47.2% and 41.6%, respectively, of our revenues were generated from sales to customers in China (including Hong Kong). Under various intellectual property agreements between us and China SemiLEDs, we have transferred patents and granted licenses with respect to certain of our patents to China SemiLEDs so that it can manufacture and sell LED chips in China. As such, both China SemiLEDs and Taiwan SemiLEDs will sell substantially the same LED chips in China. We cannot assure you that China SemiLEDs and Taiwan SemiLEDs will not ultimately compete for the same pool of existing or new customers, in particular if demand for LED products decreases or does not increase. We do not consolidate the financial results of China SemiLEDs in our consolidated financial statements but instead record 49% of the net income or loss from China SemiLEDs in our income statement under income (loss) from unconsolidated entities. If China SemiLEDs makes significant sales to customers in China that would have otherwise been made by Taiwan SemiLEDs our revenues could be materially and adversely affected, and if the amount we record under income (loss) from unconsolidated entities for those sales does not compensate for the impact of the loss of the sale by Taiwan SemiLEDs, then our results of operations would be materially and adversely affected.

              Mr. Doan and Dr. Tran may have potential conflicts of interest because they serve as our officers and directors and also the chairman and vice-chairman, respectively, of China SemiLEDs. They may face circumstances where a business opportunity is available to both China SemiLEDs and us. In such a scenario, they may need to decide the extent, if any, either company retains such opportunity. Because China SemiLEDs is not yet operational, we do not yet know the nature or extent of any such conflicts nor have we determined how such conflicts will be resolved. If the conflicts are frequent or severe, we may be unable to resolve them in a timely or satisfactory manner. For example, if there are conflicts regarding business opportunities, we could be harmed in many ways, including if the conflict results in:

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  neither China SemiLEDs nor us obtaining the business opportunity;

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  China SemiLEDs obtaining the opportunity instead of us;

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  confusion in the market because we are unable to manage the conflict and distinguish each entity;

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  damage to our relationship with the officers, directors and other shareholders of China SemiLEDs or us;

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  our officers no longer serving as directors of China SemiLEDs or as our officers or directors; or

  •
  legal action or the threat of the same against us, China SemiLEDs or our respective officers, directors or stockholders.

We cannot assure you that we will not have significant disputes concerning the scope of our intellectual property agreements with China SemiLEDs, and the non-compete provisions between us and China SemiLEDs may constrain our ability to grow in China, both of which could have a material and adverse effect on our business, prospects, financial condition and results of operations.

              We have entered into various patent assignment and cross-license agreements with China SemiLEDs, pursuant to which we agreed to assign certain patents to China SemiLEDs and grant royalty-free, exclusive and non-transferable licenses with respect to certain other patents to China

SemiLEDs for use in manufacturing and selling LED chips in China. In return, China SemiLEDs agreed to grant us a royalty-free, transferable and exclusive license to use the assigned patents globally except in manufacturing LED wafers and chips in China. Pursuant to the cross-license agreements all future patents acquired by China SemiLEDs will be licensed to us for use in manufacturing or selling LED products globally. Under a trademark cross-license agreement, we agreed to grant China SemiLEDs a royalty-free, exclusive license to use our "SemiLEDs" trademark within China, subject to certain conditions.

              We have also agreed to certain non-compete provisions in favor of China SemiLEDs. In particular, we cannot invest in any other company that is engaged in the production of LED wafers or chips in China. We also cannot engage in the production of LED wafers or chips directly or indirectly, in the form of original equipment manufacturing or outsourcing, in China. Finally, we cannot allow any third party to which we transfer or license our technologies to apply such technologies in the production of LED wafers or chips in China.

              We cannot assure you that we will not have disputes with the other shareholders of China SemiLEDs regarding the scope of the intellectual property rights licensed, our rights under the cross-licensing agreements or the scope of the non-compete provisions. In addition, if China SemiLEDs is not successful, these non-compete provisions and the limitations in the intellectual property cross-licensing agreements could prohibit us from entering into other strategic joint ventures and relationships in China and from entering certain markets in China, which could have a material and adverse effect on our business, prospects, financial condition and results of operations.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from Taiwan SemiLEDs and China SemiLEDs may be restricted by commercial, statutory and legal restrictions, which may materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

              We are a holding company. Our two material assets are our ownership interest in Taiwan SemiLEDs and our joint venture interest in China SemiLEDs. We also have other joint ventures in the early stages of business development.

              Dividends and interest on intercompany loans we receive from our subsidiaries in Taiwan, if any, will be subject to withholding tax under Taiwan law. The ability of our subsidiaries in Taiwan to pay dividends, repay intercompany loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions, including the Taiwan government's right to revoke repatriation of profits within a specified period subject to certain violations. In addition, although there are currently no foreign exchange control regulations that restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to stockholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to stockholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years' losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

              Upon commencement of commercial production at China SemiLEDs, a substantial portion of our business in China will be conducted through China SemiLEDs. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. PRC subsidiaries are generally required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of their respective registered capital, which is approximately RMB102.4 million for China SemiLEDs. Statutory reserves are not distributable as loans, advances or cash dividends. As China SemiLEDs is in early stages of development we expect that it will have accumulated deficits for the near term.

              In addition, any dividends paid by China SemiLEDs requires the approval of the affirmative vote of the stockholders of China SemiLEDs, which may not be given. Moreover, any income that we source from China is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, or the EIT Law. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, we will be subject to a withholding tax rate of 10% for any dividends paid by China SemiLEDs to us if we are deemed a non-PRC tax resident.

Our ability to make further investments in Taiwan SemiLEDs may be dependent on regulatory approvals in Taiwan and, with respect to China SemiLEDs, regulatory approvals in China.

              Taiwan SemiLEDs depends on us and China SemiLEDs depends on us and its other stockholders to meet their equity financing requirements. Any capital contribution by us to Taiwan SemiLEDs requires the approval of the relevant Taiwan authorities such as the Hsinchu Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. Any loans or capital contributions to PRC subsidiaries including China SemiLEDs, are subject to PRC regulations in connection with foreign investment and foreign exchange administration. For example, loans by us to China SemiLEDs to fund its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or SAFE, or its local branch, and additional capital contributions would be subject to government approvals.

              We cannot assure you that we will be able to complete these government registrations or obtain the government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to complete these registrations or obtain the approvals, our ability to use the proceeds we receive from this offering and to capitalize Taiwan SemiLEDs and China SemiLEDs may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Your rights may be limited as we conduct a substantial portion of our operations in Taiwan and in China, and a substantial portion of our assets and a majority of our directors and officers reside outside the United States.

              Although we are incorporated in Delaware, substantially all of our operations are conducted in Taiwan through Taiwan SemiLEDs and in China through China SemiLEDs. As such, substantially all of our assets are located in Taiwan or the PRC. In addition, substantially all of our directors and officers reside outside the United States, and a substantial portion of the assets of those persons are located outside of the United States. Therefore, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under applicable securities laws or otherwise. Even if you are successful in bringing an action, the laws of Taiwan and China may render you unable to enforce a United States judgment against our assets or the assets of our directors and officers.

              For judgments obtained in courts outside of Taiwan to be recognized and enforceable in Taiwan without review of the merits the Taiwan court in which the enforcement is sought must be satisfied that: the foreign court rendering such judgment has jurisdiction over the subject matter in accordance with the Taiwan law; the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of Taiwan; the judgment is a final judgment for which the period for appeal has expired or from which no appeal can be taken; if the judgment was rendered by default by the foreign court, the defendant was duly served in the jurisdiction of such court within a reasonable period of time in accordance with the laws and regulations of such jurisdiction, or process was served on the defendant with the Taiwan judicial assistance; and judgment of Taiwan courts is recognized and enforceable in the foreign court rendering the judgment on a reciprocal basis.

              The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments, which do not otherwise violate basic legal principles, state sovereignty, safety or social public interest of the PRC, in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would recognize and enforce judgments rendered by U.S. courts.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan and the location of the operations of China SemiLEDs, we are vulnerable to natural disasters and other events, which may seriously disrupt our operations.

              Most of our operations, and the operations of many of our LED manufacturing service providers, suppliers and customers are located in Taiwan and the PRC. For the year ended August 31, 2009 and for the nine months ended May 31, 2010, 31.8% and 41.3%, respectively, of our revenues were derived from customers located in Taiwan and 47.2% and 41.6%, respectively, of our revenues were derived from customers located in China (including Hong Kong). Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, typhoons, fires, power losses and other major catastrophic events. Disruption of operations due to any of these events may require us to evacuate personnel or suspend operations, which could reduce our productivity. Such disasters may also damage our facilities and equipment and cause us to incur additional costs to repair our facilities or procure new equipment, or result in personal injuries or fatalities or result in the termination of our leases and land use agreements. Any resulting delays in shipments of our products could also cause our customers to obtain products from other sources. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business losses from earthquakes and other events will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, natural disasters, such as earthquakes, floods and typhoons, may also disrupt or seriously affect the operations of our customers and suppliers, resulting in reduced orders or shipments or the inability to perform contractual obligations. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Any outbreak of widespread contagious diseases may have a material adverse effect on our business operations, financial condition and results of operations.

              The outbreak, or threatened outbreak, of any severe communicable disease (such as severe acute respiratory syndrome, avian influenza or H1N1 influenza) in Taiwan or China could materially and adversely affect the overall business sentiments and environment in these markets, particularly if such outbreak is inadequately controlled. This, in turn, could materially and adversely affect their domestic consumption, labor supply and, possibly, the overall gross domestic product growth. As our revenue is substantially derived from our operations in Taiwan and China, any labor shortages or contraction or slowdown in the growth of domestic consumption in Taiwan or China could damage our business. In addition, if any of our employees are affected by any severe communicable disease, our operations in the affected areas may be disrupted and we may be required to close our facilities to prevent the spread of the disease. The spread of any severe communicable disease in Taiwan or China may also impact the operations of our customers and suppliers, which could in turn materially and adversely affect our business, financial condition and results of operations.

Our operations in China expose us to certain inherent legal and other risks that could adversely affect our business.

              As a Delaware corporation, we are subject to laws and regulations applicable to foreign companies operating in China in general and specifically to the laws and regulations applicable to foreign-invested joint stock companies. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, China SemiLEDs must obtain relevant permits (including land use permits), licenses and approvals necessary for the completion of its factory, to purchase equipment and to commence operations and sales. Although we believe that China SemiLEDs has obtained or will obtain such permits, licenses and approvals, no assurance can be given that it will be able to do so or that if obtained that such permits, licenses or approvals will be adequate or that they will not be revoked or cancelled in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we have either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we have. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers.

              Because the legal and regulatory environment in China is subject to inherent uncertainties, the enforcement of our rights as a foreign company investing in China may be difficult. For example, our intellectual property may be afforded less protection in China than in some other countries. By entering the market in China in general and in particular by establishing manufacturing operations in China through China SemiLEDs, our vulnerability towards unauthorized disclosure or use of our intellectual property may be significantly increased.

              Future litigation could result in substantial costs and diversion of our management's attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China's legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation, which could adversely affect our competitive position, our ability to attract customers, and our results of operations.

New labor laws in China may adversely affect China SemiLEDs' results of operations or that of our customers.

              On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer's decision to reduce its workforce. The New Labor Contract Law imposes new requirements concerning, among other things, the types of contracts to be entered into between an employer and its employees and establishes time limits for probationary period and for how long an employee can be placed in a fixed-term employment contract. If an employer intends to terminate an employee or not to renew an employment contract upon its expiration, the employer is obligated to pay severance calculated based on the seniority and monthly salary of such employee (except for certain special circumstances expressly provided for under Chinese laws). Furthermore, only under certain circumstances expressly provided for under the New Labor Contract Law, can the employer terminate the employment contract. In the event that China SemiLEDs decides to significantly change or decrease its workforce, the New Labor Contract Law could adversely affect its ability to enact such changes in a manner that is most advantageous to its business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

              In recent years, certain regions of China have been experiencing a labor shortage as migrant workers and middle level management seek better wages and working conditions elsewhere. This trend of labor shortages is expected to continue, fueled by the effects of the "One-Child" policy imposed by the PRC government and will likely result in increasing wages as companies seek to keep their existing work forces. Recently, certain foreign owned enterprises in southern China, in particular in Foshan and Zhongshan in Guangdong Province have witnessed significant labor disturbances, including prolonged strikes and work stoppages. No assurance can be given that China SemiLEDs or any of our customers in China will not experience similar labor disturbances related to working conditions, wages or other reasons. Labor shortages, strikes and other disturbances may adversely affect China SemiLEDs' future operating results by, for example, preventing it from manufacturing at peak capacity and forcing it to increase wages and benefits to attract the diminishing pool of available workers, and may result in negative publicity and reputational harm. In addition, substantial competition in China for qualified and capable personnel, particularly experienced engineers and technical personnel may make it difficult for China SemiLEDs to recruit and retain qualified employees. If China SemiLEDs is unable to staff sufficient and adequate personnel at its China facilities, it may experience lower revenues or increased manufacturing costs, which would adversely affect its profitability and as a result adversely affect our reported net income.

Strained relations between the PRC and Taiwan could negatively affect our business and the market price of our common stock.

              Taiwan has a unique international political status. Since 1949, Taiwan and the PRC have been separately governed. The PRC government claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between Taiwan and China, the PRC government has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Furthermore, the PRC government adopted an anti-secession law relating to Taiwan. Relations between Taiwan and the PRC governments have been strained in recent years for a variety of reasons, including the PRC government's position on the "One China" policy and tensions concerning arms sales to Taiwan by the United States government. Any tension between the Taiwan government and the PRC government, or between the United States and China, could materially and adversely affect the market prices of our common stock.

If the U.S. dollar or other currencies in which our sales, raw materials, component purchases and capital expenditures are denominated fluctuate significantly against the NT dollar, the Japanese Yen and other currencies, our profitability may be seriously affected.

              We have significant foreign currency exposure, and are primarily affected by fluctuations in exchange rates among the U.S. dollar, the NT dollar, the Japanese Yen and other currencies. A portion of our revenues and expenses are denominated in currencies other than NT dollars, primarily U.S. dollars and to a lesser extent the Japanese Yen. We do not hedge our net foreign exchange positions through the use of forward exchange contracts or otherwise and as a result are affected by fluctuations in exchange rates among the U.S. dollar, the NT dollar, the Japanese Yen and other currencies. Any significant fluctuation in exchange rates may be harmful to our financial condition and results of operations.

The PRC government's control of currency conversion and changes in the exchange rate between Renminbi and other currencies could negatively affect our financial condition and our ability to pay dividends.

              The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or SAFE, provided that we satisfy certain procedural requirements. However, approval from SAFE or its local counterpart is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Our revenue from sales in China (including Hong Kong) accounted for 47.2% and 41.6% of our revenue for the year ended August 31, 2009 and the nine months ended May 31, 2010. We also expect China SemiLEDs to begin making sales in China after it commences commercial production at its Foshan manufacturing facilities. Since substantially all of China SemiLEDs' future cash flow from operations is expected to be denominated and settled in Renminbi, any existing and future restrictions on currency exchange may limit China SemiLEDs' ability to purchase goods and services outside of China or otherwise fund its business activities that are conducted in foreign currencies.

If the PRC government determines that China SemiLEDs failed to obtain requisite PRC governmental approvals for, or register with the PRC government, China SemiLEDs' current and past import and export of technologies, China SemiLEDs could be subject to sanctions.

              The PRC government imposes controls on technology import and export. The term "technology import and export" is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. We have transferred and licensed certain of our technologies to China SemiLEDs, which transfers and licenses may constitute technology import under PRC laws. In addition, China SemiLEDs has licensed and will continue to license certain technologies to us, which licenses constitute technology export under PRC laws. In addition, China SemiLEDs may enter into licenses with other third parties outside of China for certain technologies, which licenses would also constitute the import or export of technology under PRC laws. China SemiLEDs has not obtained the approval of, or completed the applicable registration with, the relevant PRC governmental authorities for all of its import and export of these technologies.

              If China SemiLEDs is found to be, or has been, in violation of PRC laws or regulations concerning the import or export of technologies, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting China SemiLEDs from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating China SemiLEDs' earnings generated from the import or export of such technology or even restricting its future export and import of any technology. If the PRC government determines that China SemiLEDs' past import and export of technology were inconsistent with, or insufficient for, the proper operation of its business, it could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to China SemiLEDs' business operations or render it unable to conduct a substantial portion of its business operations and may adversely affect its business and result of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

              We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, may not be subject to these prohibitions, and therefore may have a competitive advantage. In the past, there have been instances of corruption, extortion, bribery, pay-offs, theft and other fraudulent practices in Taiwan and China as well as other Asian countries. We cannot assure that our employees or other agents will not engage in such conduct and render us responsible under the FCPA. If our employees or other agents are found to have engaged in corrupt or fraudulent business practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and our Common Stock

An active, liquid and orderly trading market for our common stock may not develop, our stock price may be volatile and you may be unable to sell your shares at or above the offering price you paid.

              Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market after the closing of the offering. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

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  actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

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  changes in our customer composition and their orders;

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  actual or anticipated changes in our growth rate;

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  issuance of new or updated research or reports by securities analysts that have a change in outlook regarding the performance of our business or the future trading price of our common stock;

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  our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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  sales or expected sales of additional common stock;

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  announcements from, or operating results of, our competitors; and

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  general economic and market conditions.

              Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline.

              If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts issue an adverse opinion regarding our stock or do not publish research reports about our business, our stock price and trading volume could decline.

              The trading market for our common stock will be influenced by research reports that industry or securities analysts publish about us or our business and prospects. We do not currently have any and there may never be research coverage by industry or financial analysts of us. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if analysts commence coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline, perhaps substantially. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We will incur increased costs as a result of being a public company.

              As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, have required changes in the corporate governance practices of public companies.

              As a result of becoming a public company, we are in the process of establishing additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our administration costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file annual and quarterly reports, other event-related reports and proxy statements with the SEC.

              We expect these rules and regulations will increase our legal and financial compliance costs, but we cannot predict or estimate the amount or the timing of additional costs we may incur.

Future sales of our common stock could cause our stock price to fall.

              Sales of substantial amounts our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline.

              Based on the number of shares outstanding as of            , upon completion of this offering, there will be            shares of common stock outstanding. Of these shares, only the shares sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction or additional registration under the Securities Act of 1933, or the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining            shares outstanding as of             are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. In addition, as of May 31, 2010, there were outstanding options to purchase 9,668,775 shares of common stock, 2,967,425 of which were vested and exercisable.

              In connection with this offering, the selling stockholders, all of our directors and officers, and holders of substantially all of our outstanding equity securities, have entered into lock-up agreements with the underwriters or us under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Merrill Lynch and Barclays Capital. At any time and without public notice, any or all of the shares subject to the lock-up may be released prior to expiration of the 180-day lock-up period at the discretion of Merrill Lynch and Barclays Capital. We cannot predict what effect, if any, market sales of securities held by our stockholders or the availability of these securities for future sale will have on the market price of our common stock.

              As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering, based on shares outstanding as of May 31, 2010, the holders of 287,728,285 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. All of these shares are subject to the 180-day lock-up period. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Our directors, executive officers and principal stockholders will continue to have substantial control over us and will be able to influence corporate matters.

              After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately            % of our outstanding common stock, assuming no exercise of the underwriters' option to purchase additional shares of our common stock in this offering. As a result, certain of these stockholders acting alone or these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

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  limiting stockholders' ability to influence corporate matters;

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  delaying, deferring or preventing a change in corporate control;

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  impeding a merger, consolidation, takeover or other business combination involving us; or

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  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

              There can be no assurance that our interests will not conflict with those of these stockholders, who may also take actions that are not in line, or may conflict, with our other stockholders' best interests.

Purchasers in this offering will experience immediate and substantial dilution in tangible book value of their investment.

              Purchasers in this offering will immediately experience substantial dilution in net tangible book value. Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $            per share in net tangible book value, based on an assumed initial offering price of $            per share of common stock, which is the mid-point of the range of the proposed initial public offering price set forth on the cover of this prospectus. The exercise of outstanding options, 2,967,425 of which are outstanding and exercisable as of May 31, 2010, will result in further dilution. See "Dilution."

We may seek additional capital that may result in stockholder dilution.

              We may require additional capital due to changed business conditions or other future developments. If our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain bank loans and credit facilities. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness, whether in the form of public debt or bonds or bank financing, would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

              Our ability to obtain external financing is subject to a number of uncertainties, including:

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  our future financial condition, results of operations and cash flows and the trading price of our common stock;

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  the state of global credit markets and our credit worthiness;

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  general market conditions for financing activities by companies in our industry; and

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  economic, political and other conditions in Taiwan, China and elsewhere.

              We cannot assure you that financing, if needed, would be available in amounts or on terms acceptable to us, if at all.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

              We intend to use an as yet undetermined amount of the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. Our management and board of directors will have considerable discretion in applying our net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use our net proceeds for purposes that do not result in any increase in our net income, which could cause the price of our common stock to decline.

We do not anticipate paying any cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

              We have never declared or paid any cash dividends on our common stock or convertible preferred stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or maintain the price at which our stockholders have purchased their shares in this offering or in the future.

Delaware law and our certificate of incorporation and bylaws will contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

              Provisions in our certificate of incorporation and bylaws, that we intend to adopt before the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation will require that any action to be taken by stockholders must be taken at a duly called meeting of stockholders, which may only be called by our board of directors, the chairperson of our board of directors or the chief executive officer with the concurrence of a majority of our board of directors, and may not be taken by written consent. Our amended and restated bylaws will require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations.

              In addition, our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only a majority of the authorized directors of our board of directors may call a special meeting of stockholders. Our stockholders will not have cumulative voting rights. The combination of the classification of our board of directors and the lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

              Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would be without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

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  our expectations regarding the market demand for LED products, in particular in the general lighting market;

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  our expectations regarding performance improvements and cost reductions of LEDs;

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  our beliefs regarding the importance of environmentally-friendly lighting technologies;

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  our expectations regarding governmental support for the deployment of LEDs;

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  our beliefs regarding the effects of environmental regulation on some traditional lighting technologies;

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  our beliefs regarding the changing competitive landscape in the LED industry;

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  our expectations regarding China SemiLEDs and our growth in the China market;

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  our beliefs and expectations regarding the future shortage or availability of certain raw materials, such as sapphire;

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  our future financial performance, including our revenues, cost of revenues, operating expenses and our ability to sustain gross profit margins and net income levels;

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  our ability to keep pace with changes in technology and our competitors;

  •
  our ability to complete our China SemiLEDs facility in China and expand our production facility in Taiwan within the projected time periods and budgeted amounts, and our ability to operate such production facilities in an uninterrupted manner;

  •
  our success with respect to any future acquisitions of businesses, solutions or technologies;

  •
  our ability to adequately protect our intellectual property; and

  •
  our liquidity and working capital requirements.

              Forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements or revised expectations.

              This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate. These market data, including market data from Strategies Unlimited, the Freedonia Group and the U.S. Department of Energy, include projections that are based on a number of assumptions. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. The LED market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common stock. In addition, the rapidly changing nature of the LED market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.

USE OF PROCEEDS

              We expect the net proceeds to us from this offering, after expenses to be approximately $                 million based on an assumed initial public offering price of $                per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) the net proceeds to us by $                 million, after deducting underwriting discounts and commissions and estimated offering expenses, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase the net proceeds to us by $                 million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would decrease the net proceeds to us by $                 million. If the underwriters' overallotment option to purchase additional shares from us is exercised in full, we estimate that we will receive net proceeds of $                 million.

              The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds received by us from this offering to expand production capacity, to build a test line and for research and development related to LED chip production based on 6" wafers and for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. There are no agreements, understandings or commitments with respect to any such acquisition or investment at this time.

              We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

              We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

              We have never declared or paid, and do not have any present plan to declare or pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, general business conditions, contractual restrictions, capital requirements, business prospects, restrictions on the payment of dividends under Delaware law and any other factors our board of directors may deem relevant.

 CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of May 31, 2010:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to the automatic conversion of all outstanding convertible preferred stock and Class B common stock into an aggregate of 197,924,173 shares of Class A common stock as if such conversions had occurred on May 31, 2010; and

  •
  on a pro forma as adjusted basis, giving effect to (i) the automatic conversion of all outstanding convertible preferred stock and Class B common stock into an aggregate of 197,924,173 shares of Class A common stock as if such conversions had occurred on May 31, 2010 and (ii) the sale by us of                shares of common stock in this offering, at an initial public offering price of $                per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              You should read this table in conjunction with the sections titled "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of May 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$14,157	$14,157	$

Long-term debt (including current portion)	$4,953	$4,953	$

Stockholders' equity:
Common stock
Class A and Class B, $0.0000004 par value—206,483,335 shares authorized; 101,524,013 shares issued and outstanding actual (unaudited); 407,000,000 shares authorized, 293,588,236 shares issued and outstanding pro forma (unaudited); shares issued and outstanding pro forma as adjusted (unaudited)	—	—
Convertible preferred stock
Issuable in series A to E, $0.0000004 par value—192,064,239 shares authorized; 192,064,223 shares issued and outstanding actual (unaudited); no shares authorized, issued and outstanding pro forma and pro forma as adjusted (unaudited)	—	—
Additional paid-in capital	70,278	70,278
Accumulated other comprehensive loss	(238)	(238)
Accumulated deficit	(4,173)	(4,173)

Total stockholders' equity	65,867	65,867

Total capitalization	$70,820	$70,820	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the amount of additional paid-in capital, total stockholders' equity and total capitalization by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              The number of shares of our common stock set forth in the table above:

  •
  excludes 9,668,775 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2010 to purchase our common stock granted pursuant to the 2005 Equity Incentive Plan, as amended, at a weighted average exercise price of $0.05 per share;

  •
  excludes an aggregate of 354,610 shares of common stock as of May 31, 2010 reserved for issuance under the 2005 Equity Incentive Plan;

  •
  excludes            shares of common stock, subject to automatic increases on September 1 of each year from September 2011 to September 2017 of the smallest of            shares,            % of the shares of common stock outstanding at the time or the number of shares to be determined by our board, reserved for issuance under our 2010 Equity Incentive Plan, which we plan to adopt in connection with this offering; and

  •
  includes shares of 101,250 common stock that were legally issued but are subject to repurchase by us.

DILUTION

              If you invest in our common stock, you will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

              The historical net tangible book value of our common stock as of May 31, 2010 was $65.5 million, or $0.65 per share. Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock.

              The pro forma net tangible book value of our common stock as of May 31, 2010 was $             million, or $            per share. The pro forma net tangible book value per share gives effect to the automatic conversion of our outstanding convertible preferred stock into common stock in connection with this offering. The pro forma as adjusted net tangible book value of our common stock as of May 31, 2010 was $            , or $            per share. The pro forma as adjusted net tangible book value gives effect to the (i) automatic conversion of our outstanding convertible preferred stock into common stock in connection with this offering and (ii) receipt of the net proceeds from our sale of                shares of common stock in this offering at the assumed initial public offering price of $                per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The difference between the initial public offering price and the pro forma as adjusted net tangible book value represents an immediate dilution of $                per share to new investors purchasing common stock in this offering.

              The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$
Pro forma net tangible book value per share as of May 31, 2010	$
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors in this offering		$

              A $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of May 31, 2010 by approximately $                 million, the pro forma as adjusted net tangible book value after this offering by $                per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $                per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              If the underwriters' overallotment option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $            per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $            per share and the dilution to new investors purchasing shares in this offering would be $            per share.

              The table below summarizes as of May 31, 2010, on a pro forma as adjusted basis, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share (i) paid to us by existing stockholders, (ii) to be paid by new investors purchasing our common stock in this offering at the initial public offering price of $                per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions payable by us of $                 million and estimated offering expenses of approximately $                 million, and (iii) the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	293,588,236			$70,278,000		$0.24
New investors

Total		100.0%	$		100.0%

              The number of shares of our common stock to be outstanding after this offering is based on 293,588,236 shares issued and outstanding as of May 31, 2010, on a pro forma basis and:

  •
  excludes 9,668,775 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2010 under our 2005 Equity Incentive Plan, as amended, at a weighted average exercise price of $0.05 per share;

  •
  excludes 354,610 shares of common stock as of May 31, 2010 reserved for issuance under our 2005 Equity Incentive Plan; and

  •
  excludes            shares of common stock, subject to automatic increases on September 1 of each year from September 2011 to September 2017 of the smallest of            shares,            % of the shares of common stock outstanding at the time or the number of shares to be determined by our board, reserved for issuance under our 2010 Equity Incentive Plan, which we plan to adopt in connection with this offering.

  •
  includes 101,250 shares of common stock that were legally issued but are subject to repurchase by us.

              Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to                shares or                % of the total number of shares of our common stock outstanding after this offering. If the underwriters' overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to                % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to                 or                % of the total number of shares of our common stock outstanding after this offering.

              To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

              You should read the following selected consolidated financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data and related notes thereto in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

              The following selected consolidated statement of operations data for the years ended August 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of August 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statement of operations data for the period from January 4, 2005 (inception) through August 31, 2005 and for the year ended August 31, 2006 and the selected consolidated balance sheet data as of August 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The unaudited consolidated financial statements as of and for the nine months ended May 31, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. The results of operations for the nine months ended May 31, 2010 are not necessarily indicative of results to be expected for any subsequent period.

	January 4, 2005(1) through August 31,	Years Ended August 31,				Nine Months Ended May 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations:
Revenues, net	$—	$745	$6,860	$14,749	$11,551	$7,010	$24,275
Cost of revenues(2)	—	1,680	4,484	11,681	11,019	6,536	14,230

Gross profit (loss)	—	(935)	2,376	3,068	532	474	10,045

Operating expenses:
Research and development(2)	633	1,584	902	1,935	2,452	1,591	1,490
Selling, general and administrative(2)	530	1,788	1,704	2,320	2,568	1,600	2,244

Total operating expenses	1,163	3,372	2,606	4,255	5,020	3,191	3,734

Income (loss) from operations	(1,163)	(4,307)	(230)	(1,187)	(4,488)	(2,717)	6,311
Other income (expense):
Loss of unconsolidated entities(3)	—	—	—	—	—	—	(169)
Interest income (expense), net	78	101	97	41	215	209	(21)
Other income, net	—	—	—	37	—	—	—
Foreign currency transaction gain (loss)	63	(65)	234	295	580	424	(325)

Total other income (expense), net	141	36	331	373	795	633	(515)

Income (loss) before provision for income taxes	(1,022)	(4,271)	101	(814)	(3,693)	(2,084)	5,796
Provision for income taxes	—	—	—	—	—	—	271

Net income (loss)	$(1,022)	$(4,271)	$101	$(814)	$(3,693)	$(2,084)	$5,525

Net income (loss) attributable to common stock:
Basic	$—	$—	$—	$(814)	$(3,693)	$(2,084)	$460

Diluted	$—	$—	$—	$(814)	$(3,693)	$(2,084)	$487

Net income (loss) per share attributable to common stock:
Basic	$0.00	$0.00	$0.00	$(0.01)	$(0.04)	$(0.02)	$0.00

Diluted	$0.00	$0.00	$0.00	$(0.01)	$(0.04)	$(0.02)	$0.00

Shares used in computing net income (loss) per share attributable to common stock:
Basic	24,911,987	39,142,776	57,342,749	75,530,727	92,404,576	91,146,507	98,029,563
Diluted	24,911,987	39,142,776	57,892,748	75,530,727	92,404,576	91,146,507	107,899,182

	As of August 31,					As of May 31, 2010(4)
	2005	2006	2007	2008	2009	Actual	Pro Forma	Pro Forma as Adjusted
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,768	$1,972	$1,960	$11,120	$13,715	$14,157	$14,157	$
Working capital(5)	5,374	2,785	6,761	16,944	20,836	23,725	23,725
Total assets	14,954	14,025	31,882	43,740	50,801	76,307	76,307
Long-term debt, net of current portion(6)	—	—	—	—	2,995	3,964	3,964
Total stockholders' equity	$13,738	$13,075	$29,159	$39,492	$43,997	$65,867	$65,867	$

(1)
We were incorporated on January 4, 2005.

(2)
Stock-based compensation expenses are included in our cost of revenues, research and development expenses and selling, general and administrative expenses as follows:

	Years Ended August 31,					Nine Months Ended May 31,
	2005	2006	2007	2008	2009	2010
						(unaudited)
	(in thousands)
Stock-based compensation expenses included in:
Cost of revenues	$—	$—	$—	$—	$—	$29
Research and development	—	—	—	—	—	18
Selling, general and administrative	—	—	3	8	16	53

Total stock-based compensation expenses	$—	$—	$3	$8	$16	$100

(3)
Includes our proportionate share of loss from our unconsolidated joint venture entities, including China SemiLEDs. Our investments in these entities are initially stated at cost on our consolidated balance sheets and adjusted for our portion of equity in these investees' income or loss.

(4)
Our consolidated balance sheet as of May 31, 2010 is presented:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of 5,859,950 Class B common stock into Class A common stock and the conversion of 192,064,223 shares of convertible preferred stock, which represents all of the issued and outstanding shares of convertible preferred stock, into shares of Class A common stock on a one-for-one basis; and

  •
  on a pro forma as adjusted basis to reflect the pro forma adjustments stated above and the sale by us of         shares of common stock offered by this prospectus at the initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(5)
Working capital represents current assets less current liabilities.

(6)
Long-term debt includes long-term notes with a maturity of greater than 12 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

              This prospectus contains certain statements that are forward-looking in nature relating to our business, future events or our future financial performance. Prospective investors are cautioned that such statements involve risks and uncertainties, and that actual events or results may differ materially from the statements made in such forward-looking statements. In evaluating such statements, prospective investors should specifically consider the various factors identified in this prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

Company Overview

              We develop, manufacture and sell LED chips and LED components that we believe are among the industry leading LED products on both a lumens per watt and cost per lumen basis. Our products are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting.

              We sell blue, green and ultraviolet (UV) LED chips under our MvpLED brand to a customer base that is heavily concentrated in Asia, in particular China, Taiwan and Korea. Our operations include both LED chip and LED component manufacturing. We grow our epitaxy materials on sapphire by applying our patented and proprietary process technology based on GaN and related compounds. We then process these materials to create individual chips. We also package a portion of these chips to create LED components.

              We produce a wide variety of LED chips, currently ranging from chip sizes of 1520μm by 1520μm to 380μm by 380μm. The majority of our chips are capable of providing over 100 lumens per watt when packaged. We sell our LED chips to packaging customers or to distributors, who in turn sell to packagers. In addition, we package a portion of our LED chips into LED components, which we sell to distributors and end-customers in selected markets.

              We are a holding company for various wholly owned subsidiaries and joint ventures. Our most significant subsidiary is our wholly owned operating subsidiary, Taiwan SemiLEDs, where substantially all of our assets are held and located, substantially all of our employees are employed and located, and where all of our research and development and sales activities take place. Taiwan SemiLEDs owns a 100% equity interest in SBDI, a consolidated entity effective April 1, 2010. We also sell a substantial portion of our LED components through the Taiwan branch office of Helios Crew, our wholly owned Delaware subsidiary. We have a 49% interest in China SemiLEDs, a joint venture in China, which has not had any material operations to date. We also own a 50% interest and a 49% interest in two joint ventures in Malaysia and Taiwan, respectively, each of which is still in early development stage and has not had any material operations to date.

              Our 49% ownership interest in China SemiLEDs is accounted for as an equity method investment and as such is not consolidated for financial reporting purposes. We report our investment in China SemiLEDs on our consolidated balance sheet at cost, after adding or deducting our portion of equity in undistributed earnings or losses. If the value of our investment in China SemiLEDs declines, and the decline is determined to be other-than-temporary, the investment will be written down to fair value. We recognize our proportionate share (based on our percentage ownership) of the net income or loss, as the case may be, from China SemiLEDs under income (loss) from unconsolidated entities in our consolidated statements of operations, which include, in addition to the income or loss attributable to China SemiLEDs, our proportionate share of the income or loss from our other two joint venture entities.

China SemiLEDs

              We expect that a substantial portion of our business in China will be conducted through China SemiLEDs and we expect that our results of operations will be significantly impacted by the performance of China SemiLEDs as it begins to manufacture and sell products, and begins to aggressively pursue customers. We expect that China SemiLEDs will manufacture LED chips for sale to packagers and distributors, which we expect will include shareholders of China SemiLEDs. We expect that the end users of China SemiLEDs' LED products will include government entities, such as cities and provinces who will use its LED products for installation in street lighting and signage applications and to a lesser extent include businesses for use in commercial applications, such as lighting for warehouses and commercial buildings and backlighting applications for LCD notebooks, television sets and computer monitors.

              Our chief executive officer, Trung T. Doan, and our chief operating officer, Dr. Anh Chuong Tran, serve as chairman and vice-chairman, respectively, of the board of directors of China SemiLEDs. Neither of these officers, however, will receive separate compensation in the form of salary or other benefits from China SemiLEDs. China SemiLEDs' board of directors, together with its management, will be responsible for supervising the operations of China SemiLEDs. A general manager has been appointed at China SemiLEDs to carry out its day-to-day operations, including its manufacturing, sales and marketing, and employee relations.

              We expect that China SemiLEDs will begin to incur expenses, including research and development and selling, general and administrative expenses, as it ramps up manufacturing and commercial production and as it continues to develop new products and applications. During this initial growth and commercialization stage of China SemiLEDs, we expect both our our sales and marketing and research and development staff will be actively involved in the development and build-up of the business. After this initial period, we expect China SemiLEDs will hire and train professionals in these functions who will be dedicated to China SemiLEDs' business, products and customers, and we expect to maintain close collaboration across teams. As with our two senior officers, none of our employees or staff involved in assisting China SemiLEDs will receive any compensation in the form of salary, bonus or other compensation from China SemiLEDs. China SemiLEDs is expected to grant stock options, subject to its board of directors' approval and shareholders approval, to its employees, which are independent of our employee stock compensation plans.

              As China SemiLEDs' business grows, depending on the materiality of China SemiLEDs' business as compared to our business, we expect that we will have to report the financial performance of China SemiLEDs, to varying degrees, in the periodic and annual reports that we file with the SEC under the Exchange Act. In certain circumstances, we may be required to include the financial statements of China SemiLEDs in their entirety in our reports.

              We have invested approximately $14.7 million in China SemiLEDs to date. China SemiLEDs' total capital contribution received to date is approximately $45.0 million, and all of its capital expenditures have been funded from proceeds of its equity financings. Neither we nor the other shareholders of China SemiLEDs have any contractual obligation to make further capital contributions to China SemiLEDs.

Key Factors Affecting Our Financial Condition, Results of Operations and Business

              The following are key factors that we believe affect our financial condition, results of operations and business:

  •
  General economic conditions and geographic concentration.  A global economic slowdown or financial crisis, similar to the one that occurred beginning in late calendar year 2008, will likely have a significant impact on the LED industry and our financial results. As the economy slows, consumer and government confidence declines and government spending programs decrease, with levels of government grants and subsidies for LED adoption and consumer spending likely to be adversely impacted. Moreover, because our sales have been concentrated in a few select markets, including China, Taiwan and Korea, our financial results will be impacted by general economic and political conditions in such markets.

  •
  Industry growth and demand for products and applications using LED chips.  The overall adoption of LED lighting devices to replace traditional lighting sources are expected to influence the growth and demand for LED chips and impact our financial performance. As a substantial portion of our LED chips and LED components are used by end-users in general lighting applications, the adoption of LEDs into these applications will have a strong impact on the demand of LED chips generally and, as a result, for our LED chips and LED components.

  •
  Average selling price of our products.  Our financial performance is affected by the average selling price of our LED chips and, to a lesser extent, the average selling price of our LED components. The price that we charge to our customers is subject to a variety of factors, including prices charged by our competitors, the efficacy of our products, our cost basis, the size of the order and our relationship with the relevant customer as well as general market and economic conditions. Our ability to continue to innovate by introducing higher efficacy, LED chips at lower costs will have a material influence on our ability to maintain or increase the average selling price of our LED chips and LED components.

  •
  Our ability to achieve consistently high manufacturing yields.  We measure our manufacturing yield per wafer by the number of saleable LED chips produced, compared to the theoretical maximum number of LED chips that can be produced on such wafer. It is critical for us to achieve high manufacturing yields in order to maintain our margins. We expect to have to continually attain higher yields from our existing wafer sizes and develop new technologies that allow us to efficiently migrate to larger wafer sizes.

  •
  Planned expansion of production capacity.  As a result of improving economic conditions resulting in increased demand, while we have continued to optimize our manufacturing process and expand capacity in Taiwan and have also begun to ramp up utilization of our equipment, beginning in March 2010 we have been operating our manufacturing facilities at or near full capacity. We plan to add additional capacity for the production of LED chips in Taiwan in late 2010 and the first three months of 2011. In addition, China SemiLEDs will add capacity when it becomes operational. Our financial performance will depend on our and China SemiLEDs' ability to expand production capacities in a timely manner and in accordance with projected budgets, product yield and quality specifications. Our financial performance also will be impacted by additional capacity added by industry participants in the future. Several companies have announced plans to begin construction of new LED facilities or increase their existing LED manufacturing capacity. There has been increased investment in manufacturing facilities for LED chips and LED components and this trend is likely to generate significant new capacity over the next few years, resulting in increased competition, lower average selling prices and lower margins for many participants.

  •
  Our ability to realize our strategic initiatives, including through China SemiLEDs. Our success in China will depend on our ability to execute our strategies through China SemiLEDs, including the build-out of its manufacturing facilities and the commencement of commercial production lines on a timely and cost efficient basis. In addition, our ability to execute our strategies in China will depend on our continued good working relationship with the other shareholders of China SemiLEDs, who are all PRC entities, and who collectively own 51% of China SemiLEDs.

Components of Consolidated Statements of Operations

  Revenues, net

            Our revenues are derived substantially from the sale of our LED chips and to a lesser extent from the sale of our LED components. Revenues for our LED chips represented 94.6%, 88.0%, 77.6% and 78.8% for the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2010, respectively, with the substantial portion of our remaining revenues attributable to our LED components.

              Our revenues and the percentage of total revenues by products for the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2009 and 2010 are as follows:

	Years Ended August 31,						Nine Months Ended May 31,
	2007		2008		2009		2009		2010
							(unaudited)
	(in thousands)
Revenues, net:
LED chips	$6,490	94.6%	$12,981	88.0%	$8,960	77.6%	$5,379	76.7%	$19,120	78.8%
LED components	182	2.7	1,228	8.3	2,328	20.1	1,405	20.1	4,748	19.5
Other(1)	188	2.7	540	3.7	263	2.3	226	3.2	407	1.7

Total	$6,860	100.0%	$14,749	100.0%	$11,551	100.0%	$7,010	100.0%	$24,275	100.0%

(1)
Other includes revenues attributable to the sale of general lighting products for use in residential homes and office buildings, the sale of specialized LED applications, the sale of epitaxial wafers and the sale of scraps and raw materials.

              Our revenues are affected by sales volumes of our LED chips and LED components and our blended average selling prices for such products. Blended average selling prices for LED components are higher than for LED chips and therefore our total revenues are also affected by our product mix.

              We recognize revenue on sales of our products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. We obtain written purchase authorizations from our customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. We typically consider delivery to have occurred at the time of shipment, unless otherwise agreed in the applicable sales terms, as this is generally when title and risk of loss for the product passes to the customer.

              Our larger customers typically provide us with non-binding rolling forecasts of their requirements for the coming three to six months. Typically, our customers place purchase orders one to two months before the expected shipment date; however, during periods when market demand significantly exceeds supply, customers generally place their orders more than two months in advance in order to ensure an adequate supply to meet their growing business needs. Our customers may increase, decrease, cancel or delay purchase orders already in place, with no material consequences to the customer. As a result, we may face increased inventories and our backlog may decline as a result of any economic downturn or material change in market conditions or economic outlook. We price our products in accordance with prevailing market conditions, taking into account the technical specifications of the product being sold, the order volume, the strength and history of our relationship with the customer, our inventory levels and our capacity utilization.

              The number of customers that we sold our products to increased from 116 customers during the year ended August 31, 2007 to 305 customers during the nine month period ended May 31, 2010. Our customers for LED chips consist of both packagers and distributors who sell our LED chips to their packaging customers. Packagers in turn sell their packaged LED components to end-users of lighting devices. Our customers for LED components consist primarily of distributors. Distributors accounted for 39.2%, 40.0%, 54.8% and 45.5% of our revenues for the years ended August 31, 2007, 2008, 2009 and for the nine months ended May 31, 2010, respectively. Our revenues attributable to our ten largest customers accounted for 77.7%, 73.0%, 57.3% and 63.8% of our revenues for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2010, respectively.

              Our revenues are concentrated to sales to customers in certain countries in Asia, in particular, China and Taiwan. Our revenues attributable to customers in China (including Hong Kong) and Taiwan represented 69.3%, 65.4%, 79.0% and 82.9%, respectively, of our revenues for the years ended August 31, 2007, 2008 and 2009 and for the nine months ended May 31, 2010, respectively. We expect that our revenues will continue to be concentrated to sales in these jurisdictions for the foreseeable future.

              Our revenues by geographic region are based on the billing addresses of our customers. The following table sets forth our revenues by geographic region and the percentage of total revenues represented by each geographic region for the periods indicated:

	Years Ended August 31,						Nine Months Ended May 31,
	2007		2008		2009		2009		2010
							(unaudited)
	(in thousands)
Revenues, net:
Taiwan	$2,871	41.9%	$6,225	42.2%	$3,671	31.8%	$2,332	33.3%	$10,013	41.3%
China(1)	1,881	27.4	3,416	23.2	5,457	47.2	3,014	43.0	10,104	41.6
United States	397	5.8	240	1.6	771	6.7	575	8.2	946	3.9
Korea	322	4.7	3,746	25.4	539	4.7	243	3.4	1,023	4.2
Others	1,389	20.2	1,122	7.6	1,113	9.6	846	12.1	2,189	9.0

Total	$6,860	100.0%	$14,749	100.0%	$11,551	100.0%	$7,010	100.0%	$24,275	100.0%

(1)
Includes Hong Kong.

              Our revenues are presented net of estimated sales returns and discounts. We estimate sales returns and discounts based on our historical discounts and return rates and our assessment of future conditions.

  Cost of Revenues

            Our cost of revenues consists primarily of cost of materials, depreciation expenses, manufacturing overhead costs, direct labor costs and utilities cost, all related to the manufacture of our LED chips and LED components. Materials include raw materials that are used in the manufacturing of our products, other materials such as gases and chemicals and consumables. Because our products are manufactured based on customers' orders and specifications and we purchase materials and supplies to support such orders, we generally purchase our materials at spot prices in the marketplace and do not maintain long-term supply contracts. We purchase materials from several suppliers. Our procurement policy is to select only a small number of qualified vendors who demonstrate quality of materials and reliability on delivery time. We are subject to variations in the cost of our materials and consumables from period to period. Moreover, because we consume a significant amount of electricity in our manufacturing process, any fluctuations in electricity costs will have an impact on our cost of revenues.

              Direct labor costs consist of salary (including stock-based compensation), bonus, training, retirement and other costs related to our employees engaged in the manufacture of our products. Manufacturing overhead costs consist primarily of salaries, bonuses and other benefits (including stock-based compensation expenses) for our administrative personnel allocated to manufacturing functions, repairs and maintenance costs for equipment and machinery maintenance costs and lease expenses.

  Operating Expenses

            Our operating expenses include research and development expenses and selling, general and administrative expenses. The components of our operating expenses and percentage of such expenses as a percentage of total operating expenses for the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2009 and 2010 comprised the following:

	Years Ended August 31,						Nine Months Ended May 31,
	2007		2008		2009		2009		2010
							(unaudited)
	(in thousands)
Operating Expenses:
Research and development	$902	34.6%	$1,935	45.5%	$2,452	48.8%	$1,591	49.9%	$1,490	39.9%
Selling, general and administrative	1,704	65.4	2,320	54.5	2,568	51.2	1,600	50.1	2,244	60.1

Total	$2,606	100.0%	$4,255	100.0%	$5,020	100.0%	$3,191	100.0%	$3,734	100.0%

              Research and development.    Our research and development expenses, which are expensed as incurred, consist primarily of expenses related to employee salaries, bonuses and other benefits (including stock-based compensation expenses) for our research and development personnel, engineering charges related to product design, purchases of materials and supplies, repairs and maintenance and depreciation related expenses. We expect our research and development expenses to increase as we hire additional personnel and devote more resources to research and development to improve our technologies and manufacturing processes and to reduce manufacturing costs.

              Selling, general and administrative.    Selling, general and administrative expenses consist primarily of salaries, bonuses and other benefits (including stock-based compensation expenses) for our administrative, sales and marketing personnel and also consist of lease expenses, marketing-related travel, entertainment expenses and general office-related expenses. We also incur expenses for professional services, which include fees and expenses for accounting, legal, tax and valuation services.

              We expect our selling, general and administrative expenses to increase in the near future as we increase our sales and marketing efforts in line with the expansion of our business, manufacturing capacity and product offerings and as we hire additional staff and engage professional service providers to meet our corporate disclosure and governance requirements after we become a public, reporting company subsequent to this offering.

  Other Income (Expense)

              Loss from unconsolidated entities.    Loss from unconsolidated entities consists of our portion of the loss of our three partially owned, unconsolidated entities, which include China SemiLEDs. These entities are accounted for using the equity method of accounting, and as such, we recognize our portion of the net income or loss from such entities in our consolidated statements of operations. We report our investment in such entities as investments in unconsolidated entities on our consolidated balance sheets and such investment amounts are initially stated at cost, and subsequently adjusted for our portion of equity in undistributed earnings or losses. If the value of our investment in such entities declines, and the decline is determined to be other-than-temporary, the investment will be written down to fair value.

              Interest income (expense), net.    Interest income (expense), net consists of interest income and interest expense. Interest income represents interest earned from our cash and cash equivalents which are on deposit with commercial banks in Taiwan and the United States, and from certificates of deposit purchased from commercial banks in Taiwan. We had $13.7 million and $14.2 million in cash and cash equivalents as of August 31, 2009 and May 31, 2010, respectively.

              Interest expense consists primarily of interest on our long-term borrowings and short-term lines of credit with certain banks in Taiwan. We had $3.4 million and $5.0 million of long-term debt, including the current portion of such long-term debt as of August 31, 2009 and May 31, 2010, respectively. We also had drawn down $0.3 million from our short-term credit facilities as of May 31, 2010.

              Other income, net.    Other income, net primarily consists of a gain on sale of an investment accounted for under the cost method for the year ended August 31, 2008. We did not record other income or loss, net for the years ended August 31, 2007 and 2009 or for the nine months ended May 31, 2009 and 2010.

              Foreign currency transaction gain (loss).    The functional currency of Taiwan SemiLEDs, SBDI, and the Taiwan branch office of Helios Crew is NT dollar. Gains or losses on foreign currency transactions are recognized in our consolidated statement of operations as foreign currency transaction gains (losses). Certain purchase contracts for materials, supplies and equipment entered into by our subsidiaries are denominated in currencies other than NT dollars, mainly in U.S. dollars and to a lesser extent Japanese Yen. For our customers outside of Taiwan, our subsidiaries quote prices for our products and bill our customers in U.S. dollars, and record revenues and accounts receivable in NT dollars for such orders at the time of such sale based on our revenue recognition policies. Most of our sales to customers and purchases are on credit. Any changes in the exchange rates between NT dollar, U.S. dollar, Japanese Yen and other currencies will result in our recognizing foreign currency transaction gains or losses, as the case may be, depending on the movement of the foreign exchange rates from the time when we record revenues and purchases, to the time we receive and make payment. We also have foreign currency transaction gains or losses from time deposits held in currencies other than the functional currency of the subsidiary that holds such deposits.

  Provision for Income Taxes

              United States tax treatment.    We and our subsidiary, Helios Crew, are United States corporations and are therefore required to file federal income tax returns with the Internal Revenue Service as well as with certain applicable state tax authorities. As our operations in the United States have been minimal, we have not to date recorded nor paid any federal or state corporate income tax.

              We have investments in controlled foreign corporations and affiliates, which under Subpart F of the United States Internal Revenue Code, or Subpart F, may under certain circumstances subject our investments in controlled foreign corporations and affiliates to taxation in the United States. Subpart F provides that United States corporations may be required to include in their income certain undistributed earnings of the foreign corporations and affiliates as though such earnings had been distributed currently. Subpart F applies only to United States shareholders (such as us) who hold an interest in a foreign corporation and affiliates that meets the definition of a "controlled foreign corporation." Under Section 957(a) of Subpart F, a "controlled foreign corporation" means any foreign corporation if more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote, or (ii) the total value of the stock of such corporation, is owned by "United States Shareholders" on any day during the foreign corporation's taxable year.

              Subpart F does not apply, however, to the income of a controlled foreign corporation generated from the sale of goods that are manufactured in its country of incorporation. Also, any income attributable to a controlled foreign corporation and its affiliates that is not engaged in a United States trade or business is generally not subject to United States taxation until its earnings are distributed, or the stock of the foreign corporation is disposed. All of our products are manufactured in Taiwan by Taiwan SemiLEDs, our wholly owned foreign subsidiary. Because Taiwan SemiLEDs conducts its manufacturing activities in Taiwan, the income or loss of Taiwan SemiLEDs is included in our consolidated financial statements, but is not considered taxable income for United States taxation purposes pursuant to §954(d)(1)(A) of the United States Internal Revenue Code. This generally enables a United States taxpayer, such as us, to indefinitely defer United States taxation on the profits earned by its controlled foreign corporations and affiliates by retaining the earnings in such entities. We do not currently have any plans to repatriate any of our retained earnings from any of our controlled foreign subsidiaries or affiliates and we do not currently have any plans to declare or pay any dividends from such entities.

              It has been reported, however, that the current presidential administration in the United States may seek to modify the rules governing taxation of controlled foreign corporations and affiliates and any such changes may result in our having to pay applicable taxes in the United States on income earned by such entities in the future.

              Taiwan tax treatment.    Prior to January 1, 2010, the corporate income tax rate in Taiwan was 25%. On May 28, 2010, Taiwan's legislature passed a bill reducing Taiwan's corporate income tax rate to 17%, which was promulgated by the President of Taiwan on June 15, 2010. This 17% tax rate applies to our income tax returns for the fiscal year starting September 1, 2010. Pursuant to the Taiwan Alternative Minimum Tax Act, or the AMT Act, which became effective on January 1, 2006, an alternative minimum tax, or AMT, is payable if the income tax payable pursuant to the Taiwan Income Tax is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the Taiwan AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT.

              Companies in Taiwan that conduct business in certain industries promoted by the Taiwan government, including the semiconductor and LED industries, may also be eligible for preferential tax treatment under the Statute for Upgrading Industries even though it was abolished on May 12, 2010. Under the Statute for Upgrading Industries, Taiwan SemiLEDs is entitled to a five-year tax exemption for income attributable from the use of equipment that we previously purchased to manufacture blue and green LED wafers and LED chips funded in whole or in part by proceeds from its initial capital investments and subsequent capital increases. Such tax exemption is available either to the shareholder of Taiwan SemiLEDs or, if we so determine, to Taiwan SemiLEDs itself. The exemption period may begin at any time within four to five years following the commencement of commercial production using such equipment. We have received approval from the tax authorities to utilize the exemption, but have not designated the year from which we will begin using such exemption.

              In addition, Taiwan SemiLEDs enjoys certain tax credits under the Statute for Upgrading Industries ranging from 7% to 11% for investments in automation equipment and technology made prior to December 31, 2009 as well as tax credits of 30% for research and development expenses incurred prior to December 31, 2009, both of which can be applied over a period of five years. Such tax credits cannot exceed 50% of income tax payable for that year, and unused credits can be carried over for four years and be fully applied in the last year of carry-over. As of August 31, 2009, Taiwan SemiLEDs had unused tax credits of $1.1 million, which will begin expiring in various amounts in the year ending August 31, 2010. We expect Taiwan SemiLEDs to utilize a portion of such tax credits to offset income tax payable in the year ending August 31, 2010. In addition, Taiwan SemiLEDs has received approval from the tax authorities to enjoy tax credits of up to 20% under the Statute for Upgrading Industries for our prior investments in township areas in Taiwan with limited resources or with slow development, which can be applied over a period of four years. We are still in the process of applying for the final approval for the application of such tax credit.

              According to the newly enacted Statute for Industrial Innovation, which came into effect on May 12, 2010, a Taiwan company is entitled to apply for a tax credit of up to 15% of the aggregate amount invested in research and development if the amount of such credit does not exceed 30% of its income tax payable for that year. Any unused credit cannot be carried over to later years. This law changed the tax regime that was in effect under the Statute for Upgrading Industries, which was abolished on May 12, 2010. Although the Statute for Industrial Innovation became effective in May 2010, the applicable tax incentives under this new tax regime can be retroactively applied from January 1, 2010. Taiwan SemiLEDs may be entitled to such tax credits under the Statute for Industrial Innovation to offset its income tax payable from the year ending August 31, 2010 through the year ending August 31, 2019.

              As of August 31, 2009, Taiwan SemiLEDs had unused net operating loss carryforwards of approximately $5.8 million, which will begin expiring in various amounts in the year ending August 31, 2015. Pursuant to the Taiwan Income Tax Act, as amended on January 21, 2009, net operating loss carryforwards can be carried forward for a period of ten years. We expect that Taiwan SemiLEDs will fully utilize net operating loss carryforwards to offset taxable income in the year ending August 31, 2010.

              In addition, in accordance with the Taiwan Income Tax Act, dividends distributed by companies incorporated in accordance with the Taiwan Company Act shall be deemed as income derived from sources in Taiwan and income taxes shall be levied on the shareholders receiving such dividends. In the event that a Taiwan incorporated company distributes dividends to its foreign shareholders, it will be required to withhold tax payable by the foreign shareholders at the time of payment at a rate of 20% or a lower tax treaty rate if applicable. Therefore, dividends received from Taiwan SemiLEDs, if any, will be subjected to withholding tax under Taiwan law.

Critical Accounting Policies and Estimates

              We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or US GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current and other conditions, our expectations regarding our future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

              We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition

            Our revenues are derived substantially from the sale of our LED chips and, to a lesser extent, from the sale of our LED components. We sell a large portion of our products to distributors, who in turn sell our products to their customers, which include both packaging customers that package our LED chips and to end-user customers that manufacture general lighting devices.

              We recognize revenue on sales of our products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. We obtain written purchase authorizations from our customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. We typically consider delivery to have occurred at the time of shipment, unless otherwise agreed in the applicable sales terms, as this is generally when title and risk of loss for the products passes to the customer.

              We provide our customers with limited rights of return for non-conforming shipments and product warranty claims. Based on historical return percentages and other relevant factors, we estimate our potential future exposure on recorded product sales and record a provision against product revenues when deemed appropriate. If we enter into an arrangement that contains more specific rights of return or acceptance provisions, revenues are deferred until the rights or provisions lapse. To date, our product returns and the related estimated sales returns have been insignificant. Our revenue recognition policy is generally the same whether we sell to packagers, end-customers or distributors as we do not provide any special rights to any class of customer.

              The evaluation of the above revenue recognition criteria requires significant management judgment. For instance, we use judgment to assess collectibility based on factors such as credit-worthiness and past collection history. If we determine that collection of a payment is not reasonably assured, revenue recognition is deferred until the time collection becomes reasonably assured, which is generally upon receipt of payment. We also use judgment to assess whether a price is fixed or determinable by reviewing contractual terms and conditions related to payment terms. In addition, we estimate sales returns and allowances on product sales which are based on historical sales returns, allowances, market activity, and other known or anticipated trends and factors. These estimates are subject to management judgment and actual results could be different from our estimates which could result in future adjustments to our revenues and operating results.

  Stock-Based Compensation

            We account for our stock options granted to employees utilizing a fair value method of accounting which requires us to measure the cost of employee services received in exchange for the stock options based on the estimated grant date fair value of those options. The fair value of the stock options is estimated using the Black-Scholes option-pricing model. The resulting expense is recognized over the period during which an employee is required to provide service in exchange for the award, or the vesting period, which for our stock option grants has generally been four years.

              We account for stock options issued to nonemployees based on their estimated fair value which is also determined using the Black-Scholes option-pricing model. However, the fair value of the stock options granted to nonemployees is remeasured each reporting period through the vesting date, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

              The Black-Scholes option-pricing model requires inputs for the expected term, expected volatility and risk-free interest rate for each option grant. Further, the forfeiture rate also affects the amount of aggregate compensation that we are required to record as an expense. These inputs are subjective and generally require significant judgment.

              The expected term for options granted to our employees is derived from historical data on employee exercises and post-vesting employment termination behavior after taking into account the contractual life of the options. Our expected volatility is derived from the historical volatilities of several unrelated public companies within our industry over a period approximately equal to the expected term of each option grant because we have no trading history and, therefore, very limited information on the volatility of the fair value of our common stock. When making the selections of our industry peer companies to be used in the volatility calculation, we also considered the stage of development and size of potential comparable companies, among other factors. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of each option grant.

              The fair value of the options granted during the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2009 and 2010 were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended August 31,			Nine Months Ended May 31,
Assumptions	2007	2008	2009	2009	2010
Risk-free interest rates (%)	4.8	3.4	2.3	2.3	2.7
Expected term (in years)	5.8	5.8	5.9	5.9	6.2
Dividend yield (%)	0	0	0	0	0
Expected volatility (%)	47.0	61.6	61.6	61.6	69.8

              If, in the future, we determine that another method for calculating these input assumptions is more reasonable, or if another method is prescribed by authoritative guidance, the fair value calculations for future grants of stock options could change significantly. In that regard, higher volatility and longer expected lives generally result in an increase in the fair value of a stock option which would result in an increase to our stock-based compensation expense. We will continue to use judgment in evaluating the expected term and expected volatility on a prospective basis and incorporating these factors into the Black-Scholes option-pricing model.

              We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. To date, we have not recognized any significant adjustments to our stock-based compensation as a result of forfeiture revisions. We will also continue to use judgment in evaluating the forfeiture rate related to our stock-based compensation.

              The following table summarizes, by grant date, the number of shares of common stock subject to options granted to employees since September 1, 2008, the associated per share exercise price and estimated fair value of our common stock for each grant:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
September 1, 2008	3,104,800	$0.06	$0.02	$25,000
November 1, 2008	210,000	0.07	0.02	2,000
February 15, 2009	65,000	0.07	0.02	1,000
March 1, 2009	1,000,000	0.07	0.02	8,000
February 10, 2010	1,692,700	0.07	0.55	822,000
July 23, 2010	200,000	0.64	0.64	67,000

              In addition to the options granted above, we granted options to purchase 40,000 shares on September 1, 2008, 25,000 shares on February 10, 2010 and 25,000 shares on May 2, 2010 with exercise prices of $0.06, $0.07 and $0.07 per share, respectively, to our nonemployees. We determined that the fair value of the underlying common stock on these dates was $0.02, $0.55 and $0.64 per share, respectively. The total amount of expenses associated with these grants was not determinable on the dates of the grants or the date of this prospectus as they are subject to periodic remeasurement.

              Also required for the calculation of the fair value of our stock options is the fair value of the underlying common stock. Given the absence of an active market for our common stock, our board of directors determined the fair value of our common stock for our grants of stock options. Our board of directors determined the fair value of our common stock based in part on an analysis of relevant metrics, including some or all of the following for each grant date:

  •
  the nature of our business and our history;

  •
  the overall economic outlook, and the condition and outlook of our industry;

  •
  the financial condition of our business;

  •
  our future earning capacity of our company;

  •
  the market value of public companies engaged in the same or similar lines of business;

  •
  experience of our management team;

  •
  management projections of future cash flows;

  •
  working capital requirements; and

  •
  future capital expenditures.

              Our board determined the fair value of our common stock in part by using contemporaneous and retrospective valuations based on the market approach and the income approach to estimate our aggregate enterprise value at each valuation date. The market approach measures the enterprise value of a company through the analysis of different market variables of comparable companies. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded comparable companies. When choosing the comparable companies to be used for the market approaches, we focused on companies in our industry or a similar line of business that had similar characteristics. Some of the other criteria used to select our comparable companies included the business description, business size, projected growth, financial condition and historical earnings. The income approach measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasted revenues and costs. The discount rate used is the weighted average cost of interest-bearing debt and equity capital. We utilized a discounted cash flow analysis for the income approach. In the discounted cash flow analysis, future cash flows are discounted to present value using an appropriate discount rate. Cash flows are forecasted for a discrete period of years and then projected to grow at a constant rate in perpetuity. We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for the income approaches. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. The enterprise values for the market approach and the income approach were then weighted based the valuation purpose, availability of data and possibility of future scenarios for our company.

              In order to determine the fair value of our common stock, the enterprise value determined from the market approach and income approach at each valuation date were allocated to the shares of convertible preferred stock and shares of common stock using an option-pricing methodology. The option-pricing method treats common stock and convertible preferred stock as call options on the total equity value of a company. When a liquidity event, such as a strategic sale, merger or initial public offering occurs and the total equity value of a company is less than the amount of debt owed plus the total liquidation preference of a company's convertible preferred stock, the value of the common stock is zero. However, if the total equity value is greater than the liquidation preference of the convertible preferred stock, the common and convertible preferred stock share equally in the value of each dollar of total equity value greater than the total liquidation preference.

              The option-pricing methodology uses the Black-Scholes option-pricing model to price the call options. This model defines the securities' fair values as functions of the current fair value of a company and uses assumptions such as the anticipated holding period and the estimated volatility of the equity securities. The anticipated holding period utilized in these valuations was based on then-current plans and estimates of our board of directors and management. Estimates of the volatility of our stock were based on available information on the volatility of the capital stock of our comparable publicly traded companies. This approach is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

              The estimated fair value of our common stock at each grant date also reflected a non-marketability discount in light of the fact that our stockholders cannot freely trade our common stock in the public markets.

              Our board of directors considered several factors in determining the fair value of our common stock, including the review of independent valuation reports and developments in our business. The valuations performed by our board of directors and the intervening changes between valuations are discussed below.

              August 31, 2008 contemporaneous valuation.    The contemporaneous valuation as of August 31, 2008 determined a fair value of our common stock of $0.02 per share. The valuation used a risk-adjusted discount rate of 21.6%, a non-marketability discount of 35.5% and an estimated holding period of three years from the valuation date. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 85% of the enterprise value determined utilizing the income approach being combined with 15% of the enterprise value determined utilizing the market approach. Based on this valuation and other factors, our board of directors used $0.07 per share as the exercise price for all options granted through the date of the subsequent contemporaneous valuation performed as of August 31, 2009.

              August 31, 2009 contemporaneous valuation.    The contemporaneous valuation as of August 31, 2009 determined a fair value of our common stock of $0.02 per share. The valuation used a risk-adjusted discount rate of 25.4%, a non-marketability discount of 42.4% and an estimated holding period of three years from the valuation date. This contemporaneous valuation also relied solely on the income approach and, therefore, was not weighted among the market and income approaches. Based on this valuation and other factors, our board of directors used $0.07 per share as the exercise price for all options granted through the date of the subsequent contemporaneous valuation performed as of May 31, 2010. As a result of the a retrospective valuation performed as of February 28, 2010 and a contemporaneous valuation performed as of May 31, 2010 discussed further below, the fair value of the underlying common stock for options granted in February and May 2010 were subsequently increased for the calculations of our stock-based compensation for the nine months ended May 31, 2010.

              February 28, 2010 retrospective valuation.    The retrospective valuation as of February 28, 2010 determined a fair value of our common stock of $0.55 per share. The valuation used a risk-adjusted discount rate of 28.7%, a non-marketability discount of 22.3% and an estimated holding period of nine months from the valuation date. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 80% of the enterprise value determined utilizing the income approach being combined with 20% of the enterprise value determined utilizing the market approach. Significant developments in our business that contributed to the increase in the fair value of our common stock during the period from the date of our August 31, 2009 contemporaneous valuation included our entering into a number of joint ventures, including China SemiLEDs. Based on this retrospective valuation, the fair value of the underlying common stock for options granted in February 2010 were subsequently increased for the calculations of our stock-based compensation for the nine months ended May 31, 2010.

              May 31, 2010 contemporaneous valuation.    The contemporaneous valuation as of May 31, 2010 determined a fair value of our common stock of $0.64 per share. The valuation used a risk-adjusted discount rate of 29.5%, a non-marketability discount of 13.4% and an estimated holding period of five months from the valuation date. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 80% of the enterprise value determined utilizing the income approach being combined with 20% of the enterprise value determined utilizing the market approach. Significant developments in our business that contributed to the increase in the fair value of our common stock during the period from the date of our February 28, 2010 retrospective valuation included (i) a Series E convertible preferred stock offering which resulted in the receipt of $15.0 million in proceeds, which provided us with resources to support our growth plan, (ii) our move toward a potential initial public offering, followed by informal discussions with potential underwriters in March 2010 and formal discussions with potential underwriters in April 2010, and (iii) the increase in our levels of staff, including the addition of key management employees, during this period. Based on this valuation, the fair value of the underlying common stock for options granted in May 2010 were subsequently increased for the calculations of our stock-based compensation for the nine months ended May 31, 2010.

              There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our stock-based compensation expense, net income (loss) and net income (loss) per share amounts could have been significantly different.

              We recorded stock-based compensation expense of $0 for the year ended August 31, 2009 and $0.1 million for the nine months ended May 31, 2010. As of May 31, 2010, we had $0.8 million of unrecognized stock-based compensation expense related to employee stock options granted under our 2005 Equity Incentive Plan, which is expected to be recognized over an average period of 2.4 years. As of May 31, 2010, we had 142,500 options outstanding held by our nonemployee consultants, of which 78,750 had not yet vested. As of May 31, 2010, we also had 63,750 shares of common stock outstanding held by our nonemployee consultants that are still vesting and, therefore, are subject to repurchase by us. The recognition of future compensation expense for these nonemployee options and shares are potentially subject to adjustment based on future fluctuations in the fair value of our common stock and various other assumptions and, with respect to the options, future exercise activity. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees and nonemployee directors.

  Inventory Valuation

            Inventories consist of raw materials, work in process and finished goods and are stated at the lower of cost or market value. We determine cost using a weighted average. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence and we write-down our inventory to its estimated market value based upon an aging analysis of the inventory on hand and assumptions about future demand. Once written down, inventories are carried at this lower amount until sold or scrapped. We also establish a reserve for items that are considered obsolete based upon changes in customer demand, manufacturing process changes or new product introductions that may eliminate demand for the product. There is significant judgment involved with the estimates of excess and obsolescence and the related reserves and if our estimates regarding customer demand or other factors are inaccurate or actual market conditions or technological changes are less favorable than those estimated by management, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory write-downs to market value during the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2009 and 2010 were $0.6 million, $0.1 million, $0.8 million, $0.8 million and $0, respectively.

  Allowance for Doubtful Accounts

            Trade accounts receivable are recorded at invoiced amounts, net of our estimated allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on an assessment of our ability to collect on customer accounts receivables. We regularly review the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. In cases where we are aware of circumstances that may impair a specific purchaser's ability to meet their financial obligations to us, we record a specific allowance against amounts due from the customer and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is judgment involved with estimating our allowance for doubtful accounts and if the financial condition of our customers were to deteriorate, resulting in their inability to make the required payments, we may be required to record additional allowances or charges against product revenues. Charges to bad debt expense during the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 were $0, $0.1 million, $0, $0 and $0.2 million, respectively.

  Income Taxes

            We are subject to income taxes in both the United States and foreign jurisdictions. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. These estimates and judgments about our future taxable income are based on assumptions that are consistent with our future plans. As of August 31, 2009 and May 31, 2010, we have recorded a full valuation allowance on our net deferred tax assets due to uncertainties related to our ability to utilize them in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carryforwards and research and development tax credits. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

              Since inception, we have incurred operating losses and, accordingly, we have not recorded a significant provision for income taxes for any of the periods presented. Accordingly, there have not been significant changes to our provision for income taxes during the years ended August 31, 2007, 2008, 2009 or the nine months ended May 31, 2009 and 2010.

              As of August 31, 2009 and May 31, 2010, we had U.S. federal net operating loss carryforwards of $1.0 million and $1.3 million, respectively, and state net operating loss carryforwards of $0.5 million and $0.5 million, respectively. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in year ending August 31, 2025 and the state net operating loss will begin expiring in year ending August 31, 2017. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to applicable provisions of the Internal Revenue Code of 1986, as amended, and state and local tax laws if we have experienced an "ownership change" in the past, or if an ownership change occurs in the future, including, for example, as a result of the shares issued in this offering aggregated with certain other sales of our stock before or after this offering. We had total tax loss carryforwards in Taiwan as of August 31, 2009 of $5.8 million, which will begin expiring in various amounts in year ending August 31, 2015. In accordance with the Taiwan Income Tax Act amended in January 2009, net operating losses as determined by the tax authorities would be carried forward to deduct from future taxable income for ten consecutive years. Such amendment is effective for us beginning September 1, 2009, and extends the period of tax loss carryforwards.

  Useful Life of Property, Plant and Equipment

            Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful life of our property, plant and equipment in order to determine depreciation expense to be recorded each reporting period based on similar assets purchased in the past and our historical experience with such similar assets, as well anticipated technological or market changes. The estimated useful life of our property, plant and equipment directly impacts the timing of when our depreciation expense is recognized. There is significant judgment involved with estimating the useful lives of our property, plant and equipment, and a change in the estimates of such useful lives could cause our depreciation expense in future periods to increase significantly.

  Impairment of Long-Lived Assets

            We assess impairment of our property, plant and equipment and intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the forecast for a product, changes in technology or in the way an asset is being used, a history of negative operating cash flow, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review.

              Impairment exists if the carrying amounts of such assets exceed the estimates of undiscounted cash flows expected to be generated from the use and the eventual disposal of the asset. Should impairment exist, impairment loss is recognized in the consolidated statements of operations based on the excess of the carrying amount of the asset over the estimated fair value of the asset. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. The use of different assumptions would increase or decrease estimated undiscounted future operating cash flows and could impact the determination that an impairment exists. We have not recognized any impairment charges during the years ended August 31, 2007, 2008, 2009 or the nine months ended May 31, 2010.

Results of Operations

              The following table sets forth, for the periods presented, our consolidated statements of operations. In the table below and throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," the following consolidated statement of operations data for the years ended August 31, 2007, 2008, and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the nine months ended May 31, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information contained in the table below should be read in conjunction with our consolidated financial statements and notes thereto beginning on page F-1 of this prospectus. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Years Ended August 31,						Nine Months Ended May 31,
	2007		2008		2009		2009		2010
	$	% of revenue	$	% of revenue	$	% of revenue	$	% of revenue	$	% of revenue
							(unaudited)
	(in thousands)
Consolidated Statement of Operations:
Revenues, net	$6,860	100.0%	$14,749	100.0%	$11,551	100.0%	$7,010	100.0%	$24,275	100.0%
Cost of revenues	4,484	65.4	11,681	79.2	11,019	95.4	6,536	93.2	14,230	58.6

Gross profit	2,376	34.6	3,068	20.8	532	4.6	474	6.8	10,045	41.4

Operating expenses:
Research and development	902	13.1	1,935	13.1	2,452	21.2	1,591	22.7	1,490	6.1
Selling, general and administrative	1,704	24.8	2,320	15.7	2,568	22.2	1,600	22.8	2,244	9.3

Total operating expenses	2,606	37.9	4,255	28.8	5,020	43.4	3,191	45.5	3,734	15.4

Income (loss) from operations	(230)	(3.3)	(1,187)	(8.0)	(4,488)	(38.8)	(2,717)	(38.7)	6,311	26.0
Other income (expense):
Loss from unconsolidated entities	—	—	—	—	—	—	—	—	(169)	(0.7)
Interest income (expense), net	97	1.4	41	0.3	215	1.8	209	3.0	(21)	(0.1)
Other income, net	—	—	37	0.2	—	—	—	—	—	—
Foreign currency transaction gain (loss)	234	3.4	295	2.0	580	5.0	424	6.0	(325)	(1.3)

Total other income (expense), net	331	4.8	373	2.5	795	6.8	633	9.0	(515)	(2.1)

Income (loss) before provision for income taxes	101	1.5	(814)	(5.5)	(3,693)	(32.0)	(2,084)	(29.7)	5,796	23.9
Provision for income taxes	—	—	—	—	—	—	—	—	271	1.1

Net income (loss)	$101	1.5	$(814)	(5.5)	$(3,693)	(32.0)	$(2,084)	(29.7)	$5,525	22.8

Nine Months Ended May 31, 2010 Compared to Nine Months Ended May 31, 2009

  Revenues, net

            Our revenues increased by approximately 246.3% from $7.0 million for the nine months ended May 31, 2009 to $24.3 million for the nine months ended May 31, 2010. The $17.3 million increase in revenues reflects a $13.7 million increase in revenues attributable to sales of LED chips and a $3.3 million increase in revenues attributable to sales of LED components. The increase in revenues attributable to sales of LED chips was due to a 240.7% increase in the volume of LED chips sold and a slight increase in the blended average selling price of LED chips as we introduced new, higher-priced models starting in December 2009. The increase in revenues attributable to sales of LED components was due to a 279.7% increase in the volume of LED components sold due to increased customer demand for our LED components, which was offset in part by a decrease in blended average selling price of LED components due to continued market competition and the general trend of lower blended average selling prices for products that have been available in the market for some time.

              The significant increase in volume of LED chips and LED components sold was primarily due to increased end-user demand as a result of increased economic activity in calendar year 2010, as the global economy began to recover from a significant financial and economic downturn which began in late calendar year 2008 and which continued through most of calendar year 2009, and also due to our ability to ramp up our production capacity and produce LED chips and LED components that met our customers' demand and technical specifications.

              Recovery in government, consumer and corporate spending began to occur in certain countries beginning in the summer of calendar year 2009 and continued to gain pace in each of the quarters in calendar year 2010. We believe that we had benefited in particular, as the improvement in economic conditions and increased business activity and growth was more pronounced in the northern Asian countries of China, Taiwan and Korea, where a significant majority of our customers are based. We believe that the increase in government spending in particular, was a result of significant government financial stimulus programs initiated by various governments worldwide. We believe that our revenues increased in part from such government initiatives, particularly in China, as many of the end-users of our LED products were government led or government sponsored. The number of customers that we sold our products to increased from 187 customers during the nine month period ended May 31, 2009 to 305 customers during the nine month period ended May 31, 2010.

  Cost of Revenues

            Our cost of revenues increased by 117.7% from $6.5 million for the nine months ended May 31, 2009 to $14.2 million for the nine months ended May 31, 2010. Cost of revenues as a percentage of revenues decreased from 93.2% in the nine months ended May 31, 2009 to 58.6% in the nine months ended May 31, 2010, primarily as a result of improved production yields and capacity utilization due to the significant increase in the volume of products sold.

              The $7.7 million increase in our cost of revenues was primarily due to a 180.3% increase in materials cost, a 180.6% increase in our overhead expenses, a 37.1% increase in our depreciation expenses and a 119.1% increase in our direct labor costs. Such increases all were a result of our continued ramp up of our business and operations and a result of the increase in our revenues from a significant increase in the volume of products manufactured and sold to meet increased customer demand. Depreciation expenses increased as we continued to purchase machinery and equipment to expand our manufacturing capacity. Direct labor costs increased, as we had 351 employees engaged in manufacturing activities as of May 31, 2010, compared with 159 employees as of May 31, 2009.

  Gross Profit

            Our gross profit increased significantly from $0.5 million for the nine months ended May 31, 2009 to $10.0 million for the nine months ended May 31, 2010. Our gross margin percentage increased from 6.8% for the nine months ended May 31, 2009 to 41.4% for the nine months ended May 31, 2010, primarily due to improved capacity utilization as we operated at or near full capacity as a result of increased customer demand for our LED chips and LED components, a change in our product mix to higher margin products and improved production yields.

  Operating Expenses

              Research and development.    Our research and development expenses decreased slightly by 6.3% from $1.6 million for the nine months ended May 31, 2009 to $1.5 million for the nine months ended May 31, 2010. The decrease was mainly attributable to the completion of a government sponsored research and development project, resulting in a decrease in salaries attributable to research and development functions of $0.3 million as we reassigned certain of our research and development personnel to other functions, as well as due to decreases in repairs and maintenance expenses of $0.1 million and engineering charges related to product design and testing of $0.1 million.

              The decrease was offset in part by an increase in materials and supplies related expenses of $0.1 million and an increase in depreciation expenses of $0.1 million, as a result of our continued research and development efforts to improve yields and to develop improved LED chips and LED components. Our research and development expenses as a percentage of our revenues decreased from 22.7% for the nine months ended May 31, 2009 to 6.1% for the nine months ended May 31, 2010. Although the aggregate amount spent on research and development was moderately lower, the percentage of research and development expenses as a portion of revenues decreased significantly as revenues increased significantly. The number of employees allocated to research and development functions decreased by seven employees.

              Selling, general and administrative.    Our selling, general and administrative expenses increased by 40.3% from $1.6 million for the nine months ended May 31, 2009 to $2.2 million for the nine months ended May 31, 2010. The increase was mainly attributable to an increase in salary related expenses of $0.2 million and an increase in professional services expenses for consultancy and market survey valuation and legal services of $0.2 million for the nine months ended May 31, 2010, offset in part by a decrease in lease expenses of $0.1 million as a result of the relocation of our manufacturing facilities and operations to a newly acquired building. The increase in salary related expenses was primarily due to the hiring of additional employees for sales, marketing and administrative functions to accommodate the growth and increased activity of our business.

  Other Income (Expense)

              Loss from unconsolidated entities.    We did not record any loss from unconsolidated entities for the nine months ended May 31, 2009 as we did not have any such entities during such time. We recorded a loss from unconsolidated entities of $0.2 million for the nine months ended May 31, 2010, which was attributable primarily to the recognition of our portion of the net loss from China SemiLEDs. These entities were in their early start-up stage and did not generate any revenues. The expense increase was mainly for administrative and start-up costs for such entities.

              Interest income (expense), net.    We recorded net interest income of $0.2 million for the nine months ended May 31, 2009, as compared to a net interest expense of $0 for the nine months ended May 31, 2010. Our interest income decreased primarily as a result of a decline in interest rates earned on our time deposits from an annual percentage rate of 2.3% for the nine months ended May 31, 2009 to an annual percentage rate of 0.3% for the nine months ended May 31, 2010 as a result of significant decreases in market interest rates. The increase in interest expense was primarily due to additional long-term borrowings incurred in connection with our acquisition of a building and MOCVD reactors during the nine months ended May 31, 2010.

              Other income, net.    We did not record any other income or loss for the nine months ended May 31, 2009 and 2010.

              Foreign currency transaction gain (loss).    We recorded a foreign currency transaction gain of $0.4 million for the nine months ended May 31, 2009 and a foreign currency transaction loss of $0.3 million for the nine months ended May 31, 2010, primarily due to the appreciation of the NT dollar against the U.S. dollar.

  Provision for Income Taxes

              Income tax expense.    We did not record any income tax expense for the nine months ended May 31, 2009, as we recorded a loss before income taxes during the period. We recognized an income tax expense of $0.3 million for the nine months ended May 31, 2010 in spite of having available to us tax loss carryforwards and tax credits as we were subject to a 10% alternative minimum tax under Taiwan's AMT Act.

Year Ended August 31, 2009 Compared to Year Ended August 31, 2008

  Revenues, net

            Our revenues decreased by 21.7% from $14.7 million for the year ended August 31, 2008 to $11.6 million for the year ended August 31, 2009. The $3.2 million decrease in revenues reflects a $4.0 million decrease in revenues attributable to sales of LED chips, which was offset in part by a $1.1 million increase in revenues attributable to sales of LED components. The decrease in revenues attributable to sales of LED chips was due to a 31.7% decrease in the volume of LED chips sold, which was offset in part by a slight increase in blended average selling price. The increase in revenues attributable to LED components resulted from a 127.4% increase in the volume of LED components sold, which was offset in part by a decrease in blended average selling price.

              The decrease in volume of LED chips sold primarily resulted from a significant decline in end-user demand due to the global economic recession which began in the fall of calendar year 2008. The decrease also resulted from our decision to limit sales of products to certain customers as we were concerned with the credit risk during the financial crises. The slight increase in the blended average selling price for our LED chips was a result of our introduction of new LED chips throughout this period which demonstrated significantly higher efficacy in terms of lumens per watt.

              The volume of LED components increased as a result of the ramp up of our LED component business during calendar year 2008 and also as a result of a significant order in calendar year 2009 from one customer for a defined project. The decrease in the blended average selling price resulted from general decreases in the blended average selling price for LED components as a result of increased market competition.

  Cost of Revenues

            Our cost of revenues decreased by 5.7% from $11.7 million for the year ended August 31, 2008 to $11.0 million for the year ended August 31, 2009. Cost of revenues as a percentage of revenues increased from 79.2% for the year ended August 31, 2008 compared to 95.4% for the year ended August 31, 2009.

              The decrease in our cost of revenues was primarily due to a 15.1% decrease in materials cost and a 9.6% decrease in overhead expenses as a result of the decrease in the volume of LED chips sold, offset in part by the increase in the volume of LED components sold. Direct labor costs increased slightly by 2.7%, as we continued to hire additional manufacturing staff. We had 180 employees engaged in manufacturing activities as of August 31, 2009, compared with 172 employees as of August 31, 2008.

  Gross Profit

            Our gross profit decreased by 82.7% from $3.1 million for the year ended August 31, 2008 to $0.5 million for the year ended August 31, 2009. Our gross margin percentage decreased from 20.8% for the year ended August 31, 2008 to 4.6% for the year ended August 31, 2009 due to the decline in sales volumes of LED chips, as well as the decrease in the blended average selling prices for our LED components. The decrease was also due to low capacity utilization in 2009 primarily as a result of the relocation of our manufacturing facilities and operations to a newly acquired building which relocation commenced in May 2009 and was completed in July 2009. In addition, we also experienced lower production yields as a result of our efforts in implementing new manufacturing processes to increase the performance of our LED chips.

  Operating Expenses

              Research and development.    Our research and development expenses increased by 26.7% from $1.9 million for the year ended August 31, 2008 to $2.5 million for the year ended August 31, 2009. The increase was due to our participation in a government sponsored research and development project, resulting in an increase in salaries attributable to research and development of $0.2 million, an increase in materials and supplies used in research and development of $0.2 million, and an increase in the repairs and maintenance costs for research and development related equipment of $0.1 million. Our research and development expenses increased as a percentage of our total revenues from 13.1% to 21.2%, for the years ended August 31, 2008 and 2009, respectively, as a result of the continued increase in our research and development efforts and the lower revenues generated during the year ended August 31, 2009.

              Selling, general and administrative.    Our selling, general and administrative expenses increased by 10.7% from $2.3 million for the year ended August 31, 2008 to $2.6 million for the year ended August 31, 2009. The increase was mainly attributable to an increase in salary related expenses of $0.3 million, an increase in our professional service expenses of $0.2 million for accounting and legal fees and expenses in connection with a settlement of a patent infringement lawsuit, an increase in other expenses of $0.1 million, and an increase in travel related expenses of $0.1 million, partly offset by a decrease in depreciation expenses of $0.3 million and a decrease in allowance for doubtful accounts of $0.1 million.

              The increase in salary related expenses was due to our hiring of additional employees for sales, marketing and administrative functions to accommodate the growth of our business. The travel related expenses increased as a result of increases in travel related expenses as we continued to increase our marketing activities for our expanding business in various jurisdictions. The decrease in depreciation expenses was primarily due to a decrease in the amount of depreciation expenses being allocated to selling, general and administrative expenses because certain production machinery and equipment that had been temporarily idled in calendar year 2008 were put back into operation in calendar year 2009, resulting in such depreciation expenses being allocated to cost of revenues.

  Other Income (Expense)

              Loss from unconsolidated entities.    We did not have any unconsolidated entities in the years ended August 31, 2008 and 2009 and, as such, did not record any income or loss from unconsolidated entities for such years.

              Interest income (expense), net.    We recorded an increase in net interest income of $0.2 million from $0 for the year ended August 31, 2008 to $0.2 million for the year ended August 31, 2009. Our interest income increased primarily as a result of an increase in the principal amount of cash and cash equivalents in time deposits as a result of proceeds from our Series D equity financing. The increase in interest income was offset in part by interest expense incurred with respect to our long-term borrowings.

              Other income, net.    We had net other income of $0 for the year ended August 31, 2008, primarily related to a gain on the sale of our investment in a joint venture. We did not record other income or expense for the year ended August 31, 2009.

              Foreign currency transaction gain (loss).    Our foreign currency transaction gain increased from $0.3 million for the year ended August 31, 2008 to $0.6 million for the year ended August 31, 2009, primarily due to the appreciation of the U.S. dollar against the NT dollar.

  Provision for Income Taxes

              Income tax expense.    We did not record any income tax expense for the years ended August 31, 2008 and 2009 because we recorded a net loss for both years, accompanied by a full deferred tax valuation allowance.

Year Ended August 31, 2008 Compared to Year Ended August 31, 2007

  Revenues, net

            Our revenues increased by 115.0% from $6.9 million for the year ended August 31, 2007 to $14.7 million for the year ended August 31, 2008. The $7.9 million increase in revenues reflects a $6.5 million increase in revenues attributable to sales of LED chips and a $1.0 million increase in revenues attributable to sales of LED components. The increase in product revenues was due to a 115.2% and 767.8% increase in the volume of LED chips and LED components sold, respectively, which was offset in part by a decrease in average selling price for both products. The increase in the volumes of both our LED chips and LED components being sold was a result of the increase in our manufacturing capacity as we ramped up our facilities in Taiwan and as a result of an increase in the total number of our customers. The number of customers we sold to increased from 116 customers during the year ended August 31, 2007 to 167 customers during the year ended August 31, 2008 due to the development and commercialization of LED chips and LED components that met customer demand and technical specifications.

              The decreases in the average selling prices of both our LED chips and our LED components resulted from the continued increase in supply and competition over the period and continued improvements in technology, resulting in more cost effective and efficient products being introduced by us and our competitors, which generally results in industry players, including us, having to lower prices for existing products and existing inventory. The pressure on blended average selling prices was also attributable to a slowing of the growth in various economies that began in the fall of calendar year 2008.

  Cost of Revenues

            Our cost of revenues increased significantly, growing by 160.5% from $4.5 million for the year ended August 31, 2007 to $11.7 million for the year ended August 31, 2008. Cost of revenues as a percentage of revenues increased from 65.4% for the year ended August 31, 2007 compared to 79.2% for the year ended August 31, 2008.

              The increase in our cost of revenues was primarily due to increases in all major categories of our cost of revenues, including a 97.4% increase in materials cost, a 256.8% increase in depreciation expenses, a 158.5% increase in overhead expenses and a 223.6% increase in direct labor costs, all as a result of the build-up of our business and purchase of machinery and equipment and other materials to begin commercial production of our LED chips and LED components. Direct labor costs increased as we continued to hire additional manufacturing personnel. We had 172 employees engaged in manufacturing activities as of August 31, 2008, compared with 151 employees as of August 31, 2007.

  Gross Profit

            Our gross profit increased by 29.1% from $2.4 million for the year ended August 31, 2007 to $3.1 million for the year ended August 31, 2008. Our gross margin percentage decreased from 34.6% for the year ended August 31, 2007 to 20.8% for the year ended August 31, 2008 as a result of a decrease in the blended average selling price of our LED chips and LED components as well as lower equipment utilization due to significant equipment purchases in the year ended August 31, 2008.

  Operating Expenses

              Research and development.    Our research and development expenses increased by 114.5% from $0.9 million for the year ended August 31, 2007 to $1.9 million for the year ended August 31, 2008, mainly due to the increased number of ongoing research and development projects for the year ended August 31, 2008 compared the year ended August 31, 2007, resulting in an increase in salaries attributable to research and development of $0.6 million, an increase in consumption of materials and supplies of $0.2 million, engineering charges with respect to product design and testing of $0.1 million, and an increase in the repairs and maintenance of research and development related equipment of $0.1 million. The number of employees allocated to research and development activities increased by 18 employees. Our research and development expenses as a percentage of our total revenues were 13.1% and 13.1% for the years ended August 31, 2007 and 2008, respectively.

              Selling, general and administrative.    Our selling, general and administrative expenses increased by 36.2% from $1.7 million for the year ended August 31, 2007 to $2.3 million for the year ended August 31, 2008. The increase was primarily attributable to an increase in depreciation expenses of $0.3 million primarily as a result of our idling certain manufacturing machinery and equipment in the year ended August 31, 2008. The increase was also due to an increase in the allowance for doubtful accounts of $0.1 million, increases in professional services expenses of $0.1 million primarily as a result of increased legal expenses due to our having to defend against certain lawsuits in the year ended August 31, 2008 and an increase in lease expenses of $0.1 million to accommodate the larger staff and increased activity of our business.

  Other Income (Expense)

              Loss from unconsolidated entities.    We did not have any unconsolidated entities in the years ended August 31, 2007 and 2008 and, as such, did not record any income or loss from unconsolidated entities for such years.

              Interest income (expense), net.    We recorded a decrease in net interest income of $0.1 million from $0.1 million for the year ended August 31, 2007 to $0 for the year ended August 31, 2008. The decrease in our net interest income for the year ended August 31, 2008 was primarily due to lower balances of cash and cash equivalents during that period due to the expansion of our production capacity through the purchase of machinery, equipment and materials, and delayed customer payments, as a result of the global economic recession beginning in the fall of calendar year 2008, which lowered our cash balances.

              Other income, net.    We recorded other income, net of $0 for the years ended August 31, 2007 and 2008.

              Foreign currency transaction gain (loss).    Our foreign currency transaction gain increased from $0.2 million for the year ended August 31, 2007 to approximately $0.3 million for the year ended August 31, 2008, primarily due to the appreciation of the U.S. dollar against the NT dollar.

  Provision for Income Taxes

              Income tax expense.    We did not record any income tax expense for the year ended August 31, 2007 because we applied our loss carryforwards to offset our tax liability. We did not record any income tax expense or benefit for the year ended August 31, 2008 because we recorded a net loss for that year, accompanied by a full deferred tax valuation allowance.

Unaudited Quarterly Results of Operations

              The following table sets forth our consolidated statement of operations data for each of the seven quarters ended May 31, 2010. This unaudited quarterly information has been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods presented. You should read the table in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. The results of operations for historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three months ended
	November 30, 2008	February 28, 2009	May 31, 2009	August 31, 2009	November 30, 2009	February 28, 2010	May 31, 2010
	(in thousands)
Revenues, net	$2,505	$1,970	$2,535	$4,541	$6,705	$7,684	$9,886
Cost of revenues	2,034	1,492	3,010	4,483	4,869	4,515	4,846

Gross profit (loss)	471	478	(475)	58	1,836	3,169	5,040
Operating expenses:
Research and development	522	433	636	861	571	337	582
Selling, general and administrative	476	537	587	968	659	666	919

Total operating expenses	998	970	1,223	1,829	1,230	1,003	1,501

Income (loss) from operations	(527)	(492)	(1,698)	(1,771)	606	2,166	3,539
Other income (expense):
Loss from unconsolidated entities	—	—	—	—	—	(10)	(159)
Interest income (expense), net	103	90	16	6	(5)	(6)	(10)
Foreign currency transaction gain (loss)	747	704	(1,027)	156	(211)	(141)	27

Total other income (expense), net	850	794	(1,011)	162	(216)	(157)	(142)

Income (loss) before provision for income taxes	323	302	(2,709)	(1,609)	390	2,009	3,397
Provision for income taxes	—	—	—	—	27	93	151

Net income (loss)	$323	$302	$(2,709)	$(1,609)	$363	$1,916	$3,246

Quarterly Results

              Comparing our revenues on a quarterly basis, we experienced a moderate decrease in revenues from $2.5 million in the three months ended November 30, 2008 to $2.0 million in the three months ended February 28, 2009, primarily as a result of a 51.1% decrease in the volume of LED chips sold, offset in part by an increase in the blended average selling price of our LED chips. The decrease in volume of LED chips sold was primarily due to a decline in end-user demand as a result of the global economic downturn, which began in late calendar year 2008 and continued through calendar year 2009; however, the impact was offset in part by an increase in the blended average selling price as we offered higher-priced models of LED chips developed for specialized LED applications allowing us to maintain a gross profit of $0.5 million in the three months ended February 28, 2009.

              Our revenues increased in each of the quarters from May 31, 2009 to May 31, 2010. Revenue increased from $2.5 million in the three months ended May 31, 2009 to $9.9 million in the three months ended May 31, 2010, as the global economy continued to recover from the economic recession. Despite the growth in our revenues, we suffered from lower capacity utilization, primarily attributable to the relocation of our Taiwan manufacturing facilities and operations to a newly acquired building beginning in May 2009 which we completed in July 2009, and as a result of declines in production yields as we implemented new manufacturing processes to enhance the brightness of our LED chips. As a result, we recorded a gross loss of $0.5 million in the three months ended May 31, 2009, and a gross profit of $0.1 million in the three months ended August 31, 2009.

              As a result of improving economic conditions resulting in increased demand, while we have continued to optimize our manufacturing process and expand capacity in Taiwan and have also begun to ramp up utilization of our equipment, beginning in March 2010 we have been operating our manufacturing facilities at or near full capacity. To address continuing improvement in market conditions, we intend to expand our production in Taiwan by further improving utilization of our equipment and by adding additional MOCVD reactors, equipment and tools. In addition, through our introduction of new and higher-priced models of LED chips beginning in December 2009, the blended average selling price of our LED chips increased over the three months ended February 28, 2010. Through a combination of continued efforts to expand our production capacity, improve yields, and shift our product mix to higher margin products, our gross margin percentage increased from 27.4% in the three months ended November 30, 2009 to 41.2% in the three months ended February 28, 2010. Our gross margin percentage for the three months ended May 31, 2010, which was 51.0%, was higher due to increased sales during the quarter of a high performance LED chip with a particularly high average selling price, which contributed to an overall shift in mix for the quarter toward higher margin products. Margin also improved during the three months ended May 31, 2010 due to the sale during the quarter of approximately $0.3 million of scrap material which had no associated cost of revenues.

              Our research and development expense was higher for the three months ended August 31, 2009 as we commenced pilot run production for LED chips that we designed and developed for a research and development project sponsored by the Taiwan Ministry of Economic Affairs. This phase of the project required high cost materials, such as sapphire and an increased amount of consumables and supplies, as well as cost involved in improving product yield to meet the technical specification in the project. Our research and development expenses then decreased for the three months ended November 30, 2009, primarily because the final phase of this project involved the testing and packaging process, which was not as complex and as costly as the earlier phase, resulting in a decrease in our research and development expenses. Following the completion of the project in November 2009, our research and development expenses decreased further for the three months ended February 28, 2010, primarily because we reassigned certain of our research and development personnel to other functions, resulting in a decrease in salaries attributable to research and development functions and a decrease in other research and development expenses. In addition, in the three months ended February 28, 2010, we received the grant from the Taiwan Ministry of Economic Affairs for the project, which was recorded as an offset against our research and development expenses. Beginning March 2010, we increased our research and development efforts to support our expanded production capacity.

              Our selling, general and administrative expense was higher in the three months ended August 31, 2009 primarily as a result of legal fees and expenses in connection with a settlement of a patent infringement lawsuit, recording of an allowance for doubtful accounts, and higher sales and marketing efforts. Our selling, general and administrative expense was higher in the three months ended May 31, 2010 primarily due to professional services for market survey valuation and legal services and recording of an allowance for doubtful accounts.

              Based upon all of the foregoing, we believe that quarterly revenues and operating results are likely to vary significantly in the future and that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that our revenues or gross margins will increase or be sustained in future periods or that we will be profitable in any future period.

Liquidity and Capital Resources

              Since our inception through May 31, 2010, we have substantially satisfied our capital and liquidity needs from $70.3 million of net proceeds from private sales of our convertible preferred stock and, to a lesser extent, from cash flow from operations, bank borrowings and credit lines. As of August 31, 2007, 2008 and 2009 and May 31, 2010, we had cash and cash equivalents of $2.0 million, $11.1 million, $13.7 million and $14.2 million, respectively, which were predominately denominated in U.S. dollars and consisted of bank deposits and time deposits with a number of commercial banks in Taiwan.

              During the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2010, we utilized operating lines of credit with certain banks to fulfill our short-term financing needs. The outstanding balances of these lines of credit were $0.6 million, $0.8 million, $0 and $0.3 million as of August 31, 2007, 2008 and 2009 and May 31, 2010, respectively. These lines of credit had maturity dates of six months from the date of draw down and interest rates ranged from 1.3% to 4.0% during these periods. Unused amounts on these lines of credit were $0.6 million, $2.0 million, $3.3 million and $5.5 million as of August 31, 2007, 2008, 2009 and May 31, 2010, respectively.

              As of August 31, 2007, 2008 and 2009 and May 31, 2010, our long-term debt, which include long-term notes, totaled $0, $0.8 million, $3.4 million and $5.0 million, respectively. The long-term notes carry fixed interest rates ranging from 1.7% to 1.8%, are payable in monthly installments, and are secured by our property, plant and equipment. The first note payable requires monthly payments of principal and interest in the amount of $12,000 over the 15-year term of the note with final payment to occur in May 2024. The second note payable requires monthly payments of principal and interest in the amount of $27,000 over the five-year term of the note with final payment to occur in August 2014. The third note payable requires monthly payments of principal and interest in the amount of $26,000 over the five-year term of the note with final payment to occur in March 2015. The notes do not have prepayment penalties or balloon payments upon maturity.

              From inception to May 31, 2010, our capital expenditures amounted to $35.3 million, primarily consisting of equipment for the manufacture of LED chips and LED components, including MOCVD reactors and ancillary manufacturing equipment, among others. As of August 31, 2007, 2008 and 2009 and May 31, 2010, we had outstanding purchase commitments for major property, plant and equipment of $0, $3.4 million, $11.2 million and $3.6 million, respectively. From time to time, we may also consider the acquisition of, or evaluate investments in, certain products and businesses complementary to our business. Any such acquisition or investment may require additional capital.

              We have incurred significant losses since inception, including net losses of $0.8 million and $3.7 million during the years ended August 31, 2008 and 2009. As a result, our consolidated financial statements for the year ended August 31, 2009 include a footnote disclosure indicating that there is substantial doubt about our ability to continue as a going concern. For the nine months ended May 31, 2010, we generated net income of $5.5 million. We believe that the net proceeds from this offering, if successful, together with our existing liquidity sources and anticipated funds from operations, will satisfy our cash requirements for at least the next 12 months. However, if we are not able to continue to generate positive cash flows from operations, we may need to consider alternative financing sources and seek additional funds through public or private equity financings or from other sources to support our working capital requirements or for other purposes. There can be no assurance that additional financing will be available to us or that, if available, such financing will be available on terms favorable to us.

  Cash Flow

            The following summary of our cash flows for the periods indicated has been derived from our consolidated financial statements, which are included elsewhere in this prospectus:

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(3,025)	$2,399	$(454)	$(931)	$6,108
Net cash used in investing activities	(7,703)	(2,882)	(8,896)	(5,271)	(22,643)
Net cash provided by financing activities	11,013	9,821	12,576	11,134	16,637

    Cash Flows Provided By (Used In) Operating Activities

              Net cash provided by operating activities for the nine months ended May 31, 2010 of $6.1 million was primarily attributable to: (i) our net income of $5.5 million and aggregate non-cash charges of $3.8 million, which primarily included depreciation and amortization expenses of $3.4 million; (ii) offset in part by net cash used in operating assets and liabilities during the period of $3.2 million, which included a large increase in net accounts receivable and inventory of $3.4 million and $1.5 million, respectively, as a result of higher sales and customer demand over the period, offset in part by an increase in accounts payable of $1.2 million.

              Net cash used in operating activities for the year ended August 31, 2009 of $0.5 million was primarily attributable to: (i) a net loss of $3.7 million and net cash used in operating assets and liabilities during the period of $1.4 million, which primarily included an increase in inventory of $1.6 million, offset in part by a slight increase in accounts payable of $0.2 million; (ii) offset in part by aggregate non-cash charges of $4.6 million, which primarily consisted of depreciation and amortization expenses of $4.6 million.

              Net cash provided by operating activities for the year ended August 31, 2008 of $2.4 million was primarily attributable to: (i) a net loss of $0.8 million and net cash used in operating assets and liabilities during the period of $0.9 million, which primarily included an increase in accounts receivable of $2.0 million as a result of increased sales and longer credit terms extended to our customers to increase our market share, an increase in inventory of $0.6 million to support sales growth, offset in part by an increase in accrued liabilities and accounts payable of $1.0 million and $0.7 million, respectively; (ii) offset in part by aggregate non-cash charges of $4.2 million, which primarily consisted of depreciation and amortization expenses of $4.1 million.

              Net cash used in operating activities for the year ended August 31, 2007 of $3.0 million was primarily attributable to: (i) net income of $0.1 million and aggregate non-cash charges of $2.0 million, which consisted of depreciation and amortization expenses of $2.0 million; (ii) offset in part by a significant increase in net cash used in operating assets and liabilities of $5.2 million, which primarily included an increase in inventory of $4.2 million as a result of a build-up in inventories to support our anticipated sales growth and an increase in accounts receivable of $1.7 million as a result of increased sales, offset in part by an increase in accrued liabilities and accounts payable of $0.4 million and $0.4 million, respectively.

    Cash Flows Used in Investing Activities

              Net cash used in investing activities for the nine months ended May 31, 2010 was $22.6 million, consisting primarily of our having made investments in China SemiLEDs and two other joint venture entities in the aggregate amount of $15.5 million, purchases of property, plant and equipment of $6.1 million to support the expansion of our manufacturing capacity in Taiwan and payment for the acquisition of SBDI, net of cash acquired of $0.9 million.

              Net cash used in investing activities for the year ended August 31, 2009 was $8.9 million, consisting primarily of the purchase of buildings and purchase of machinery and equipment.

              Net cash used in investing activities for the year ended August 31, 2008 was $2.9 million, consisting primarily of the purchase of production machinery and equipment in an amount of $2.5 million, the payment for application costs and registration fees of patents that we developed in the amount of $0.4 million and the purchase of investments in non-marketable equity in an unaffiliated company, which was accounted for under the cost method in the amount of $0.4 million, offset in part by proceeds of $0.5 million from the sale of our investment in a joint venture entity.

              Net cash used in investing activities for the year ended August 31, 2007 was $7.7 million, consisting primarily of the purchase of production machinery and equipment in the amount of $7.1 million, and the purchase of our investment in a joint venture entity of $0.4 million.

    Cash Flows Provided by Financing Activities

              Net cash provided by financing activities for the nine months ended May 31, 2010 was $16.6 million, consisting primarily of proceeds from the issuance of Series E convertible preferred stock of $15.0 million, proceeds from the incurrence of long-term debt of $1.5 million and proceeds from a draw down on a line of credit of $1.4 million, offset in part by payments on a line of credit of $1.1 million and payments of long-term debt of $0.3 million.

              Net cash provided by financing activities for the year ended August 31, 2009 was $12.6 million, consisting primarily of proceeds from the issuance of Series D convertible preferred stock of $10.0 million, proceeds from the incurrence of long-term debt of $3.4 million and proceeds from a draw down on a line of credit of $1.0 million, offset in part by payment on a line of credit of $1.7 million.

              Net cash provided by financing activities for the year ended August 31, 2008 was $9.8 million, consisting primarily of proceeds from the issuance of Series C convertible preferred stock of $9.7 million and proceeds from a draw down on a line of credit of $1.4 million, offset in part by payments on a line of credit of $1.3 million.

              Net cash provided by financing activities for the year ended August 31, 2007 was $11.0 million, consisting primarily of proceeds from the issuance of Series C convertible preferred stock of $10.4 million and proceeds from a draw down on a line of credit of $0.6 million.

  Contractual Obligations

            The following table sets forth our contractual obligations as of August 31, 2009:

	Payment Due In
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands)
Operating lease agreements	$456	$1,066	$1,225	$1,789	$4,536
Long-term debt, including current portion	420	864	868	1,263	3,415
Purchase obligations for property, plant and equipment	11,200	—	—	—	11,200

Total contractual obligations	$12,076	$1,930	$2,093	$3,052	$19,151

              As of May 31, 2010, our total purchase obligations for property, plant and equipment were $3.6 million. In addition, during the nine months ended May 31, 2010, we incurred additional long-term debt of $1.5 million and drew down another $1.4 million from a line of credit, and also made regular payments on our long-term debt and line of credit of $1.5 million. In addition, we entered into two noncancellable operating leases as a result of our acquisition of SBDI. Such operating leases require lease payments of less than $0.1 million during the years ending August 31, 2010 and 2011. We also made payments of less than $0.1 million on our other operating leases during the nine months ended May 31, 2010.

Capital Expenditures

              We had capital expenditures of $7.1 million, $2.5 million, $8.8 million and $6.1 million for the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2010, respectively. Our capital expenditures consisted primarily of purchases of machinery and equipment, construction in progress, prepayments for our manufacturing facilities and prepayments for equipment purchases. We expect to continue investing in capital expenditures in the future as we expand our business operations and prudently invest in the coordinated expansion of our production capacity.

Off-Balance Sheet Arrangements

              During the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2010, we did not engage in any off-balance sheet arrangements. We do not have any interest in entities referred to as variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

              We are exposed to market risks in the ordinary course of our business. These risks include primarily:

  Interest Rate Risk

            Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

  Foreign Exchange Risk

            A portion of our revenues and expenses are currently transacted by our non-U.S. subsidiaries in currencies other than their functional currencies, mainly in U.S. dollars and to a lesser extent in Japanese Yen. Our exposure to foreign exchange risk primarily relates to currency gains and losses from the time we enter into and settle our sales and purchase transactions. Accordingly, we are subject to foreign currency related risks and incur foreign currency transaction losses and gains from time to time, which are recognized in our consolidated statements of operations. If there are significant changes in the exchange rates between NT dollar, U.S. dollar, Japanese Yen and other currencies, our consolidated financial results could be harmed. To date, we have not used any derivative financial instruments to hedge against the effect of exchange rate fluctuations. As a result, our consolidated financial condition or results of operations may be adversely affected due to changes in foreign exchange rates.

Recently Issued Accounting Pronouncements

              In June 2009, the Financial Accounting Standards Board, or FASB, issued a new accounting standard that requires a qualitative approach to identifying a controlling financial interest in a variable interest entity, or VIE, and requires ongoing assessment of whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The new accounting standard is effective for us as of

September 1, 2010. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

              In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. The new standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. The new standard requires revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products to be scoped out of the existing software revenue recognition accounting guidance and accounted for under these new accounting standards. Both standards will be effective for us in the first quarter of the year ending August 31, 2011 and early adoption is permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

              In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measurements and provides clarification for existing fair value disclosure requirements. The amendment will require an entity to disclose separately the amounts of significant transfers in and out of Levels I and II fair value measurements and to describe the reasons for the transfers; and to disclose information about purchases, sales, issuances and settlements separately in the reconciliation for fair value measurements using significant unobservable inputs, or Level III inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level II and Level III inputs. The adoption of this amendment will not impact our consolidated financial statements.

              In April 2010, the FASB issued an accounting standard update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The update is effective for us in the first quarter of the year ending August 31, 2011 and early adoption is permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

INDUSTRY

              Light emitting diodes, or LEDs, are solid-state electronic components that emit light in a variety of brightness levels and colors. LEDs are increasingly used in a growing number of applications ranging from consumer electronics, such as backlighting for handsets, laptops and televisions, to general lighting, such as outdoor and indoor lighting.

              Backlighting applications have been the largest end-market for LEDs to date. However, LEDs have recently begun penetrating the general lighting market. The general lighting market includes applications for architectural, replacement lamp, retail display, commercial, industrial, outdoor area and residential uses. According to the Freedonia Group, an independent market research firm, the general lighting market, including sales of the light fixtures and bulbs, is estimated to be approximately $100 billion.

              While LED lighting accounts for a small portion of the general lighting market, industry analysts anticipate that LED adoption will increase. LED lighting consists of the LED components, optics, heat sinks, power supplies and fixtures. An LED component is an LED chip that has been packaged. According to Strategies Unlimited, an independent market research firm, revenues attributable to LED components for general lighting applications were $665 million in 2009 and are estimated to grow to $4.3 billion by 2014, which represents a compound annual growth rate of 45%.

Key Drivers for LED Adoption in the General Lighting Market

              We believe the following factors have driven and will continue to drive the adoption of LEDs in the general lighting market.

  Increased LED performance

            From 2005 to 2009, the highest commercially available lumens per watt for cool white LED components increased from 47 to 132, according to Strategies Unlimited. Lighting performance is typically measured by lumen efficacy, or lumens per watt. A lumen is a measure of the amount of usable light generated by a light source, and lumen efficacy measures the lumens generated per unit of energy input. As a result of the increases in lumen efficacy, LED lighting offers energy saving advantages compared to some traditional lighting technologies such as incandescent and halogen and is becoming increasingly competitive with other traditional lighting technologies such as linear and compact fluorescent and high-intensity discharge, or HID. In addition to lumen efficacy, another key benchmark for lighting performance is total lifespan, measured by the total number of hours of light provided within a defined color spectrum. Longer lifespan reduces replacement and maintenance costs.

  Reduced LED Cost

            Currently, LEDs typically have low operational costs, but higher upfront costs than traditional lighting technologies. However, LED costs are decreasing due to:

  •
  advances in epitaxial, process and packaging technologies resulting in greater lumen efficacy per LED device;

  •
  improved LED manufacturing processes and equipment, such as processing larger wafer sizes, equipment capable of larger batches and cleaner deposition, process consistency, automation and use of cleaner chemicals, all of which result in higher chip yields per wafer; and

  •
  larger scale LED production, resulting in higher equipment utilization and lower material costs that lead to lower overall production costs.

  Growing Awareness of the Advantages of LEDs

            LEDs have several advantages over traditional lighting technologies:

  •
  Environmental Advantages and Lower Energy Consumption.  Global concerns about rising energy costs and the environment are driving demand for more environmentally-friendly and energy efficient lighting. LEDs have high energy efficiency and are approximately 5 times as efficient as incandescent lamps. In addition, fluorescent lamps and some HID lamps contain toxic mercury which can escape if the bulb is broken, posing environmental disposal problems.

  •
  Longer Lifetime Reducing Maintenance Costs.  LEDs are designed to provide up to 50,000 hours of light output. According to a March 2010 report prepared for the U.S. Department of Energy, traditional incandescent provides approximately 1,000 hours of light output, linear fluorescent provides approximately 25,000 hours of light output and HID provides approximately 20,000 hours of light output. LEDs' longer lifespan is expected to drive adoption by reducing the significant replacement cost for traditional incandescent bulbs and fluorescent lamps when the cost of changing a light includes expensive labor costs, such as in the case of street lights and public arena lights.

  •
  Durability and Reliability.  Since LEDs are solid-state components, they are more resistant to damage from external shock than more fragile traditional lighting technologies such as incandescent and fluorescent. LEDs also generally operate effectively at a wide range of temperatures with consistent efficiency. In contrast, fluorescent lamps begin to lose efficiency when operating substantially above or below 70 degrees Fahrenheit (21 degrees Celsius), limiting their use for outdoor lighting.

  •
  High Color Quality, Contrast and Image Quality.  LEDs can emit light of an intended color without the use of expensive and energy inefficient color filters that some traditional lighting technologies require. LED lighting also offers saturated colors and can more easily focus light than incandescent and fluorescent which provide non-directional lighting. For example, LED lighting is often used for spotlighting purposes in architectural lighting, public arenas and entertainment lighting.

  •
  Form Factor and Design Flexibility.  LED products can be deployed in many different sizes and configurations to meet specific customer needs. LEDs allow design flexibility in color changing, dimming and providing smaller form factors.

  Government Policies Discouraging the Use of Some Traditional Lighting Technologies

            Policymaking by various countries is expected to play an increasingly important role in driving LED adoption for general lighting. Various governments are setting energy efficiency benchmarks or enacting restrictions on the sale and use of inefficient lighting. For example, the European Union adopted a regulation to gradually phase out inefficient lamps, such as incandescent bulbs and conventional halogen bulbs, from the EU market starting in September 2009 and aims to complete implementing the measures by September 2012. The United States adopted the Energy Independence and Security Act of 2007, which applies stringent constraints on the sale of incandescent lights beginning in 2012. In addition to policies discouraging the use of incandescent lighting, some governments are also considering policies that discourage the use of fluorescent bulbs due to their toxic mercury content.

  Government Investments and Support for LEDs

            In addition to government policies discouraging the use of certain traditional lighting technologies, various governments are directly investing in or encouraging LED lighting projects. For example, China, which represented 46.1% of the worldwide LED general lighting revenues in 2009, according to Strategies Unlimited, has policies that encourage government entities and provinces to purchase and install LED lights. In March 2009, the PRC Ministry of Science and Technology introduced an LED street lighting plan that calls for 1 million LED street lights to be installed in 21 cities nationwide before the end of 2011. Korea has also instituted programs to promote the use of LED-based lighting products and to establish LED-sector companies.

Certain Challenges for Widespread LED Adoption in General Lighting

              Increased penetration of the general lighting market by LEDs faces certain key challenges. To increase penetration of the general lighting market, LED chip and package manufacturers must continue to reduce the total cost of ownership of LED lighting. Total cost of ownership primarily includes: (i) the upfront cost of the LED device, which includes the LED chip costs and the cost of packaging the LED chips; (ii) the lifetime energy cost; and (iii) the frequency of replacement, which is in part a function of the product lifespan. Although energy cost and lifespan tend to favor LED lighting over some traditional lighting technologies, currently the upfront cost of an LED device is significantly higher than that of traditional lighting technologies. To reduce total cost of ownership, LED manufacturers must improve several product characteristics:

  Lower LED Chip Manufacturing Cost

            Similar to the semiconductor manufacturing process, LED manufacturers can increase the number of usable chips per wafer by migrating to larger wafer sizes. The total area of a 4" wafer is 4 times that of a 2" wafer, therefore the number of chips available for a 4" wafer is substantially higher than that for a 2" wafer. The larger number of available chips per wafer theoretically can result in lower costs per chip. However, the price for sapphire wafers increases disproportionately to the increase in surface area, such that the sapphire cost per chip increases. In addition, the necessary equipment to process larger wafers are limited in supply and are costly.

              Migrating to larger sapphire wafer sizes poses not only the above cost challenges, but also significant technology challenges. For example, processing sapphire wafers typically results in "bowing", or wafer deformation caused by the different thermal properties of sapphire and GaN. This bowing effect is even more pronounced on larger size wafers resulting in lower chip yields.

  Reduce Packaging Cost

            Packaging LED chips constitutes a significant portion of the total cost of the finished LED component. Packaging costs primarily include the lead frame, bonding processes, phosphor and optical lenses. To lower cost, LED chip manufacturers and packagers must work together to develop improved package designs, thereby reducing the quantity of materials used and simplifying packaging operations.

  Maximize Efficacy

            By improving efficacy, LED manufacturers reduce the energy required to produce an equivalent amount of light, thereby reducing energy consumption and operating cost over the life of the product. Higher efficacy LED chips also allow for smaller devices thereby increasing the variety of lighting applications suitable for LEDs. In order to increase efficacy, chip makers can optimize the design, materials and manufacturing processes for LED chips. When chips are packaged to create components, there is an additional impact on efficacy from the phosphor mix used in the packaging process to alter the color of light emitted. For example, the phosphor mix necessary to achieve "warm white" color characteristics usually results in an LED component with lower efficacy when compared to a "cool white" LED component, thus requiring a higher efficacy chip to compensate for conversion losses.

Therefore, improvements in phosphors used in packaging LED components also has the potential to improve efficacy.

  Extend Lifespan

            When energized, an LED chip generates heat which, if not properly managed, reduces the chip's usable lifespan and degrades the chip's performance by changing its color characteristic over time. To manage heat build-up, costly heat sinks must be added, further increasing costs.

LED Industry Manufacturing—Chip Manufacturing and Component Production

              The LED industry is frequently divided into "upstream" chip makers and "downstream" chip packagers.

  Chip Makers

            The "upstream" production process for LED chips begins with a substrate such as sapphire, silicon carbide, or silicon. A majority of the LED chips today are manufactured using sapphire as the base substrate material. The substrate is used for the growth of very thin layers of crystals across the substrate's surface, a process known as epitaxial growth. Following epitaxial growth, the wafers are processed to create structures with electrodes which are polished and then finally cut to create finished individual chips. These chips are then tested to determine their precise color, and are sorted into consistent groupings, or bins, for final packaging either by the chip manufacturer or by a third-party chip packager.

  Chip Packagers

            Chip packagers are involved in the "downstream" manufacturing process where individual chips are typically attached to a lead frame, various substrates or a printed circuit board, which strengthens the LED and acts as a heat sink for heat removal. The packaging process also involves wire bonding. Next, an optical lens is added, which may contain a phosphor to optimize and adjust the color of the light emitted from the packaged LED device. For white LED production, the light emission leaving the surface of the chip can be converted by a combination of red, green and blue phosphors to generate white light, or a blue LED can be coated with yellow phosphor that converts the blue light emission into light that appears white to the human eye.

BUSINESS

Company Overview

              We develop, manufacture and sell LED chips and LED components that we believe are among the industry leaders when measured on both a lumens per watt and cost per lumen basis. Our products are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting.

              We sell blue, green and ultraviolet (UV) LED chips under our MvpLED brand, primarily to customers in China, Taiwan and other parts of Asia. We sell our LED chips to packaging customers or to distributors, who in turn sell to packagers. In addition, we package a portion of our LED chips into LED components, which we sell to distributors and end-customers in selected markets.

              Our operations include both LED chip and LED component manufacturing. We grow our epitaxy materials on sapphire by applying our patented and proprietary process technology based on GaN and related compounds. We then process these materials to create individual chips. We also package a portion of these chips to create LED components.

              We have developed advanced capabilities and proprietary know-how in sapphire reclamation, GaN epitaxial growth, copper alloy technology, nanoscale surface engineering and vertical LED structure technology, which enables us to produce LED chips that when packaged are capable of providing greater than 100 lumens per watt. We believe these capabilities and know-how also allow us to reduce our manufacturing costs and our dependence on sapphire, a costly raw material used in the production of sapphire-based LEDs. In addition, we believe these technologies will help facilitate our migration to larger wafer sizes.

              Our manufacturing operations are located in Taiwan. We intend to expand our manufacturing capabilities in Taiwan to meet the expected demand for our products. In addition, we have established China SemiLEDs, a joint venture in Foshan, China, which will manufacture and sell LED chips in China. China SemiLEDs has begun constructing manufacturing facilities which we expect to be operational after January 2011. We hold a 49% ownership interest in China SemiLEDs and currently have the right to nominate a majority of the seats on its board of directors, which, together with its management, is responsible for its operations. See "—Our Joint Ventures—China SemiLEDs."

Our Strengths

              We believe that the following strengths will enable us to compete effectively and to capitalize on the expected growth of the LED general lighting market.

  Patented Vertical Copper Alloy Chip Structure

            We have developed advanced capabilities and proprietary know-how in sapphire reclamation, GaN epitaxial growth, copper alloy technology, nanoscale surface engineering and vertical LED structure technology. In particular, our patented copper alloy device structure has no attached substrate, in contrast to other LED devices which retain sapphire or other attached substrates. We believe our structure produces less heat and is more effective in removing heat than sapphire-based LED devices. Among the common metals, copper has the second lowest thermal and electrical resistivity after silver. These properties combined with our proprietary process technologies generate less heat and allow for increased heat removal compared to sapphire-based LED devices, thereby increasing the efficacy and lifespan of our LED chips.

              In addition, we manufacture our LED chips using a vertical structure with a high reflectivity metal mirror to reflect light. Our structure extracts light vertically through a thick N-GaN layer (greater than 3μm), allowing us to perform nanoscale surface engineering that we believe results in higher efficacy. In contrast, we believe a lateral sapphire-based structure loses light output through the retained sapphire substrate and limits the ability to perform surface engineering due to the thinner top P-GaN layer (less than 0.5μm), resulting in lower overall light output. See "—Our Technology."

  Competitive Manufacturing Cost Structure

            Our proprietary manufacturing technologies and know-how enable us to maintain a competitive manufacturing cost structure. We have developed advanced capabilities and proprietary know-how in sapphire reclamation, which is a key part of our manufacturing cost savings as we recycle and re-use sapphire wafers multiple times. Recycling reduces our dependence on sapphire, one of the most expensive raw materials in sapphire-based LED manufacturing. There have been supply shortages and price fluctuations of sapphire in the past, and we believe these shortages and fluctuations may occur in the future. In addition, we believe our technology will facilitate our transition to larger wafer sizes because our ability to remove the sapphire reduces the effects of wafer bowing. We believe this will allow us to improve our chip yield as we move to larger wafer sizes, reducing our per unit production costs.

  Efficient Operating and Business Model

            Our operating and business model is focused on price competitiveness through our low-cost operating structure. We believe locating our facilities in Taiwan provides us with operating cost advantages including reduced labor, rental, material, construction, and borrowing costs as well as favorable tax treatment. When operational, we anticipate that China SemiLEDs' manufacturing facilities in Foshan, China will provide it with similar benefits.

  LED Research and Development Expertise

            Our research and development team, including members of our senior management, has significant experience in the LED and semiconductor industries. Trung Doan, our chief executive officer, has over 25 years of experience in the semiconductor and LED industries and has held various senior management positions at major international corporations. Dr. Anh Chuong Tran, our chief operating officer, has over 15 years experience in the optoelectronics and LED industries. Prior to working with us, Dr. Tran worked as a senior technical staff member at Emcore and was one of the key members that developed the first commercial MOCVD reactor for InGaN LEDs. Our research and development team has increased the performance of our highest performing LED chips when packaged, from approximately 60 lumens per watt in 2006 to over 140 lumens per watt in 2010, using vertical LED technology.

Our Strategy

              Our goal is to be the leading developer and manufacturer of LED chips and LED components that meet the performance requirements demanded by LED lighting customers, while providing the best value proposition on both a lumens per watt and cost per lumen basis. Key elements of our strategy include the following:

  Remain on the Forefront of Innovation of LED Chip and Component Technologies

            We intend to continue to innovate in product design and process technologies through our research and development efforts. In an effort to accelerate our innovation, we also evaluate opportunities to acquire new technologies. Our continued innovation is intended to ensure that our products continue to perform at industry-leading efficacies for a variety of end-customer applications, in particular for general lighting applications. For example, we are developing LED chips that will be capable of delivering over 150 lumens per watt when packaged. In addition, we are developing technologies that we believe will enable us to perform wafer level packaging to streamline the packaging process for our LED components and reduce form factor and costs.

  Reduce Cost Through Technology and Manufacturing Improvements

            We plan to increase our investment in research and development to improve our manufacturing processes and increase our production yields to reduce the per-unit cost of our products. In particular, we seek to reduce defects by customizing our equipment and by automating and improving our processes.

              We are also developing new technologies to enable us to produce LED chips using larger size wafers. We are currently producing chips based on 2.5" wafers, have a test line for 4" wafers and plan to begin commercial manufacturing of LED chips using 4" wafers in 2011. We also expect to commence research and development of 6" wafer technology in 2011. In addition, when the manufacturing lines become operational at China SemiLEDs, we expect it will produce LED chips using 4" wafers.

  Drive Our Growth in China and Grow Our Net Income Through China SemiLEDs

            We intend to continue our growth in the China market, which represented 46.1% of the LED lighting revenues in 2009 according to Strategies Unlimited. We plan to do this through China SemiLEDs, which we expect will have operational manufacturing capabilities after January 2011. Because China SemiLEDs is located in China and 51% owned by Chinese companies, including packaging companies and PRC-state owned enterprises, we believe it will be well-positioned to access demand for LED chips by government entities, such as cities and provinces that use LEDs for street lighting and signage applications. Although we do not consolidate the financial results of China SemiLEDs, we record 49% of the income or loss of China SemiLEDs in our income statement under income (loss) from unconsolidated entities.

              We also intend to continue to focus on our existing business in China through Taiwan SemiLEDs and acquire new customers and increase market share. Given the size of the China general lighting market and the relatively low penetration rate of that market by LEDs to date, we believe that Taiwan SemiLEDs' and China SemiLEDs' future operations can leverage each other's strengths to grow sales in China for both entities. We believe that we will also benefit from our strategic relationships with the other shareholders of China SemiLEDs.

  Expand our Manufacturing Capacity in Taiwan

            As a result of improving economic conditions resulting in increased demand, while we have continued to optimize our manufacturing process and expand capacity in Taiwan and have also begun to ramp up utilization of our equipment, beginning in March 2010 we have been operating our manufacturing facilities at or near full capacity. To address continuing improvement in market conditions, we intend to expand our production in Taiwan by further improving utilization of our equipment and by adding additional MOCVD reactors, equipment and tool.

  Target Markets and Customers Where Our Technologies Create a Competitive Advantage

            We will continue to focus our development and sales efforts in markets where customers place a premium on innovation, product performance and cost. In particular, in the near-term we will focus on outdoor street lighting and new installations in government projects in China and other countries where we believe the environmental benefits and lower total cost of ownership will play a larger role in the purchasing decision.

              We also believe our LED chip and packaging technologies and expertise will enable us to further expand our presence in backlighting, medical and automotive applications. For example, our LED chips can be used in backlighting applications to reduce the number of LED chips required for such applications.

  Government Incentive Funding for LED Development, Facility Expansion and Market Expansion

            We have been awarded a mix of grants from the Taiwan Ministry of Economics Affairs as well as the Hsinchu Science Park to support our research and development efforts in Taiwan. China SemiLEDs has also been awarded a mix of grants from the Nanhai, Foshan local government in Guangdong province and from the China Ministry of Science and Technology to support manufacturing in China. We intend to apply for additional government grants and incentives in Taiwan and China, and, based on our discussions with government officials in China, we believe that additional grants may be available to China SemiLEDs for the purchase of additional LED manufacturing equipment.

  Pursue Strategic Relationships and Acquisitions

            We plan to pursue strategic relationships, such as joint ventures, and acquisitions that expand our business. We plan to identify, execute and integrate acquisitions and enter into joint ventures to build scale, acquire intellectual property and enter into new geographic and product markets to enhance our reach and diversify our sales. We plan to evaluate strategic acquisition opportunities that we believe will enable our products to continue to perform at industry-leading efficacies, while also providing an attractive return-on-investment. When evaluating potential acquisition targets, we will consider factors such as market position, growth and earnings prospects and ease of integration.

Our Technology

              Our proprietary technology integrates copper alloy in a vertical LED structure. We first grow epitaxial layers on a sapphire wafer. The epitaxial layers are multiple doped GaN layers. At this point in the process, our structure has the following order: (i) sapphire; (ii) n-doped GaN (N-GaN); (iii) multi-quantum well layers (MQWs); and (iv) p-doped GaN (P-GaN). Next, we deposit and define (by patterning and etching) multiple metal layers on the P-GaN layer. These metal layers consist of several different mirror layers and copper alloy layers, which are deposited on top of the mirror layers by electroplating. The copper alloy metal layers, which are collectively called the P-Contact Metal Layer, create low resistance contact with the P-GaN layer.

              We then remove the sapphire wafer from the N-GaN layer through laser radiation, and the sapphire wafer is removed from the production line and recycled. The remaining device structure—consisting of the P-Contact Metal Layer on top of the epitaxial layers—is then ready for further processing. To complete our LED device structure, we then deposit and define additional metal layers on top of the N-GaN layers to achieve low resistance contact with the N-GaN layers. These additional metal layers are collectively called the N-Contact Metal Layer.

              After this process, our final LED chip structure is: (i) copper alloy metal layer; (ii) P-GaN; (iii) MQWs; (iv) N-GaN; and (v) N-contact Metal layer. Our final LED chip structure is diced into individual LED chips and then separated, tested and binned according to customer specifications, such as wavelength (color) and brightness. When a constant electrical current flows from our P-Contact Metal Layer to our N-Contact Metal Layer, light is generated in the MQWs and emitted through the surface of the N-GaN.

              Our LED chip production process is outlined in the following diagram:

              A significant difference in our production process from conventional sapphire-based LED chip production is our ability to recycle and re-use the sapphire wafer multiple times. By reusing sapphire wafers, we reduce our dependence on sapphire and our wafer materials cost. In addition, the difference in the thermal expansion properties of the sapphire wafer and the doped GaN layers results in a "bowed" wafer due to the high temperatures used in the growth process. When the wafer "bows" significantly, the chip yield decreases substantially. Larger wafer sizes exacerbate the "bowing" effect. Our ability to remove the sapphire allows us to reduce wafer bowing during the patterning process, which we believe will enable us to more easily migrate to larger wafer sizes.

              We believe that most conventional GaN LEDs grown on sapphire wafers are based on a lateral design. However, we believe a superior combination of both light output efficiency and heat removal is realized in a vertical LED chip design with a copper alloy metal structure. Among pure metals at room temperature, copper has the second highest electrical and thermal conductivity, after silver. Heat is generated by passing electrical current through resistive materials. In our vertical LED chips, electrical current flows from the low resistance copper alloy base to the epitaxial layers also with low electrical resistance, thereby resulting in lower heat generation. Furthermore, due to the high thermal conductivity of the copper alloy layer, the heat generated in our device is effectively conducted to the packaging materials, where it can be dissipated through a heat sink. The resulting lower operating temperature helps to maintain LED device performance and reliability.

              Once light is generated in the MQWs of our LED chips, the light is emitted out of the N-GaN surface. Our chip uses a high reflectivity metal between the copper alloy layer and the P-GaN surface that acts as a mirror to reflect light more effectively out of the internal structure of the device. In contrast, in conventional sapphire-based LED devices, leakage can occur when light escapes through the sides of the substrate or is converted to heat due to the higher internal resistance of the device. Furthermore, by optimizing the internal structure and surface of our epitaxial layers through our proprietary nanosurface engineering, a greater portion of light is extracted after generation within the device, whereas conventional sapphire-based LED devices have a semi-transparent contact layer (STCL) which absorbs and reduces the amount of light that can be emitted vertically from the chip.

              The diagrams below display our vertical design chip and a sapphire-based lateral design chip and the related electrical current paths found on these two LED chip structures:

Our Products

    LED Chips

              We sell our LED chips under our MvpLED brand name. Our LED chips are used primarily for applications in the general lighting market, including street lights and commercial, industrial and residential lighting. They are also used in other markets such as UV applications, backlighting, medical and automotive applications.

              We produce a wide variety of LED chips, currently ranging from chip sizes of 1520μm by 1520μm to 380μm by 380μm. The majority of our chips are capable of providing greater than 100 lumens per watt when packaged. We sell blue, green and UV LED chips.

              The chart below lists our LED chip products by size, design, model number and color:

Size	Design	Model Number	Color
1520μm × 1520μm		SL-V-B60AC SL-V-U60ACD	Blue UV
1200μm × 1200μm		SL-V-B45AK	Blue
1200μm × 1200μm		SL-V-B45AC SL-V-B45AC2 SL-V-U45ACD	Blue Blue UV

Size	Design	Model Number	Color
1070μm × 1070μm		SL-V-B40AK	Blue
1070μm × 1070μm		SL-V-B40AC SL-V-B40AC2 SL-V-U40AC SL-V-G40AC	Blue Blue UV Green
860μm × 860μm		SL-V-B35AD	Blue
720μm × 720μm		SL-V-B28AD	Blue
610μm × 610μm		SL-V-B24AD	Blue
400μm × 400μm		SL-V-B15AA SL-V-G15AA	Blue Green
380μm × 380μm		SL-V-U15AA	UV

  LED Components

            We package a portion of our LED chips for sale to distributors and end-customers in selected markets such as China, Taiwan, Russia and Malaysia. We sell a majority of our LED components through our wholly owned subsidiary, Helios Crew. The majority of our LED components use our 1200μm by 1200μm and 1070μm by 1070μm chips, most of which are combined with phosphors to produce components with various color temperatures.

              Our LED components include different form factors comprised of lead frame and silicon packaged devices. We apply our proprietary design for the packaging process, such as wafer level phosphor coating, to optimize the optical and thermal properties of the LED component. Our packaging process includes chip bonding, wire bonding, phosphor coating, encapsulation, scribing, dicing and testing.

Raw Materials

              We use the following raw materials in our LED chip manufacturing: metal organics, sapphire, copper alloy, gold slugs, sodium gold sulfite, aluminum granules and electrolytic nickel, among others. We use the following assembly materials in the production of our LED component products: gold bond wire, lead frame, phosphor, silicon zener-diode, silicon rubber and silver paste, among others. We also purchase industrial and general chemicals and gases for the manufacture of both our LED chips and LED components.

Quality Management

              We have implemented quality control measures at each stage of our operations, including obtaining supplier qualifications, inspecting incoming raw materials and random testing during our production process, to ensure consistent product yield and reliability. We test all new processes and new products prior to commercial production. We also inspect all final products prior to delivery to our customers to ensure that production standards are met. If we encounter defects, we conduct an analysis in an effort to identify the cause of the defect and take appropriate corrective and preventative measures.

              Our manufacturing fabs are located in Hsinchu Science Park and Sinwu, Taiwan and are certified in compliance with ISO9001:2008. Our fabs are subject to periodic inspection by the relevant governmental authorities for safety, environmental and other regulatory compliance. Upon completion of construction of China SemiLEDs' Foshan manufacturing facility, it will apply for ISO9001 certification.

              We require all of our employees involved in the manufacturing and engineering process to receive quality control training, according to a certification system depending on the level of skills and knowledge required. The training program is designed to ensure consistent and effective application of our quality control procedures.

Sales and Marketing

              We market and sell our products through our direct sales force and through distributors to customers in Asia, North America and Europe. We primarily sell our LED chips to packagers and distributors. Our packaging customers package our LED chips and sell the packaged product to distributors or end-customers such as lighting fixture manufacturers. Our distributors resell our LED chips either to packagers or to end-customers. We sell our LED components to distributors and end-customers in selected markets.

              Our direct sales force is based in Taiwan. We assign our sales personnel to different geographical regions so that our sales personnel can keep abreast of trends in specific markets. We are seeking to expand our sales coverage in Asia as we grow our business in China, Korea and Japan. In addition, we may enter into strategic relationships with companies in Taiwan, China, Korea and Japan who may have complementary technologies or products to generate demand for our LED products. For example, we have entered into a joint venture in Malaysia for strategic reasons, including market intelligence and channel development.

              Our sales cycles vary depending on whether a sale is made directly to a packager or distributor and whether the sale is for our LED chips or LED components. The sales cycle begins with the sales team leveraging existing relationships, industry contacts and customer or distributor inquiries. Our sales team then assesses and prioritizes the sales opportunity. The sales team then provides appropriate product samples and follow-up support for qualification and testing. The sales team coordinates with our production department to determine production capacity and a delivery schedule. Over the course of the sales process, the sales team provides ongoing customer support and seeks to leverage the relationship for follow-on opportunities. For customers gained through distributors, the sales cycle begins with the initial contact by the distributor and ends with subsequent product delivery through the distributor. We provide ongoing customer support to the packagers or end-customers that purchase products from our distributors.

              We focus our marketing efforts on brand awareness, product advantages and qualified lead generation. We rely on a variety of marketing strategies, including participation in industry conferences and trade shows, to share our technical message with customers, as well as public relations, industry research and online advertising.

Customers

              We sell our products to direct customers and LED chip distributors, which represented 45.2% and 54.8%, respectively, of our revenues for the fiscal year ended August 31, 2009 and 54.5% and 45.5%, respectively, of our net product revenues for the nine months ended May 31, 2010. During the fiscal year ended August 31, 2009 and the nine months ended May 31, 2010, we sold our LED chips and LED components to 227 customers and 305 customers, respectively.

              For the year ended August 31, 2009, sales to one of our distributors, Shenzhen Noah Opto-electronics Co., Ltd., or Shenzhen Noah, accounted for 32.2% of our total revenues. For the year ended August 31, 2008, sales to Lumens Semiconductor Lighting, Shenzhen Noah and Intematix Corporation, or Intematix, accounted for 22.3%, 21.8% and 10.2%, respectively, of our total revenues. For the year ended August 31, 2007, sales to Shenzhen Noah, Dominant Semiconductors Sdn Bhd and Intematix accounted for 24.9%, 10.4% and 10.0%, respectively, of our total revenues. For the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2010, our top ten customers for each of those periods accounted for 77.7%, 73.0%, 57.3% and 63.8%, respectively, of our total revenues for each of those periods.

              Our revenues were concentrated in certain countries in Asia, in particular, China and Taiwan. Our revenues from customers located in China (including Hong Kong) and Taiwan represented 69.3%, 65.4%, 79.0%, 76.3% and 82.9%, respectively, of our revenues for the years ended August 31, 2007, 2008 and 2009 and for the nine months ended May 31, 2009 and 2010, respectively. We expect that our revenues will continue to be substantially derived from these countries for the foreseeable future.

Intellectual Property

              Our ability to compete successfully depends upon our ability to protect our proprietary technologies and other confidential information. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with our employees, licensees and third parties with whom we have relationships, and trademark, copyright, patent and trade secret protection laws, to protect our intellectual property, including our proprietary technologies and trade secrets.

              We have 31 patents issued and 43 patents pending with the United States Patent and Trademark Office, and also have 43 patents issued and 86 patents pending before patent and trademark offices outside the U.S. covering various aspects of our core technologies. Of these 74 issued patents and 129 pending patents, 57 are issued design patents and 10 are pending design patents. However, we believe that factors such as the technological and innovative abilities of our personnel, the success of our ongoing product development efforts and our efforts to maintain trade secret protection are more important than patents in maintaining our competitive position. We pursue the registration of certain of our trademarks in the United States, Taiwan and China and have been granted trademarks with respect to "SemiLEDs" in the United States and "MvpLED" in Taiwan.

              Our industry is characterized by frequent intellectual property litigation involving patents, trade secrets, copyrights, mask designs, among others. From time to time, third parties may allege that our products infringe on their intellectual property rights. See "Risk Factors—Risks Related to Our Business—Intellectual property claims against us or our customers could subject us to significant costs and materially damage our business and reputation."

Research and Development

              We focus our research and development efforts on our design methodology and process technology for our LED products. We also focus on improving our production yields and increasing wafer sizes to lower our production costs. Our research and development team works closely with our manufacturing team.

              We conduct our research and development activities at our Hsinchu manufacturing facility. We expect that China SemiLEDs will also conduct research and development in its Foshan manufacturing facilities, when operational, and will also focus on reducing manufacturing costs and designing and developing new LED devices and processes.

Competition

              We believe that our advanced technology helps us to compete in the innovative, intensely competitive and rapidly changing market of LED design and manufacturing. To succeed, however, we must continue to manufacture products that meet the demanding requirements of high efficacies at low costs. We do not account for a significant percentage of the total market volume today, and we face significant competition from other more established providers of similar products as well as from potential new entrants into our markets.

              We compete with many LED chip manufacturers and, to a lesser extent, LED packaging manufacturers. With respect to our LED chips and LED components, we primarily compete with Citizen Electronics Co., Ltd., Cree, Inc., Epistar Corporation, Everlight Electronics Co., Ltd., Nichia Corporation, Philips (Lumileds), Siemens (Osram) and Showa Denko. We have a number of competitors that compete directly with us and are much larger than us, including, among others, Cree, Inc., Epistar Corporation, Nichia Corporation, Philips (Lumileds), and Siemens (Osram). Several substantially larger companies compete against us with a relatively small segment of their overall business. In addition, several large and well-capitalized semiconductor companies, such as Micron Technology, Inc., Samsung Electronics Co., Ltd., Sharp Ltd. and Taiwan Semiconductor Manufacturing Co. have recently announced their plans to enter into the LED chip and lighting market. We are also aware of a number of well-funded private companies that are developing competing products. We will also compete with numerous smaller companies entering the market, some of whom may receive significant government incentives and subsidies pursuant to government programs designed to encourage the use of LED lighting and to establish LED-sector companies. We believe that we generally compete favorably within the marketplace. However, some of our existing and potential competitors possess significant advantages, including longer operating histories, greater financial, technical, managerial, marketing, distribution and other resources, more long-standing and established relationships with our existing and potential customers, greater name recognition, larger customer bases and greater government incentives and support.

              We believe that the key competitive factors in our markets are:

  •
  consistently producing high-quality LED chips with high efficacy;

  •
  balancing lumen output generation with providing low lumen cost;

  •
  providing a low total cost of ownership (i.e., cost, efficacy and lifespan) for end-customers; and

  •
  possessing sufficient MOCVD reactor capacity to meet customer demands.

              Although we face significant competition, we believe that our proprietary technologies and business practices allow us to compete effectively on all of the above factors.

Environmental Regulation

              In our research and development and manufacturing processes, we use a variety of hazardous materials and industrial chemicals. In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations governing the storage, handling, emission, exposure to, discharge and disposal of these materials or otherwise relating to the protection of the environment. Environmental laws and regulations are complex and subject to constant change, with a tendency to become more stringent over time. Failure to comply with any new or existing laws, whether intentional or inadvertent, could subject us to fines, penalties and other material liabilities to the government or third parties, injunctions requiring the suspension of operations, redemption costs or other remedies, and the need for additional capital equipment or other process requirements, any of which could have a material adverse effect on our business and reputation.

Employees

              As of May 31, 2010, we had 413 employees, including 351 in manufacturing and engineering, 20 in research and development, 14 in sales and marketing and 28 in general administration. All of our employees are based in Taiwan. None of our employees is represented by a labor union. We consider our employee relations to be good. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel.

Facilities

              We have manufacturing facilities and offices in Hsinchu, Taiwan that occupy approximately 39,000 square feet. We own the portion of the building that houses our manufacturing facilities and offices, but lease the land from the Science Park Administration in Hsinchu. We also lease a total of approximately 54,000 square feet of manufacturing facilities in Sinwu, Taoyuan County, Taiwan. The leases in Hsinchu and Taoyuan terminate in December 2020 and November 2016, respectively. We do not expect that the termination of these leases upon their expiration will have a material impact on our business. We believe these facilities are adequate to meet our current and anticipated manufacturing needs for the foreseeable future. We also believe that additional space would be available on commercially reasonable terms to facilitate any future expansion plans.

              Manufacturing facilities for China SemiLEDs are under construction. Upon completion, China SemiLEDs' manufacturing facility in Foshan City, Guangdong Province, China, is expected to occupy approximately 225,000 square feet of leased space. The right to occupy and use these facilities terminates in February 2060.

Legal Proceedings

              Due to the complex technology required to compete successfully in the LED industry, participants in our industry are often engaged in significant intellectual property licensing arrangements, negotiations, disputes and litigation. For example, we are directly or indirectly involved in the following legal proceedings:

  Nichia

            In 2007, Nichia Corporation, or Nichia, brought patent infringement lawsuits against Seoul Semiconductor Co., Ltd., or Seoul Semiconductor, in Korea and against Japan Seoul Semiconductor Co., Ltd., a subsidiary of Seoul Semiconductor, in Japan. Seoul Semiconductor is one of our customers.

              In May 2007, Nichia filed a lawsuit with the Osaka District Court in Osaka, Japan against Japan Seoul Semiconductor Co., Ltd., claiming patent infringement. Nichia Corporation asserted that our LED chips infringed two of Nichia's patents in Japan. While we were not a named party in this lawsuit, in August 2007 we intervened as an independent party and filed an action for declaratory judgment with the Osaka District Court against Nichia. On March 3, 2009, we and Nichia entered into a settlement before the Osaka District Court and we subsequently withdrew from the case. As a result of the disposition of the lawsuit, it is possible for Nichia to file a new lawsuit on the two Nichia patents originally at issue.

              In October 2007, Nichia filed a patent infringement lawsuit with the Seoul Central District Court in Seoul, Korea, against Seoul Semiconductor, asserting that our LED chips infringed one of Nichia's patents in Korea. While we were not a named party in this lawsuit, in January 2008, we intervened as a supplementary party and filed briefs with the Seoul Central District Court against Nichia's position. Seoul Semiconductor filed an invalidation action with the Korean Intellectual Property Office, which concluded that Nichia's patent was invalid. Nichia appealed from the invalidation decision to the Patent Court. The Seoul Central District Court then ruled in favor of Seoul

Semiconductor. Nichia appealed from the judgment of the District Court to the Seoul High Court. While the appeals were pending, Nichia and Seoul Semiconductor entered into a world-wide cross-license agreement. In January 2009, Nichia withdrew the appeal in the patent infringement lawsuit and Seoul Semiconductor withdrew the invalidation action, and as a result the invalidty finding by the trial court was vacated.

  Rothschild

            In August 2009, Gertrude F. Neumark Rothschild filed a complaint with the Intellectual Property Court in Taiwan against us and seven other companies, asserting that the production process of our products infringed her patent in Taiwan. Mr. Trung T. Doan, our chief executive officer, was named a co-defendant. In the complaint, Ms. Rothschild seeks monetary damages amounting to NT33.0 million ($1.0 million) and an injunction against future infringement. The complaint alleges that we and Mr. Doan are jointly and severally liable for the amount of the damages sought. On November 17, 2009, Ms. Rothschild withdrew her complaint against six of the other companies in this case, leaving us and one other company as named defendants. On June 30, 2010, the Intellectual Property Court dismissed Ms. Rothschild's complaint and her motion for provisional enforcement against us. Ms. Rothschild has appealed the decision. We intend to continue to defend this suit vigorously. However, because the ultimate outcome of the matter is uncertain, the amount of possible loss, if any, is not estimable.

  Bluestone

            In May 2010, Bluestone Innovations Texas LLC, or Bluestone, filed a complaint with the United States District Court for the Eastern District of Texas against us, Siemens (Osram) and other LED suppliers. Bluestone alleges infringement of one of its patents in the United States and seeks injunctive relief and monetary damages. Although we have not yet been formally served, we believe that we have meritorious defenses to the infringement allegations and intend to defend this lawsuit vigorously. However, there can be no assurance that we will be successful in our defense and, even if we are successful, we may incur substantial legal fees and other costs in defending the lawsuit.

              In addition, from time to time we may be named in various claims arising in the ordinary course of our business.

Our Joint Ventures

              We have grown our business in part through strategic alliances and acquisitions, and intend to continue to grow our operations by participating in joint ventures, undertaking acquisitions or establishing other strategic alliances with third parties in the LED and LED-related industries. We have entered into three joint ventures, SILQ, SS Optoelectronics and China SemiLEDs. SILQ and SS Optoelectronics are still in an early development stage and none of SILQ, SS Optoelectronics or China SemiLEDs have had any material operations to date.

              In September 2009, we established SILQ, a joint venture enterprise in Malaysia to design, manufacture and sell lighting fixtures and systems. We hold a 50% interest in SILQ. The other 50% is held by a Malaysian company. SILQ commenced commercial operations in June 2010.

              In June 2010, we formed SS Optoelectronics in Taiwan with one of our customers to facilitate the sale of our LED chips to this customer. We hold a 49% interest in SS Optoelectronics.

  China SemiLEDs

            Through equity investments, we formed China SemiLEDs, a foreign-invested joint stock company, in Foshan, Guangdong Province, China, in January 2010. China SemiLEDs has five other shareholders, including Beijing Aieryidi Investment Co., Ltd., Foshan Nationstar

Optoelectronics Co., Ltd., Zhejiang Shenghui Lighting Co., Ltd., Foshan Nanhai High-tech Industry Investment Co., Ltd. and a packaging company which is a state-owned enterprise. Foshan Nationstar Optoelectronics Co., Ltd. and Zhejiang Shenghui Lighting Co., Ltd. are packaging companies. Foshan Nanhai High-tech Industry Investment Co., Ltd. is a PRC state-owned enterprise. Beijing Aieryidi Investment Co., Ltd., is a PRC investment company owned by individuals. We paid $14.7 million in cash for our 49% ownership interest in China SemiLEDs.

              We established China SemiLEDs to continue our growth in China and grow our net income. We expect China SemiLEDs' manufacturing facilities in Foshan, China to be operational after January 2011. China SemiLEDs will manufacture substantially the same LED chips as those made and sold by Taiwan SemiLEDs. We do not consolidate China SemiLEDs in our consolidated financial statements but instead record 49% of the income or loss from the joint venture in our consolidated statements of operations as income (loss) from unconsolidated entities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—China SemiLEDs."

              Early in the growth and commercialization stage of China SemiLEDs, our sales and marketing staff will be actively involved in the build-up of the business at China SemiLEDs. However, we expect China SemiLEDs will hire and train sales and marketing professionals who will be dedicated to China SemiLEDs' business, products and customers. Furthermore, as with the sales and marketing functions, although we expect that our research and development employees and staff may have an active role in China SemiLEDs' early stages, we expect China SemiLEDs will hire and train research and development personnel independent of our staff, while continuing to maintain close collaboration across teams in an effort to realize synergies. Our sales and marketing and research and development teams will not receive compensation from China SemiLEDs.

  Sales by China SemiLEDs and Taiwan SemiLEDs

            We will continue to sell LED chips and LED components in China. We have granted licenses with respect to certain of our patents to China SemiLEDs so that it can manufacture and sell LED chips in China. When China SemiLEDs is operational, both we and China SemiLEDs will make sales to customers in China. However, since China SemiLEDs will produce substantially the same LED chips as those made by Taiwan SemiLEDs, we and China SemiLEDs may ultimately compete for the same pool of existing or new customers, in particular if demand for LED products decreases or does not increase. However, China SemiLEDs may not use the patents we have licensed to them in connection with any sales outside of China. See "—Intellectual Property Cross-Licensing Arrangements" and "Risk Factors—Risks Related to Our Investment in China SemiLEDs—China SemiLEDs may potentially complete with us for customers in China."

              However, we have agreed with the other shareholders of China SemiLEDs that we will not manufacture LED wafers or chips in China either directly or indirectly, such as through original equipment manufacturing or outsourcing. We have also agreed to not invest in any other company that manufactures LED wafers or chips in China or allow any third party to which we transfer or license our technologies to apply those technologies in the manufacturing of LED epitaxial wafers or chips in China.

  Management of China SemiLEDs

            China SemiLEDs is required to have a general manager, who is appointed by the board of directors. The general manager, together with the deputy general manager and other senior management personnel, has responsibility for the day-to-day operations of China SemiLEDs. Decisions regarding sales and operations are addressed initially by the general manager. The general manager must also implement board resolutions and report to the board. The board has the right to oversee the general manager's work and dismiss the general manager with or without cause.

  Board of Directors of China SemiLEDs

            China SemiLEDs' board of directors consists of nine directors. Although we only hold 49% of the shareholding in China SemiLEDs, we are entitled under China SemiLEDs' articles of association to nominate five of the nine directors on its board of directors, which nominations are then subject to shareholder approval. Our nomination right will terminate automatically if China SemiLEDs is listed on any stock exchange. Furthermore, if we hold less than 41% of the total number of outstanding shares of China SemiLEDs the number of directors we have the right to nominate will be proportionately adjusted downward. Our chief executive officer Trung T. Doan and our chief operating officer Dr. Anh Chuong Tran will serve as chairman and vice chairman, respectively, of China SemiLEDs. Mr. Doan and Dr. Tran will not receive any compensation from China SemiLEDs.

              Directors have fiduciary and diligence duties to China SemiLEDs, including, among others, to not use the advantages provided by their positions to pursue business opportunities that belong to China SemiLEDs or to engage in the same business as China SemiLEDs either for their own account or for the account of any other person without the approval of the shareholders. In addition, a director that has a connected relationship with any enterprise that is the subject of a resolution at a board meeting may not vote on the matter, either directly or by proxy. As such, in the event that any matters involving us or our relationship with China SemiLEDs are brought before the board of directors of China SemiLEDs, our directors would be required to recuse themselves and such board decisions would be made by the remaining directors that are not affiliated with us. See "Risk Factors—Risks Related to Our Investment in China SemiLEDs—We do not own a majority of the shares of China SemiLEDs and if there are significant disagreements with the other shareholders of China SemiLEDs or if China SemiLEDs' management takes actions that are detrimental to us, our financial condition, results of operations, business and prospects may be materially and adversely affected."

              In addition, China SemiLEDs is also required to have a board of supervisors that examines the company's finances and monitors the conduct of the directors or senior managers, among other things. The board of supervisors consists of six supervisors. Two of the supervisors must be worker representatives and four must be shareholder representatives. Of the four shareholder representatives, we have the right to nominate two.

  Preemptive Rights, Rights of First Refusal and Protective Rights

            If China SemiLEDs proposes to issue additional shares, each of its shareholders has a preemptive right to subscribe for all or part of the additional shares proposed to be issued in proportion to its then shareholding ratio in the company. If any shareholder declines to exercise any portion of its preemptive right, the other shareholders are entitled to purchase the shares declined by such shareholder. In addition, we and the other shareholders have rights of first refusal if any other shareholder wishes to transfer or sell its shares.

              We also have a number of protective rights under China SemiLEDs' articles of association. For example, as long as we hold at least 25% of the outstanding shares of China SemiLEDs, our prior consent is required before China SemiLEDs may issue bonds or otherwise incur debt (including guaranteeing any debt or other liability) in excess of RMB2,000,000 (approximately $239,000) in the aggregate over any 12-month period. In addition, special resolutions requiring the approval of shareholders holding two-thirds of the outstanding shares must be adopted before China SemiLEDs can (i) increase or reduce its registered capital, (ii) merge, split, dissolve or change its form, (iii) amend its articles of association, or (iv) take any other action that PRC laws and regulations require be decided by special resolutions.

  Intellectual Property Cross-Licensing Arrangements

            We have entered into a patent assignment and license agreement, a patent cross-license agreement and a trademark cross-license agreement with China SemiLEDs. The following summary is qualified by reference to the intellectual property agreements and other agreements between us and China SemiLEDs that we will file with the SEC as exhibits to the registration statement, of which this prospectus forms a part.

              Under the patent assignment and license agreement, as amended, we agreed to assign 13 patents to China SemiLEDs. In return China SemiLEDs agreed to pay us a one-time payment of $600,000 by December 2010 and agreed to grant us a royalty-free, transferable and exclusive (with respect to third parties other than China SemiLEDs) license to use the patents globally except in manufacturing LED epitaxial wafers and chips in China. China SemiLEDs agreed to not assign the patents to any third party without our written consent. We have agreed to indemnify China SemiLEDs from any damages arising out of any intellectual property infringement claims or proceedings with respect to any products manufactured by China SemiLEDs. The term of the agreement is 10 years.

              Under the patent cross-license agreement, we agreed to grant royalty-free, exclusive (with respect to third parties other than us) and non-transferable licenses to China SemiLEDs to use 47 of our patents, and patents that we may acquire in the future, for the manufacture of LED epitaxial wafers or chips within China. Any patents acquired by China SemiLEDs will be licensed to us for use in manufacturing or selling LED chips or packages globally. China SemiLEDs has agreed to not transfer or sublicense any of the licenses without our consent and to indemnify us for any damages arising out of or in connection with any defective products manufactured by it. We may terminate this agreement if the directors nominated by us to the board of China SemiLEDs no longer constitute a majority of its board for reasons other than because China SemiLEDS is listed on a stock exchange, we transfer our shares in China SemiLEDs, or we decline to exercise our preemptive rights with respect to new issuances of shares of China SemiLEDs.

              Under the trademark cross-license agreement, we agreed to grant China SemiLEDs an exclusive (with respect to third parties other than us) royalty-free license to use our "SemiLEDs" trademark within China, subject to certain conditions. In return, China SemiLEDs agreed to grant a royalty-free and exclusive (with respect to third parties other than China SemiLEDs) license to us to use globally, except in China, any trademark acquired by it. China SemiLEDs may not transfer or sublicense our SemiLEDs trademark, use our SemiLEDs trademark as part of the name for or trademark owned by any company owned or affiliated with China SemiLEDs, use any trademarks, names, logos or design patents similar to or incorporating our "SemiLEDs" trademark, or advertise or promote any services or products relating to any LED epitaxial wafers or chips using the trademark of any other company.

              We may terminate the trademark cross-license agreement if China SemiLEDs' products fail to meet certain quality standards. We may also terminate this agreement if the directors nominated by us to the board of China SemiLEDs no longer constitute a majority of its board for reasons other than because China SemiLEDS is listed on a stock exchange, we transfer our shares in China SemiLEDs, or we decline to exercise our preemptive rights with respect to new issuances of shares of China SemiLEDs.

MANAGEMENT

Executive Officers and Directors

              The following table sets forth information about our executive officers and members of our board of directors as of August 6, 2010:

Name	Age	Position(s)
Trung T. Doan	52	Chairman and Chief Executive Officer
Dr. Anh Chuong Tran	48	President, Chief Operating Officer and Director
David Young	46	Chief Financial Officer
Jack S. Yeh	51	Vice President, Sales and Marketing Division
Lanfang (Lydia) Chin	39	General Counsel
Scott R. Simplot	63	Director
William J. Whitacre	57	Director
Richard P. Beck	77	Director

              Our board of directors currently consists of five directors. Prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part, we intend to appoint additional independent directors.

              Trung T. Doan has served as Chairman of our board of directors and our Chief Executive Officer since January 2005. Prior to joining us, Mr. Doan served as Corporate Vice President of Applied Global Services (AGS) Product Group at Applied Materials, Inc. and also served as President and Chief Executive Officer of Jusung Engineering, Inc., a semiconductor/LCD equipment company in Korea. In addition, Mr. Doan served as Vice President of Process Development at Micron Technology Inc. Mr. Doan currently serves on the board of directors of Advanced Energy Industries, a publicly traded manufacturer of power conversion and control systems, and Dolsoft Corporation, a privately held software company. Previously, Mr. Doan served as a director of Nu Tool Inc., a semiconductor technology company, and as a director of EMCO, a publicly traded manufacturer of advanced flow control devices and systems. Mr. Doan holds a bachelor of science degree in nuclear engineering from the University of California, Santa Barbara, where he graduated with honors, and a masters of science degree in chemical engineering from the University of California, Santa Barbara. Our board of directors has determined that Mr. Doan should serve as chairman and our Chief Executive Officer based on his in-depth knowledge of our business and industry and his experience serving on the boards of directors of several major technology companies as well as in management roles in the technology industry.

              Dr. Anh Chuong Tran has served as our President, Chief Operating Officer and director since January 2005. Dr. Tran served as Vice President at Highlink Technology Corporation from November 2000 to November 2004 and a senior staff scientist at Emcore Corporation from 1995 to February 2000. Dr. Tran holds a bachelor of science degree in physics from the Czech Technical University, Prague, and a doctor of philosophy degree in physics from the University of Montreal. Our board of directors has determined that Dr. Tran should serve as our President, Chief Operating Officer and director based on his in-depth knowledge of our business and industry and experience in operational management roles in the technology industry.

              David Young has served as our Chief Financial Officer since March 2008. Prior to joining us, Mr. Young served as Vice President, Sourcing Administration, of Payless ShoeSource International Ltd. from October 2005 to February 2008, co-founder and executive vice president of Tera Xtal Technology

Corporation, chief financial officer of Sparkice.com Inc. and chief financial officer of Young Brothers Development Co., Ltd. from 1996 to 1999. Mr. Young also served as audit manager at Arthur Anderson from 1993 to 1995 and as audit manager and audit senior at Ernst & Young from 1987 to 1993. Mr. Young holds a bachelor of arts degree in economics and business from the University of California, Los Angeles.

              Jack S. Yeh has served as our Vice President of Sales and Marketing since August 2005. Prior to joining us, Mr. Yeh served at United Epitaxy Company Ltd., a LED chip and wafer manufacturer, as Vice President from May 2000 to July 2005, Senior Sales Manager from November 1998 to May 2000, and Marketing Manager from July 1996 to November 1998. From July 1994 to August 1996, Mr. Yeh served as Sales Manager of the New Business Team at PRRINCO Inc., a manufacturer of optical disks. Mr. Yeh holds a bachelor of science degree in electrical engineering from the University of Maryland.

              Lanfang (Lydia) Chin has served as our General Counsel since November 2008. Prior to joining us, Ms. Chin was a partner at Hui Fa Law Office from April 2007 to October 2008, and was Vice Senior Director of the Intellectual Property and Legal Department at Quata Display Inc., from March 2004 to July 2006. Ms. Chin holds a bachelor of law degree from National Taipei University and a masters of law degree from Franklin Pierce Law Center.

              Scott R. Simplot has been our director since March 2005. Mr. Simplot has been Chairman of the board of directors and a director of J.R. Simplot Company since May 2001 and August 1970, respectively. Mr. Simplot has served as Manager of JRS Management, LLC, since September 2004, and General Partner to SRS Family Limited Partnership since January 1997. Mr. Simplot also serves as a director to various companies such as Bar-U-, Inc., Block 65 and 66 Master Association, Inc., Cal Ida Chemical Company, Censa of California, Inc., Claremont Realty Co., Glen Dale Farms, Inc., Potato Storage, Inc., Storage Partners I, Ltd., SMP, Inc., Three Creek Ranch Co., Camas, Inc., and Lattice Energy, LLC. Mr. Simplot holds a bachelor of science degree in business from the University of Idaho and a masters in business administration from the University of Pennsylvania. Our board of directors has determined that Mr. Simplot should serve as a director based on the extensive knowledge and insight he brings to our board of directors from his experience serving as chairman and holding a variety of management positions at a large private company and serving on the boards of directors of companies in a variety of industries. Mr. Simplot became a director on our board as part of his duties as the Chairman of the board of J.R. Simplot Company, the 100% owner of Simplot Taiwan, Inc., which was entitled to designate two members of our board of directors in connection with J.R. Simplot Company's investment in our Series A convertible preferred stock.

              William J. Whitacre has been our director since August 2009. Mr. Whitacre has been President, Chief Executive Officer and a director of J.R. Simplot Company since September 2009. He also serves as a director to various companies such as Agribusiness Capital Corp., Cal Ida Chemical Co., Censa of California, Inc., Morpheus, Inc., SDM, Inc., and SMP, Inc. Mr. Whitacre has been President of STM, Inc., since September 2009 and a Manager at Britz-Simplot Grower Solutions, LLC since June 2008. Our board of directors has determined that Mr. Whitacre should serve as a director based on his experience serving as president and Chief Executive Officer of a large private company and serving on the boards of directors of companies in a variety of industries. Mr. Whitacre became a director of our board as part of his duties as President and Chief Executive Officer of J.R. Simplot Company, the 100% owner of Simplot Taiwan, Inc., which was entitled to designate two members of our board of directors in connection with J.R. Simplot Company's investment in our Series A convertible preferred stock.

              Richard P. Beck has been a director of our company since July 2010. Mr. Beck previously served as a director of our company from March 2005 to April 2008. He is currently a director of TTM Technologies, Inc., a publicly traded manufacturer of printed circuit boards, and serves as chairman of its audit committee, and also serves on the nominating and corporate governance committee. From

May 1998 to August 2006, Mr. Beck served as a director of Applied Films Corporation, a publicly traded manufacturer of flat panel display equipment, served on its audit and nominating and governance committees, and from October 2001 to August 2006 served as chairman of the board. From September 2000 to October 2004, he served as a director and chairman of the audit committee of Photon Dynamics, Inc. a publicly held manufacturer of semiconductor testing equipment. He served as Vice President and Chief Financial Officer from March 1992 to October 2001 and Senior Vice President from February 1998 to May 2002 of Advanced Energy Industries, Inc., and is currently a director and chair of its nominating and governance committee as well as a member of its audit and mergers and acquisitions committees. Our board of directors has determined that Mr. Beck should serve as a director based on his experience serving on the boards of directors of public and private companies, and his strong background in finance.

Board Composition

              SemiLEDs currently has five authorized directors. Each director is elected for a period of one year at SemiLEDs' annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board of directors. There are no family relationships among any of the directors or executive officers of SemiLEDs.

Director Compensation

              Directors are not currently compensated for their services as directors. However, we intend to review and consider future proposals regarding board compensation, in particular as it relates to additional independent directors that we may add prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part. Directors are eligible to participate in our 2010 Equity Incentive Plan, which we intend to adopt prior to the effectiveness of this registration statement on Form S-1, of which this prospectus is a part.

              Mr. Beck previously served as a director of our company from March 2005 to April 2008. In August 2005 and March 2006, we issued 250,000 options and 50,000 options, respectively, to Mr. Beck at an exercise price per share of $0.015 and $0.030, respectively. In November 2006, Mr. Beck exercised all of his options and, as such, Mr. Beck does not have any options outstanding.

Committees of the Board of Directors

              Prior to the effectiveness of this registration statement on Form S-1, of which this prospectus is a part, we intend to appoint additional independent directors to our board of directors. Once appointed, and prior to the effectiveness of this registration statement on Form S-1, these independent directors will use their experience and expertise to assist us in establishing an audit committee, a compensation committee and a nominating and governance committee, to adopt charters for each of those committees, to adopt our 2010 Equity Incentive Plan and to adopt an amended and restated certificate of incorporation and an amended and restated bylaws to be in effect upon completion of this offering.

              Once constituted, we expect our audit committee, compensation committee and nominating and governance committee to have the composition and responsibilities described below.

  Audit Committee

            Our audit committee is comprised of                ,                 and                each of whom is a non-employee member of our board of directors.                is the chairperson of our audit committee and is our audit committee financial expert, as that term is defined under the SEC rules implementing

Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee is responsible for, among other things:

  •
  reviewing and approving the selection of our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

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  reviewing the adequacy and effectiveness of our internal control policies and procedures;

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  discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

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  preparing the audit committee report that the SEC requires in our annual proxy statement.

  Compensation Committee

            Our compensation committee is comprised of                ,                 and                .                 is the chairperson of our compensation committee. The compensation committee is responsible for, among other things:

  •
  overseeing our compensation policies, plans and benefit programs;

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  reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;

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  preparing the compensation committee report that the SEC requires to be included in our annual proxy statement;

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  reviewing and determining our equity-based compensation plans; and

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  administering our stock option plans and employee stock purchase plan.

              We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations.

  Nominating and Corporate Governance Committee

            Our nominating and corporate governance committee is comprised of                ,                 and                . Is the chairperson of our nominating and corporate governance committee. Our nominating and corporate governance committee will be responsible for, among other things:

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  assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

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  reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

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  reviewing the succession planning for our executive officers;

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  overseeing the evaluation of our board of directors and management; and

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  recommending members for each board committee to our board of directors.

Compensation Committee Interlocks and Insider Participation

              No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Code of Business Conduct and Ethics

              Prior to the effectiveness of this registration statement on Form S-1, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics will be available on our website. Any amendments to the code, or any waivers of its requirements, will be disclosed on the website. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

EXECUTIVE COMPENSATION

              This executive compensation section provides information about the material elements of the compensation awarded to or earned by our "named executive officers" during fiscal year 2009. Our named executive officers consisted of our chief executive officer, chief financial officer and our other three executive officers, who specifically were:

  •
  Trung T. Doan, our Chief Executive Officer;

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  Dr. Anh Chuong Tran, our President and Chief Operating Officer;

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  David Young, our Chief Financial Officer;

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  Jack S. Yeh, our Vice President of Marketing and Sales; and

  •
  Lanfang (Lydia) Chin, our General Counsel.

              This executive compensation discussion addresses and explains the compensation practices that were followed in fiscal year 2009 and the numerical and related information in the summary compensation and other tables presented below.

Compensation Discussion and Analysis

  Compensation Philosophy and Objectives

            We design our overall compensation program to attract and retain executive officers with the skills, experience and commitment to help us achieve our business objectives. Prior to this offering, we were a privately-held company with a limited number of equity holders. As such, we have not been subject to stock exchange listing requirements or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of our board committees, including a compensation committee. Our chief executive officer, in consultation with our board of directors, made the final decisions regarding the compensation of our executive officers, other than for himself and our chief operating officer, and our board of directors determined the compensation of our chief executive officer and chief operating officer, based on recommendations from our chief executive officer.

              Following the offering, our compensation committee will have the responsibility for establishing, implementing and monitoring adherence to our compensation program. None of our executive officers will be a member of our compensation committee. Our compensation committee will have the authority under its charter to engage the services of outside counsel, consultants, accountants and other advisors to assist it in discharging its responsibilities relating to our executive compensation policies. In determining our compensation, we strive to reward our executive officers with compensation that is affordable and is sufficient to retain such officers while concurrently aligning their interests with the achievement of our financial and business goals as well as the goals of our stockholders. We do not use rigid guidelines or formulas, nor have we used any benchmarking or other peer group survey, to determine the amount and mix of compensation elements for each executive officer. We have not adopted any formal or informal policies or guidelines for allocating compensation between cash and non-cash compensation or among different forms of non-cash compensation and have not considered these allocations in our compensation decisions. Instead, we have relied on the judgment and experience of our chief executive officer and board members, who have assessed each officer's experience, skills and role and responsibilities in determining a compensation level that is sufficient to retain and motivate without being too costly for us.

  Roles of Executives and Compensation Consultant

            Historically, our chief executive officer, in consultation with our board of directors, has determined the cash compensation of our other executive officers, other than himself and our chief operating officer, based on his assessment of an officer's experience, skills and role and responsibilities and our gross revenues. Our chief executive officer has made proposed recommendations regarding his own compensation and that of our chief operating officer, which are subject to the approval of our board of directors. To date, we have not hired a compensation consultant to help evaluate the compensation for our named executive officers.

  Principal Elements of Executive Compensation

            The total compensation of our officers consists of the following elements:

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  base salary;

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  bonuses;

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  long-term incentive compensation, consisting of options;

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  potential payments upon specified termination events and vesting acceleration for some of our officers; and

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  benefits that are generally available to our employees.

              We offer cash compensation to our named executive officers in the form of base salaries at levels that we can afford and are sufficient to retain such officers. In addition to standard base salaries, we pay some of our officers certain bonuses that they have negotiated in their offer letter or bonuses that we generally pay all of our employees in Taiwan; however, our chief executive officer, chief operating officer and chief financial officer generally have not received any bonuses, except for the one-time retention bonuses for our chief executive officer and chief operating officer described below. Historically, we have paid total cash compensation that is generally modest as determined in the collective business judgment of our board of directors and our chief executive officer and have relied on our equity compensation to motivate our named executive officers to achieve our long-term goals.

  Base Salaries

            Base salary is the guaranteed compensation received by our executive officers for performing their regularly assigned duties. The base salary for each of our named executive officers was initially determined in a negotiation between us and each officer when such officer started employment. The base salary for our chief executive officer and president and chief operating officer was first set forth in an employment agreement in 2005 following our incorporation. Our board of directors most recently approved an increase in the base salary and living allowance for our chief executive officer and chief operating officer in March, 2007, after taking into account the recommendation from our chief executive officer, who made his recommendation based on his own judgment and experience. However, because our net income in 2007 was minimal, our chief executive officer and chief operating officer waived and declined their eligibility to receive this base salary increase and living allowance. In May, 2009, given our increased net income, our board of directors agreed that provided that our chief executive officer and chief operating officer remain in service until each bonus payment date, they would earn in the aggregate an additional bonus that would in total be equivalent to the base salary increase and living allowance that they would have received had they accepted the base salary increase and living allowance that our board of officers offered in 2007 since April, 2007. This bonus was earned and paid in two installments in fiscal year 2010 of approximately $51,667 each for our chief executive officer and $45,208 each for our chief operating officer. Starting in fiscal year 2010, our chief executive officer and chief operating officer accepted the combined base salary increase to $165,000 for our chief executive officer and $160,000 for our chief operating officer and $3,000 per month living allowance (for a total of $36,000) originally offered in 2007 by our board of directors as a total base salary increase to $201,000 for our chief executive officer and $196,000 for our chief operating officer, for ease of administration.

              The base salary for Mr. Yeh was increased from the amount in his offer letter in 2005 to its current level on August 1, 2008, by our chief executive officer in connection with Mr. Yeh's annual review in which our chief executive officer determined that Mr. Yeh was performing reasonably well. For each of Mr. Young and Ms. Chin, the base salary has remained the same as set forth in their offer letter. Because we have used our equity compensation as our primary means of motivating our officers to achieve our long-term business goals, we have been able to conserve capital for our business by paying relatively modest base salaries, based on the experience of our chief executive officer and our board of directors. The salary we paid in fiscal year 2009 to each named executive officer is reflected in the "Summary Compensation Table" below.

  Annual Incentive Compensation

            For fiscal year 2009, we did not have a formal bonus plan or program for any of our employees, including our named executive officers. To conserve capital, we did not pay a bonus to our chief executive officer, our president and chief operating officer or our chief financial officer in fiscal year 2009 or in any of our previous fiscal years. We have an informal policy to pay our full-time employees who are paid in NT dollars a year-end bonus equal to two (2) months of the average base salary of each employee based in Taiwan, as pro rated for their period of service with us for the year. We adopted this informal policy of paying a year-end bonus in this amount because it is typical practice for a Taiwanese company. In addition, to reward our employees based in Taiwan for their diligence and efforts in light of our improved sales, we paid each of our employees a special bonus in August, 2009 equal to NT$15,000. Ms. Chin was treated in the same manner as our other employees based in Taiwan and paid both the year-end bonus (as pro rated for her months of employment with us in 2008) and the special bonus in August, 2009 equal to NT$15,000. As a result of his negotiations with our chief executive officer, Mr. Yeh's 2005 offer letter provided for a bonus that is guaranteed and payable three times each year in the amount of NT$150,000. These three bonus amounts would have been incorporated into Mr. Yeh's annual base salary, except that Mr. Yeh preferred to be paid in these three installments each year. In addition, Mr. Yeh's offer letter provided for a guaranteed year-end bonus that was equal to two (2) months of his then average base salary, which represents the year-end bonus for all of our employees, as described above. In addition, according to Mr. Yeh's offer letter, he is eligible for an allocation of a profit-sharing pool equal to 10% of our net profits. He was not paid any profit-sharing allocation in fiscal year 2009 because we did not achieve net profits for this fiscal year. In fiscal year 2009, Mr. Yeh was paid his bonus of NT$150,000 three times, the same year-end bonus as the other employees based in Taiwan in an amount equal to two (2) months of his then average base salary and the special bonus received by the other employees based in Taiwan in August, 2009 equal to NT$15,000. The actual bonus amounts for Ms. Chin and Mr. Yeh for fiscal year 2009 are set forth in the "Summary Compensation Table" below.

  Long-Term Incentive Compensation

              Background.    We established our equity incentive plan to align the interests of our employees, including our named executive officers, with the interests of our stockholders and to provide them an incentive to support our long-term success and growth. We award our equity incentive compensation in the form of options to acquire shares of our Class B common stock, because we believe that stock options encourage our executive officers to perform and are directly tied to any increase in the value of our business. To increase the value of their options, the officers needed to work diligently to increase the value of our capital stock, which would in turn benefit our stockholders. Historically, our board of directors had the authority to make equity grants to executive officers and at times, has delegated this authority to our chief executive officer. Following this offering, our compensation committee, when constituted, will make all decisions regarding equity grants to our executive officers.

              Timing and Size of Grants.    We typically grant the largest stock option in the year that an executive officer commences employment pursuant to our negotiations with each such officer. Generally, each option grant vests annually according to a four-year schedule. Thereafter, we consider making option grants on an annual basis at the discretion of our board of directors or our chief executive officer, when the board has delegated to him this authority. We do not have any program or obligation that requires us to grant equity compensation to any executive officer on specified dates. The size of each grant is generally set at a level that our board of directors deems appropriate to create a meaningful opportunity for stock ownership while reflecting the individual's position and longevity with us, the individual's existing equity holdings and the individual's potential for future responsibility.

              In fiscal year 2009, Mr. Young and Ms. Chin were each granted their initial hire option. Mr. Young's option amount was negotiated pursuant to his employment agreement and our chief executive officer determined the option amount for Ms. Chin, based on his assessment of her experience, skills and responsibilities. Our board of directors granted to Mr. Young his options on an accelerated schedule as compared to his employment agreement to simplify the option grant schedule. That is, instead of granting two options for 500,000 shares each at his employment commencement (with the vesting starting at the employment commencement date for the first option and the vesting starting at the first anniversary of the employment commencement date for the second option), a third option for 500,000 shares at his second anniversary with us (with the vesting starting at the second anniversary of the employment commencement date) and a fourth option for 500,000 shares at his third anniversary with us (with the vesting starting at the third anniversary of the employment commencement date), our board of directors granted one option for 1,000,000 shares at his employment commencement and a second option for 1,000,000 shares at approximately his first anniversary with us. Our chief executive officer also decided the option amount for Mr. Yeh's annual grant. Each of these options is subject to our standard vesting schedule of four annual installments. The actual option amounts for Mr. Young, Ms. Chin and Mr. Yeh for fiscal year 2009 are set forth in the "Grants of Plan-Based Awards Table" below.

              Stock Valuation.    In the absence of a public trading market for our common stock, our board of directors or chief executive officer determined the fair market value of our Class B common stock in good faith using factors it considered appropriate, including the price at which shares of our Class B common stock and convertible preferred stock had previously been issued, the rights associated with our convertible preferred stock and our business prospects, and which beginning in 2007, included written reports periodically prepared by an independent valuation firm retained by us. All fiscal year 2009 equity awards to our employees, including named executive officers, had an exercise price that was at least equal to the fair market value of our Class B common stock on the grant date, as determined by our board of directors or chief executive officer, based on an appraisal prepared by an independent valuation firm. Following this offering, we expect the exercise price of our options to be based on a consistent methodology that will either use the closing price of our common stock on the date of the grant or the date immediately prior to the date of grant. At this time, we have not yet made a decision regarding how to determine the exercise price of our options.

              Restricted Shares, Stock Appreciation Rights and Stock Units.    We generally have not granted restricted stock awards, stock appreciation rights or stock units because we believe that options offer a more powerful incentive because the value of our stock has to actually appreciate in order for the officers to receive any gain from their options. In addition, our option plan did not offer stock appreciation rights or stock units. However, in the future our compensation committee may consider the grant of restricted shares of our common stock, stock appreciation rights or restricted stock units in appropriate circumstances.

  Stock Ownership Guidelines

            We currently do not require our directors or executive officers to own a specified amount of our common stock. Our compensation committee believes that the stock and option holdings of our directors and executive officers are sufficient at this time to provide them incentive to perform for us and to align this group's interests with those of our stockholders.

  Perquisites

            In fiscal year 2009, we did not provide special benefits or other perquisites to our named executive officers. Our executive officers are eligible for the benefits generally available to our employees, including our labor insurance, national health insurance and certain group insurance (including life insurance, accidental death & dismemberment insurance, hospitalization and surgical benefits), with the labor insurance and national health insurance mandated by Taiwan law and all of this insurance available to all employees, regardless of nationality; and the minimum pension contribution required by Taiwan law for employees based in Taiwan who are Taiwanese citizens. These general benefits are either mandated by Taiwan law or offered to our employees because they are available at a typical employer in Taiwan.

  Severance and Change of Control Benefits

            Each of Mr. Doan and Dr. Tran have an employment agreement entered into in 2005, which provides that if he is terminated by us without cause or resigns due to a constructive termination, he will receive as severance an amount equal to six (6) months of his then current salary plus his current medical insurance for six (6) months following his termination date. We offered such severance to motivate Mr. Doan and Dr. Tran to continue as our executive officers by giving them severance protection in the event that they are terminated by us without having committed any egregious act constituting cause or we adversely change their positions such that they resign. Cause was defined as (a) the conviction of a felony or of any criminal offense involving moral turpitude; (b) the repeated failure to satisfactorily perform duties reasonably required by us; (c) material breach of the proprietary information and invention agreement, our written policies established by our board of directors or any term of his employment agreement; or (d) misappropriation of our property or unlawful appropriation of our corporate opportunity or our business. We will provide Mr. Doan and Dr. Tran with written notice alleging cause and that failure to remedy the alleged cause within thirty (30) days may result in a termination for cause. Constructive termination was defined as one of the following events that has not received his written consent: (a) a significant reduction of his duties, position or responsibilities relative to his duties, position or responsibilities in effect immediately prior to such reduction or his removal from such position, duties and responsibilities, provided that a reduction in duties, position or responsibilities solely by virtue of us being acquired and made part of a larger entity will not constitute a constructive termination; (b) a substantial reduction, without good business reasons, of the facilities and perquisites available to him immediately prior to such reduction; (c) a reduction of his base salary unless such reduction is a part of a Company-wide reduction for similarly situated persons; or (d) a material reduction in the kind or level of employee benefits to which he is entitled immediately prior to such reduction, with the result that his overall benefits package is significantly reduced, unless such reductions are part of a Company-wide reduction for similarly situated persons.

              Mr. Young's employment agreement entered into in 2007 provided for the following vesting acceleration and option benefits: (a) if he is involuntarily terminated without cause before the second anniversary of his employment with us, all of the 1,000,000 shares subject to his option granted on March 3, 2008, will become fully vested; and (b) if we are subject to a change of control within twenty-four (24) months from his first date of employment with us, all of the 1,000,000 shares subject to his option granted on March 3, 2008 will become fully vested and he will be granted an additional fully vested option for 1,000,000 shares. Mr. Young will not receive any of the vesting acceleration rights or additional option described in this paragraph because the time restrictions for such acceleration and additional option have passed.

              For additional information, please see "—Potential Payments Upon Termination or Change in Control" below for more details.

  Financial Restatement Adjustment

            Our compensation committee has not adopted a policy on whether we will make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers or other employees where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. Our compensation committee believes that this issue is best addressed when the need actually arises, when all of the facts regarding the restatement are known, so that we can make an informed decision that is in our best interest.

  Tax and Accounting Treatment of Compensation

            Section 162(m) of the Internal Revenue Code places a limit of $1.0 million per person on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers other than the chief financial officer. There is an exemption from the $1.0 million limitation for performance-based compensation that meets certain requirements. All grants of options or stock appreciation rights under our new Equity Incentive Plan, which we will adopt before this offering, are intended to qualify for the exemption. Please see "Equity Incentive Plan" for more details. Grants of restricted shares or stock units under our Equity Incentive Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted shares or stock units that vest solely on the basis of service cannot qualify for the exemption. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee, when constituted, will not adopt a policy requiring all compensation to be deductible. To date, the compensation to our named executive officers has not exceeded the $1.0 million limitation. Our compensation committee, when constituted, may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under section 162(m) if it determines that such action is appropriate and in our best interests.

              We account for equity compensation paid to our employees under the rules of FASB Accounting Standards Codification ("ASC") Topic 718, "Stock Compensation" (formerly FASB Statement No. 123(R)) ("ASC 718"), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We have not tailored our executive compensation program to achieve particular accounting results.

Summary Compensation Table

              The following table sets forth all of the compensation earned by our named executive officers for the fiscal year ended August 31, 2009.

Name and Principal Position	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Trung T. Doan Chief Executive Officer	$161,000	—	—	—	—	$161,000
Dr. Anh Chuong Tran President and Chief Operating Officer	$161,000	—	—	—	—	$161,000
David Young Chief Financial Officer	$112,000	—	$8,020	—	—	$120,020
Jack S. Yeh(2) Vice President of Marketing and Sales	$57,202	$23,107	—	—	—	$80,309
Lanfang (Lydia) Chin(3) General Counsel	$45,604	$1,607	$401	—	—	$47,612

(1)
The amounts reported in this column represent the grant date fair value of the stock options granted to the named executive officers during fiscal year ended August 31, 2009 calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 (formerly known as SFAS 123(R) and referred to herein as "ASC 718"). The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in our notes to the audited consolidated financial statements included elsewhere in the registration statement on Form S-1, of which this prospectus forms a part. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the named executive officers from the options.

(2)
Mr. Yeh's monthly base salary is NT$157,800. His base salary and bonuses were converted into U.S. dollars, based on the daily noon buying rate in New York, certified by the New York Federal Reserve Bank for customs purposes on each payment date.

(3)
Ms. Chin's monthly base salary is NT$160,000. Her base salary and bonuses were converted into U.S. dollars, based on the daily noon buying rate in New York, certified by the New York Federal Reserve Bank for customs purposes on each payment date.

Salary, Bonus and Non-Equity Incentive Plan Compensation in Proportion to Total Compensation

              The amount of salary, bonus and non-equity incentive plan compensation earned in fiscal year 2009 in proportion to the total compensation reported for each of the named executive officers was:

Mr. Doan:	100%
Dr. Tran:	100%
Mr. Young:	93%
Mr. Yeh:	100%
Ms. Chin:	99%

              To date, we have not established any policy for allocating compensation between current and long-term compensation or between cash and non-cash compensation.

Grants of Plan-Based Awards

              The following table sets forth each non-equity incentive plan award and equity award granted to our named executive officers during the year ended August 31, 2009.

					All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price Per Option Share of Option Awards	Grant Date Fair Value of Stock and Option Awards
Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold	Target	Maximum
Trung T. Doan	—	—	—	—	—		—	—
Dr. Anh Chuong Tran	—	—	—	—	—		—	—
David Young	February 5, 2009	—	—	—	1,000,000	(1)	$0.065	$8,020
Jack S. Yeh	—	—	—	—	—		—	—
Lanfang (Lydia) Chin	February 5, 2009	—	—	—	50,000	(2)	$0.065	$401

(1)
The option will vest with respect to 250,000 shares on each March 1 of 2010, 2011, 2012 and 2013. This option has a term of approximately nine years from the date of grant, subject to earlier expiration if the optionee's service terminates.

(2)
The option will vest with respect to 12,500 shares on each February 15 of 2010, 2011, 2012 and 2013. This option has a term of nine years from the date of grant, subject to earlier expiration if the optionee's service terminates.

Outstanding Equity Awards At Fiscal Year-End

              The following table sets forth information regarding each unexercised option held by each of our named executive officers as of the end of the year ended August 31, 2009.

	Option Awards
	Number of Securities Underlying Unexercised Options		Number of Securities Underlying Unexercised Options
				Option Exercise Price Per Option Share	Option Expiration Date
Name	Exercisable		Unexercisable
Trung T. Doan	—		—	—	—
Dr. Anh Chuong Tran	—		—	—	—
David Young	250,000	(1)	750,000	$0.060	March 3, 2017
	—	(2)	1,000,000	$0.065	March 1, 2018
Jack S. Yeh	750,000	(3)	—	$0.015	September 1, 2015
	40,000	(4)	40,000	$0.060	September 1, 2016
	36,250	(5)	108,750	$0.060	September 1, 2017
Lanfang (Lydia) Chin	—	(6)	50,000	$0.065	February 15, 2018

(1)
The option will vest with respect to 250,000 shares on each March 3 of 2009, 2010, 2011 and 2012.

(2)
The option will vest with respect to 250,000 shares on each March 1 of 2010, 2011, 2012 and 2013.

(3)
The option vested with respect to 187,500 shares on each September 1 of 2006, 2007, 2008 and 2009.

(4)
The option vested with respect to 20,000 shares on each September 1 of 2008, 2009, 2010 and 2011.

(5)
The option will vest with respect to 36,250 shares on each September 1 of 2009, 2010, 2011 and 2012.

(6)
The option will vest with respect to 12,500 shares on each February 15 of 2010, 2011, 2012 and 2013.

Option Exercises in Fiscal Year 2009

              None of our named executive officers exercised options during the fiscal year ended August 31, 2009.

Potential Payments Upon Termination or Change in Control

              The table below reflects the potential payments and benefits to which certain of our named executive officers would be entitled under the individual employment agreements between these named executive officers and us, which are described in the section entitled, "Compensation Discussion and Analysis". The amounts shown in the table below assume that each termination was effective as of August 31, 2009 and that all eligibility requirements under the applicable agreement were met.

Name	Salary	Medical Insurance	Total
Trung T. Doan(1)	$80,500	$1,163	$81,663
Dr. Anh Chuong Tran(1)	$80,500	$1,163	$81,663
David Young	—	—	—
Jack S. Yeh	—	—	—
Lanfang (Lydia) Chin	—	—	—

(1)
If either Mr. Doan or Dr. Tran is terminated by us without cause or resigns as a result of a constructive termination at any time, he is eligible to receive as severance an amount equal to six (6) months of his then current base salary and medical insurance for a six-month period following his employment termination date.

Pension Benefits

              We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

              We do not maintain any nonqualified deferred compensation plans.

Employment Agreements

              We have entered into employment agreements with each of our named executive officers, which set forth the terms of their employment, including base salary and to the extent applicable, a bonus opportunity, stock options and severance benefits. Each named executive officer's current cash and equity compensation, including base salary, bonus, options and severance, is discussed in greater detail in "Compensation Discussion and Analysis" and set forth in the "Summary Compensation Table" above.

              Each of Mr. Doan and Dr. Tran have an employment agreement entered into in 2005, which provides that if he is terminated by us without cause or resigns due to a constructive termination, he will receive as severance an amount equal to six (6) months of his then current salary plus his current medical insurance for six (6) months following his termination date. Cause was defined as (a) the conviction of a felony or of any criminal offense involving moral turpitude; (b) the repeated failure to satisfactorily perform duties reasonably required by us; (c) material breach of the proprietary information and invention agreement, our written policies established by our board of directors or any term of his employment agreement; or (d) misappropriation of our property or unlawful appropriation of our corporate opportunity or our business. We will provide Mr. Doan and Dr. Tran with written notice alleging cause and that failure to remedy the alleged cause within thirty (30) days may result in a termination for cause. Constructive termination was defined as one of the following events that has not received his written consent: (a) a significant reduction of his duties, position or responsibilities relative to his duties, position or responsibilities in effect immediately prior to such reduction or his removal from such position, duties and responsibilities, provided that a reduction in duties, position or responsibilities solely by virtue of us being acquired and made part of a larger entity will not constitute a constructive termination; (b) a substantial reduction, without good business reasons, of the facilities and perquisites available to him immediately prior to such reduction; (c) a reduction of his base salary unless such reduction is a part of a Company-wide reduction for similarly situated persons; or (d) a material reduction in the kind or level of employee benefits to which he is entitled immediately prior to such reduction, with the result that his overall benefits package is significantly reduced, unless such reductions are part of a Company-wide reduction for similarly situated persons.

              Mr. Young's employment agreement entered into in 2007 provided for the following vesting acceleration and option benefits: (a) if he is involuntarily terminated without cause before the second anniversary of his employment with us, all of the 1,000,000 shares subject to his option granted on March 3, 2008, will become fully vested; and (b) if we are subject to a change of control within twenty-four (24) months from his first date of employment with us, all of the 1,000,000 shares subject to his option granted on March 3, 2008 will become fully vested and he will be granted an additional fully vested option for 1,000,000 shares. Mr. Young will not receive any of the vesting acceleration or additional option described in this paragraph because the time restrictions for such acceleration and additional option have passed.

2010 Equity Incentive Plan

              We intend to adopt our 2010 Equity Incentive Plan before this offering becomes effective. The 2010 Equity Incentive Plan will become effective on the effective date of the registration statement of which this prospectus is a part. The 2010 Equity Incentive Plan will replace our 2005 Equity Incentive Plan. No further grants will be made under our 2005 Equity Incentive Plan after this offering. However, the options outstanding after this offering under the 2005 Equity Incentive Plan will continue to be governed by its existing terms.

  Share Reserve

            We have reserved                shares of our common stock for issuance under the 2010 Equity Incentive Plan. The number of shares reserved for issuance under the plan will be increased automatically on September 1 of each year, starting with September 1, 2011 and ending with September 1, 2017, by a number equal to the smallest of:

  •
  shares;

  •
  % of the shares of common stock outstanding at that time; or

  •
  the number of shares determined by our board of directors.

              In general, to the extent that awards under the 2010 Equity Incentive Plan are forfeited or lapse without the issuance of shares or shares are reacquired by us, those shares will again become available for awards. All share numbers described in this summary of the 2010 Equity Incentive Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

  Administration

            The compensation committee of our board of directors, when constituted, will administer the 2010 Equity Incentive Plan. The compensation committee has the complete discretion to make all decisions relating to the plan and outstanding awards.

  Eligibility

            Employees, members of our board of directors who are not employees and consultants will be eligible to participate in our 2010 Equity Incentive Plan.

              Types of Award. Our 2010 Equity Incentive Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options to purchase shares of our common stock;

  •
  stock appreciation rights;

  •
  restricted shares of our common stock; and

  •
  restricted stock units.

              We generally have granted options to our service providers because we believe that options offer a more powerful long-term incentive than restricted shares, stock appreciation rights or stock units. However, in the future our compensation committee may consider the grant of restricted shares, stock appreciation rights or restricted stock units in appropriate circumstances and use such forms of equity-based compensation in addition to options to align the interests of our service providers with that of our stockholders.

  Options and Stock Appreciation Rights

            The exercise price for options granted under the 2010 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

  •
  cash;

  •
  shares of our common stock that the optionee already owns;

  •
  an immediate sale of the option shares through a broker approved by us;

  •
  a promissory note, if permitted by applicable law; or

  •
  any other form of payment as the compensation committee determines.

              A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock, or a combination of both.

              Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also expire at the time determined by the compensation committee, but in no event more than 10 years after they are granted. They generally expire earlier if the participant's service terminates earlier. No participant may receive options or stock appreciation rights under the 2010 Equity Incentive Plan covering more than             shares in any fiscal year, except that a new employee may receive options or stock appreciation rights covering up to shares in the fiscal year in which his or her employment starts.

  Restricted Shares and Stock Units

            Restricted shares and stock units may be awarded under the 2010 Equity Incentive Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive

restricted shares or stock units with performance-based vesting covering more than            shares in any fiscal year, except that a new employee may receive restricted shares or stock units covering up to            shares in the fiscal year in which his or her employment starts. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

  Change in Control

            The compensation committee may determine that awards granted under the 2010 Equity Incentive Plan will vest or will become exercisable (as applicable) on an accelerated basis if we experience a change in control. Awards will be subject to the agreement evidencing a change in control, as described below. Unvested awards (or portions thereof) may be treated in any manner permissible by applicable law, including (without limitation) cancellation for no consideration. Vested options, stock appreciation rights and stock units may be continued by us if we are the surviving corporation or assumed or substituted by the surviving corporation or its parent with new awards. In addition, vested options and stock appreciation rights may be cancelled for consideration equal to the excess of the fair market value of our common stock as of the closing date of the change in control over the exercise price of the awards, and vested stock units may be canceled for a payment equal to the fair market value of our common stock as of the closing date of the change in control.

              A change in control includes:

  •
  a merger or consolidation or any other corporate reorganization or business combination transaction of our company with or into another corporation, entity or person;

  •
  a sale, transfer or other disposition of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; or

  •
  an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of our parent or of a subsidiary of ours).

  Amendments or Termination

            Our board of directors may amend or terminate the 2010 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to seek stockholder approval of the amendment unless required by applicable law. The 2010 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2005 Equity Incentive Plan

              Our 2005 Equity Incentive Plan was adopted by our board of directors on June 21, 2005 and approved by our stockholders on February 2, 2006. The most recent amendment to the 2005 Equity Incentive Plan was adopted by our board of directors and stockholders on March 1, 2010. No further awards will be made under our 2005 Equity Incentive Plan after the completion of this offering, but options outstanding under the 2005 Equity Incentive Plan will continue to be governed by their existing terms.

  Share Reserve

            We have reserved an aggregate of 15,883,335 shares of our Class B common stock for issuance under our 2005 Equity Incentive Plan. In general, if shares subject to awards of options and restricted stock granted under our 2005 Equity Incentive Plan cease to be subject to issuance under such options

(other than due to exercise of such options), are forfeited or are repurchased by us at the original issue price or the awards terminate without the shares being issued, then these shares will again become available for grant and issuance in connection with future awards under the 2005 Equity Incentive Plan.

  Administration

            Our board of directors and a committee consisting of our chief executive officer have administered the 2005 Equity Incentive Plan before this offering and the compensation committee of our board of directors will administer this plan after this offering. Before this offering, our board of directors and our chief executive officer and, after this offering, our compensation committee has complete discretion to make all decisions relating to our 2005 Equity Incentive Plan.

  Eligibility

            Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2005 Equity Incentive Plan.

  Types of Awards

            Our 2005 Equity Incentive Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options to purchase shares of our Class B common stock; and

  •
  direct awards and sales of shares of our Class B common stock (including restricted shares).

  Options

            The exercise price for incentive stock options may not be less than 100% of the fair market value of our Class B common stock on the option grant date and the exercise price for nonstatutory stock options may not be less than 85% of the fair market value of our Class B common stock on the option grant date, with any options granted to ten percent holders having an exercise price that may not be less than 110% of the fair market value of our Class B common stock on the option grant date. Optionees may pay the exercise price by using:

  •
  cash or check;

  •
  shares of common stock that the optionee already owns;

  •
  a full-recourse promissory note;

  •
  waiver of compensation due or accrued;

  •
  an immediate sale of the option shares through a broker designated by us;

  •
  cancellation of indebtedness; or

  •
  any combination of the above payment methods.

              Our options generally vest annually over a four-year period following the vesting commencement date and generally expire approximately nine years after they are granted, unless the optionee ceases service with us.

  Share Awards

            The purchase price for shares awarded under the 2005 Equity Incentive Plan may not be less than 85% of the fair market value of our Class B common stock on the award grant date, with shares awarded to ten percent holders having a purchase price that may not be less than 100% of the fair market value of our Class B common stock on the award grant date. Restricted shares vest at the times determined by our board of directors.

  Dissolution, Consolidation, Merger or Asset Sale

            If we experience a dissolution or liquidation, reorganization, consolidation, merger, or similar transaction or sale of all or substantially all of our assets, each outstanding award of options and restricted stock may be assumed, converted or replaced or an equivalent award may be substituted or the award holder may be provided with substantially similar consideration as was provided to our stockholders by the successor or acquiring corporation. In the event that the successor or acquiring corporation refuses to assume, convert, replace or substitute awards, then the awards will expire upon the consummation of the transaction.

  Amendments or Termination

            Our board of directors may amend or terminate the 2005 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval unless required by applicable law. No further awards will be made under our 2005 Equity Incentive Plan after this offering, and the 2005 Equity Incentive Plan will automatically terminate 10 years after its initial adoption by our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

              Since September 1, 2006, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

Equity Financings

  Issuance of Series C Convertible Preferred Stock

            The following table summarizes the shares of Series C convertible preferred stock purchased by directors, executive officers and 5% stockholders of SemiLEDs and persons and entities associated with them in private placement transactions. In December 2006, January 2007, May 2007, January 2008, May 2008 and July 2008, we sold 44,584,455 shares of Series C convertible preferred stock at a price of $0.59 per share for gross proceeds of approximately $26.4 million. Each share of Series C convertible preferred stock will automatically convert into one share of Class A common stock upon the completion of this offering.

	Number of Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price
Entities Affiliated with Directors
Simplot Taiwan, Inc. (Scott R. Simplot and William J. Whitacre)	17,296,324	$10,204,831.16
WI Harper Inc. Fund VI Ltd. (Peter Liu, a prior director of ours)	10,169,491	$5,999,999.69
Other 5% Stockholders
Powerchip Technology Corporation (f/k/a Powerchip Semiconductor Corporation) and its affiliate Luxxon Technology Corporation	16,271,185	$9,599,999.15

  Issuance of Series D Convertible Preferred Stock

            In September 2008, we issued and sold a total of 15,351,550 shares of Series D convertible preferred stock to Lite-On Technology USA, Inc. at a purchase price of $0.6514 per share. Each share of Series D convertible preferred stock will automatically convert into one share of Class A common stock upon the completion of this offering.

  Issuance of Series E Convertible Preferred Stock

            The following table summarizes the shares of Series E preferred stock purchased by directors, executive officers and our 5% stockholders and persons and entities associated with them in private placement transactions. In April 2010, we sold 23,794,887 shares of Series E preferred stock at a price of $0.6514 per share for gross proceeds of approximately $15.5 million. Each share of Series E convertible preferred stock will automatically convert into one share of Class A common stock upon the completion of this offering.

	Number of Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price
Executive Officers
Trung T. Doan	57,111	$37,202.11
Dr. Anh Chuong Tran	28,555	$18,600.73
Entities Affiliated with Directors
Simplot Taiwan, Inc. (Scott R. Simplot and William J. Whitacre)	15,044,519	$9,799,999.68
JRS Properties III L.P. (Scott R. Simplot)	4,345,169	$2,830,443.09
WI Harper Inc. Fund VI Ltd. (Peter Liu, a prior director of ours)	871,179	$567,486.01
Other 5% Stockholders
Lite-On Technology USA, Inc.	1,315,104	$856,658.75

Investors' Rights Agreement

              We have entered into an investors' rights agreement with certain holders of our common stock and convertible preferred stock, including Trung T. Doan, The Trung Doan 2010 GRAT, Dr. Anh Chuong Tran, The Anh Chuong Tran 2010 GRAT, Simplot Taiwan, Inc., JRS Properties III L.P., WI Harper Inc. Fund VI Ltd. and Lite-On Technology USA, Inc. This agreement provides for certain rights relating to the registration of their shares of common stock, including those issued upon conversion of their convertible preferred stock. See "Description of Capital Stock—Registration Rights" below for additional information.

Lite-On Agreements

  Warranty Agreement

            In March 2009, Taiwan SemiLEDs, entered into a warranty agreement with Lite-On Technology Corporation, which held approximately 5.68% of our shares as of May 31, 2010, pursuant to which Taiwan SemiLEDs set forth the terms and conditions of certain warranty obligations of Taiwan SemiLEDs relating to the sale and purchase by Lite-On Technology Corporation of certain LED devices of Taiwan SemiLEDs.

Luxxon Agreements

  Asset Purchase Agreement

            In December 2006, Taiwan SemiLEDs, entered into an asset purchase agreement with Luxxon Technology Corporation, an affiliate of Powerchip Technology Corporation, pursuant to which Luxxon Technology Corporation sold substantially all of its assets to Taiwan SemiLEDs in exchange for $3.6 million cash, 10,169,491 shares of our Series C convertible preferred stock, and warrants to purchase an additional 4,067,796 shares of our Series C convertible preferred stock. Such warrants expired in July 2008.

  Lease Agreement

            In December 2006, Taiwan SemiLEDs, in connection with the Asset Purchase Agreement described above, entered into a lease agreement with Luxxon Technology Corporation to lease certain premises and facilities located at Sinwu Taoyuan County, Taiwan from Luxxon Technology Corporation for a term of ten (10) years. During the lease term, the total rental and charges (excluding certain operating expenses) for the leased premises and leased facilities ("Rental") are as follows:

    (i)
    December 2006—November 2008: NT$1,000,000 per month;

    (ii)
    December 2008—November 2010: NT$1,200,000 per month;

    (iii)
    December 2010—November 2012: NT$1,440,000 per month; and

    (iv)
    Thereafter, the rental rate shall periodically increase by 15 percent every two years until the expiration of the lease term.

Indemnification Agreements

              We also intend to enter into indemnification agreements with each of our directors and officers. The indemnification agreements and the certificate of incorporation and bylaws that we intend to adopt upon completion of this offering will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Employment Agreements

              See "Executive Compensation—Employment Agreements."

Equity Incentive Plan

              See "Executive Compensation—2005 Equity Incentive Plan" and "Executive Compensation—2010 Equity Incentive Plan."

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table sets forth information regarding the beneficial ownership of our common stock as of May 31, 2010 and as adjusted to reflect the sale of the common stock offered by us under this prospectus by:

  •
  each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all directors and executive officers as a group; and

  •
  each selling stockholder.

              Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of May 31, 2010, are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

              Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

              Percentage of ownership is based on 293,588,236 shares of common stock outstanding as of May 31, 2010, after giving effect to the conversion of our outstanding convertible preferred stock into shares of common stock in connection with this offering, and                shares outstanding after this offering, assuming no exercise of the underwriters' overallotment option.

              Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o SemiLEDs Corporation, 3F, No.11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
			Number of Shares Offered
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders and other selling stockholders:
Simplot Taiwan, Inc.(1)	138,590,843	47.21%
999 Main Street, Suite 1300 Boise, ID 83702
Trung Tri Doan(2)	45,723,777	15.57%
Dr. Anh Chuong Tran(3)	45,361,888	15.45%
Lite-On Technology USA, Inc.	16,666,654	5.68%
90 Chien 1 Road, Chung Ho Taipei Hsien 235, Taiwan
Powerchip Technology Corporation(4)	16,271,185	5.54%
15FL., No.68, Sec.3, Nanking E. Rd., Jungshan Chiu, Taipei, Taiwan 104, R.O.C.
Executive Officers and Directors:
Trung Tri Doan(2)	45,723,777	15.57%
Dr. Anh Chuong Tran(3)	45,361,888	15.45%
Richard Beck(5)	300,000	*
William J. Whitacre(1)	138,590,843	47.21%
Scott Simplot(1)(6)	142,936,012	48.69%
David Young	750,000	*
Jack S. Yeh	866,250	*
Lanfang (Lydia) Chin	12,500	*
All executive officers and directors as a group (8 persons)	235,950,427	80.35%

*
Indicates beneficial ownership of less than 1%.

(1)
Represents 138,590,843 shares held by Simplot Taiwan, Inc. Simplot Taiwan, Inc. is a wholly owned subsidiary of J.R. Simplot Company. Scott Simplot is the Chairman of J.R. Simplot Company. William J. Whitacre is a Director and President of Simplot Taiwan, Inc. and is the President and CEO of J.R. Simplot Company.

Messrs. Simplot and Whitacre may be deemed to have shared voting and investment power over the shares held by Simplot Taiwan, Inc. Each of Messrs. Simplot and Whitacre disclaim beneficial ownership of such shares, except to the extent of such director's pecuniary interest therein.

(2)
Includes 22,000,000 shares held by The Trung Doan 2010 GRAT.

(3)
Includes 22,000,000 shares held by The Anh Chuong Tran 2010 GRAT.

(4)
Represents (i) 6,101,694 shares held by Powerchip Technology Corporation ("PTC"), (ii) 3,998,680 shares held by PTC's affiliate Quantum Vision Corp., (iii) 1,000,000 shares held by PTC's affiliate Zei Li Investment Corp.,

    (iv) 979,662 shares held by PTC's affiliate Powerworld Capital Mag and (v) 4,191,149 shares held by PTC's affiliate Li Hsin Investment.

(5)
Mr. Beck became our director in July 2010.

(6)
Represents 4,345,169 shares held by JRS Properties III L.P. JRS Management L.L.C. is the sole general partner of JRS Properties III L.P. Scott Simplot is a manager of JRS Management L.L.C.

Mr. Simplot may be deemed to have shared voting and investment power over the shares held by JRS Properties III L.P. Mr. Simplot disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

              Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of                  shares of common stock, $0.0000004 par value.

              The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, which we intend to adopt effective upon the completion of the offering. The following summary is qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that we will file with the SEC as exhibits to our registration statement, of which this prospectus is a part.

Common Stock

              As of May 31, 2010, after giving effect to the conversion of our convertible preferred stock into common stock, there were 293,588,236 shares of common stock held of record by 132 stockholders. After giving effect to the sale of the shares of common stock offered by this prospectus there will be                  shares of common stock outstanding, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options.

              Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights.

              Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

              Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All issued and outstanding shares of our common stock are validly issued, fully paid and nonassessable.

              The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

              Prior to this offering, we have issued an aggregate of 192,064,223 shares of convertible preferred stock in designations of Series A through E. The convertible preferred stock is entitled to certain liquidation preferences, conversion rights and dividend rights. However, pursuant to the automatic conversion provision of our certificate of incorporation, all outstanding shares of convertible preferred stock will be converted to common stock on a one-for-one basis upon the completion of any public offering with aggregate gross proceeds to us of not less than $50 million (prior to underwriting discounts and commissions).

              We currently have no plans to issue any other shares of convertible preferred stock, however, upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of                  shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We have no present plans to issue any shares of preferred stock.

              Issuances of preferred stock, while providing flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of SemiLEDs without further action by our stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

Registration Rights

  Demand Registration Rights

            After the completion of this offering, the holders of 192,064,223 shares of our common stock will be entitled to certain demand registration rights. The holders of at least 40% of these shares can, on not more than three occasions, request that we register all or a portion of their shares if the aggregate price to the public of the shares offered would exceed $7,500,000. Under these demand registration rights, we are required to cause the shares requested to be included in the registration statement as soon as practicable, subject to customary conditions and limitations. We will not be required to effect a demand registration during the period beginning 90 days prior to the filing and 180 days following the effectiveness of the registration statement in this offering.

  Piggyback Registration Rights

            After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of 287,728,285 shares of our common stock will be entitled to certain "piggyback" registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

  Form S-3 Registration Rights

            After the completion of this offering, the holders of 192,064,223 shares of our common stock will be entitled to certain Form S-3 registration rights. Holders of at least 30% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $3,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period.

  Registration Expenses

            We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

  Expiration of Registration Rights

            The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, after the completion of this offering, when that stockholder can sell all of the shares that the stockholder proposes to sell under Rule 144 of the Securities Act or a similar exemption during any three-month period. In any event, all such registration rights shall expire five years after the consummation of this offering.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

  Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

            Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only a majority of the authorized directors of our board of directors may call a special meeting of stockholders. The combination of the classification of our board of directors and the lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or other parties to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

              These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

  Section 203 of the Delaware General Corporation Law

            We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

              In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

              In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

  Acceleration of Options Upon Change of Control

            We intend to adopt our 2010 Equity Incentive Plan before the registration statement on Form S-1, of which this prospectus is a part, becomes effective. The 2010 Equity Incentive Plan will become effective on the effective date of the registration statement of which this prospectus is a part. The compensation committee may determine that awards granted under the 2010 Equity Incentive Plan will vest or will become exercisable (as applicable) on an accelerated basis if we experience a change in control. Awards will be subject to the agreement evidencing a change in control, as described below. Unvested awards (or portions thereof) may be treated in any manner permissible by applicable law, including (without limitation) cancellation for no consideration. Vested options, stock appreciation rights and stock units may be continued by us if we are the surviving corporation or assumed or substituted by the surviving corporation or its parent with new awards. In addition, vested options and stock appreciation rights may be cancelled for consideration equal to the excess of the fair market value of our common stock as of the closing date of the change in control over the exercise price of the awards, and vested stock units may be canceled for a payment equal to the fair market value of our common stock as of the closing date of the change in control.

              A change in control includes:

  •
  a merger or consolidation or any other corporate reorganization or business combination transaction of our company with or into another corporation, entity or person;

  •
  a sale, transfer or other disposition of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; or

  •
  an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of a parent or a subsidiary of ours).

              Generally, under our 2010 Equity Incentive Plan, if we experience a merger, consolidation or asset sale, each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation or a parent or subsidiary of such successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or stock purchase right will terminate upon the consummation of the transaction.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, and its address is 1218 Third Avenue, Suite 1700, Seattle, Washington 98101.

NASDAQ Global Market Listing

              We will apply to have our common stock quoted on the NASDAQ Global Market under the symbol "LEDS."

SHARES ELIGIBLE FOR FUTURE SALE

              Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

              Upon the completion of this offering a total of                        shares of common stock will be outstanding, assuming that there are no exercises of options after May 31, 2010. Of these shares, all                        shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters' overallotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

              The remaining                        shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

              Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus

              In addition, of the 9,668,775 shares of our common stock that were subject to stock options outstanding as of May 31, 2010, options to purchase 2,967,425 shares of common stock were vested as of May 31, 2010 and will be eligible for sale at various times beginning more than 180 days after the date of this prospectus.

Rule 144

              In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

              In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

              Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then-outstanding, which will equal approximately                         shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a notice of proposed sale of securities pursuant to Rule 144 with respect to the sale.

              Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

              In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of the registration statement of which this prospectus is a part in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

              In connection with this offering, our officers, directors, and existing holders of all of our securities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing restrictions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in "Underwriting."

Registration Rights

              Upon completion of this offering, the holders of 287,728,285 shares of common stock, assuming the conversion of our convertible preferred stock into common stock effective immediately prior to the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See "Description of Capital Stock—Registration Rights" for additional information.

Registration Statements

              We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

              The following discussion is a summary of material U.S. federal income tax considerations generally applicable to non-U.S. holders of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This summary does not purport to be a complete analysis of all the potential tax considerations relative thereto.

              For purposes of this discussion, a non-U.S. holder is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person or a partnership. The term U.S. person means:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              If a partnership or other pass-through entity holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities that hold shares of our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

              This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position and does not consider the state, local or non-U.S. tax consequences of an investment in our common stock or the U.S. federal gift and estate tax consequences of an investment in our common stock, except to the limited extent discussed below. It also does not apply to non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks, insurance companies, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code, tax-exempt organizations, dealers in securities or currency, persons who hold common stock as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, certain former U.S. citizens or long-term residents and persons who hold or receive common stock as compensation). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, U.S. Internal Revenue Service (the "IRS") rulings and pronouncements and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.

              This summary is included herein as general information only. Accordingly, each prospective stockholder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our common stock.

  Distributions

            Distributions of cash or property that we may pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends that we pay on our common stock to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder's tax basis in our common stock, and thereafter will be treated as gain from the sale of stock. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide our paying agent a properly executed IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

              The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a non-U.S. holder who provides a properly executed IRS Form W-8ECI, properly certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. In such circumstances, dividends will also be subject to tax on a net income basis as described below under the caption entitled "—U.S. Trade or Business Income."

  Dispositions

            A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of common stock unless:

  •
  the gain is U.S. trade or business income (as described below);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" (which we refer to as USRPHC) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. Holder's holding period for our common stock.

              If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

              In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a non-U.S. holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a non-U.S. holder sells its shares of our common stock.

  U.S. Trade or Business Income

            For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, a non-U.S. holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances. You should consult any applicable income tax or other treaties that may provide for different rules.

  U.S. Federal Estate Taxes

            Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. However, it is currently uncertain how the U.S. federal estate tax will be implemented and administered in 2010.

Information Reporting and Backup Withholding Requirements

              We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. This report includes the amount of dividends paid to each individual, the individual's name and address, and the amount of tax withheld, if any. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

              The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, for example, on IRS Form W-8BEN, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (which we refer to as a U.S. related person). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

              Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Jefferies & Company, Inc.
Canaccord Genuity Inc.
Caris & Company, Inc.

Total

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to SemiLEDs Corporation	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $                        and are payable by us. The underwriters have agreed to reimburse us for certain expenses related to this offering.

Overallotment Option

              We and the selling stockholders have granted an option to the underwriters to purchase up to                         additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to                         shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

              We, the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Global Market Listing

              We expect the shares to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol "LEDS."

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

"Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. These underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet web site maintained by certain of the underwriters. Other than the prospectus in electronic format, the information on an underwriter's Internet web site is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the selling stockholders nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial

Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

              The validity of the common stock being offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Hong Kong, which has acted as our counsel in connection with this offering. Certain legal matters as to Taiwan law will be passed upon for us by Lee and Li Attorneys-at-Law, and as to PRC law by Haiwen & Partners. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California is representing the underwriters in this offering.

EXPERTS

              The consolidated financial statements and financial statement schedule of SemiLEDs Corporation as of August 31, 2009 and 2008, and for each of the years in the three-year period ended August 31, 2009 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

              Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SemiLEDs Corporation:

              We have audited the accompanying consolidated balance sheets of SemiLEDs Corporation and subsidiaries as of August 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended August 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule included herein. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SemiLEDs Corporation and subsidiaries as of August 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

              The accompanying consolidated financial statements and financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

(signed) KPMG LLP

Boise, Idaho
August 6, 2010

SEMILEDS CORPORATION
Consolidated Balance Sheets

(In thousands, except for share and per share amounts)

	August 31, 2008	August 31, 2009	May 31, 2010
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,120	$13,715	$14,157
Accounts receivable, net of allowance for doubtful accounts and sales returns of $92, $112 and $268 as of August 31, 2008, 2009 and May 31, 2010 (unaudited)	3,496	2,959	6,235
Accounts receivable from related parties	132	—	40
Inventory	6,253	7,561	9,466
Prepaid expenses and other current assets	191	410	303

Total current assets	21,192	24,645	30,201
Property, plant and equipment, net	21,151	24,678	28,983
Intangible assets, net	105	144	342
Investments in unconsolidated entities	714	714	16,076
Other assets	578	620	705

TOTAL ASSETS	$43,740	$50,801	$76,307

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,007	$1,135	$2,425
Accrued liabilities	2,449	2,254	3,062
Long-term debt, current portion	792	420	989

Total current liabilities	4,248	3,809	6,476
Long-term debt, net of current portion	—	2,995	3,964

Total liabilities	4,248	6,804	10,440

Commitments and contingencies (Note 7)
STOCKHOLDERS' EQUITY:
Class A and Class B common stock, $0.0000004 par value—206,483,335 shares authorized; 96,701,875, 96,202,188 and 101,524,013 shares issued and outstanding as of August 31, 2008, 2009 and May 31, 2010 (unaudited)	—	—	—
Convertible preferred stock issuable in series A to E, $0.0000004 par value—167,740,108, 206,118,984 and 192,064,239 shares authorized; 153,026,807, 168,269,336 and 192,064,223 shares issued and outstanding as of August 31, 2008, 2009 and May 31, 2010 (unaudited); liquidation preference of $70,430 as of May 31, 2010 (unaudited)	—	—	—
Additional paid-in capital	45,014	54,970	70,278
Accumulated other comprehensive income (loss)	483	(1,275)	(238)
Accumulated deficit	(6,005)	(9,698)	(4,173)

Total stockholders' equity	39,492	43,997	65,867

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$43,740	$50,801	$76,307

See notes to consolidated financial statements.

 SEMILEDS CORPORATION
Consolidated Statements of Operations

(In thousands, except for share and per share amounts)

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Revenues, net	$6,860	$14,749	$11,551	$7,010	$24,275
Cost of revenues	4,484	11,681	11,019	6,536	14,230

Gross profit	2,376	3,068	532	474	10,045

Operating expenses:
Research and development	902	1,935	2,452	1,591	1,490
Selling, general and administrative	1,704	2,320	2,568	1,600	2,244

Total operating expenses	2,606	4,255	5,020	3,191	3,734

Income (loss) from operations	(230)	(1,187)	(4,488)	(2,717)	6,311
Other income (expense):
Loss from unconsolidated entities	—	—	—	—	(169)
Interest income (expense), net	97	41	215	209	(21)
Other income, net	—	37	—	—	—
Foreign currency transaction gain (loss)	234	295	580	424	(325)

Total other income (expense), net	331	373	795	633	(515)

Income (loss) before provision for income taxes	101	(814)	(3,693)	(2,084)	5,796
Provision for income taxes	—	—	—	—	271

Net income (loss)	$101	$(814)	$(3,693)	$(2,084)	$5,525

Net income (loss) attributable to common stock:
Basic	$—	$(814)	$(3,693)	$(2,084)	$460

Diluted	$—	$(814)	$(3,693)	$(2,084)	$487

Net income (loss) per share attributable to common stock:
Basic	$0.00	$(0.01)	$(0.04)	$(0.02)	$0.00

Diluted	$0.00	$(0.01)	$(0.04)	$(0.02)	$0.00

Shares used in computing net income (loss) per share attributable to common stock:
Basic	57,342,749	75,530,727	92,404,576	91,146,507	98,029,563
Diluted	57,892,748	75,530,727	92,404,576	91,146,507	107,899,182

See notes to consolidated financial statements.

SEMILEDS CORPORATION
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(In thousands, except for share amounts)

	Class A and B Common Stock		Convertible Preferred Stock			Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
BALANCE—September 1, 2006	96,250,000	$—	108,333,330	$—	$18,629	$(262)	$(5,292)	$13,075
Issuance of Series C convertible preferred stock	—	—	27,744,326	—	16,369	—	—	16,369
Issuance of Class B common stock upon exercise of stock options	426,875	—	—	—	1	—	—	1
Stock-based compensation	—	—	—	—	3	—	—	3
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	(390)	—	(390)
Net income	—	—	—	—	—	—	101	101

Total comprehensive loss								(289)

BALANCE—August 31, 2007	96,676,875	—	136,077,656	—	35,002	(652)	(5,191)	29,159
Issuance of Series C convertible preferred stock	—	—	16,949,151	—	10,000	—	—	10,000
Issuance of Class B common stock upon exercise of stock options	25,000	—	—	—	4	—	—	4
Stock-based compensation	—	—	—	—	8	—	—	8
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	1,135	—	1,135
Net loss	—	—	—	—	—	—	(814)	(814)

Total comprehensive income								321

BALANCE—August 31, 2008	96,701,875	—	153,026,807	—	45,014	483	(6,005)	39,492
Issuance of Series D convertible preferred stock	—	—	15,351,550	—	10,000	—	—	10,000
Repurchase of Series C convertible preferred stock	—	—	(109,021)	—	(64)	—	—	(64)
Repurchases of common stock	(585,937)	—	—	—	(1)	—	—	(1)
Issuance of Class B common stock upon exercise of stock options	86,250	—	—	—	5	—	—	5
Stock-based compensation	—	—	—	—	16	—	—	16
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	(1,758)	—	(1,758)
Net loss	—	—	—	—	—	—	(3,693)	(3,693)

Total comprehensive loss								(5,451)

BALANCE—August 31, 2009	96,202,188	—	168,269,336	—	54,970	(1,275)	(9,698)	43,997
Issuance of Series E convertible preferred stock (unaudited)	—	—	23,093,935	—	15,043	—	—	15,043
Issuance of Series E convertible preferred stock for employee compensation (unaudited)	—	—	700,952	—	25	—	—	25
Issuance of Class B common stock upon exercise of stock options (unaudited)	5,321,825	—	—	—	165	—	—	165
Stock-based compensation (unaudited)	—	—	—	—	75	—	—	75
Comprehensive income (loss):
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	1,037	—	1,037
Net income (unaudited)	—	—	—	—	—	—	5,525	5,525

Total comprehensive income (unaudited)								6,562

BALANCE—May 31, 2010 (unaudited)	101,524,013	$—	192,064,223	$—	$70,278	$(238)	$(4,173)	$65,867

See notes to consolidated financial statements.

 SEMILEDS CORPORATION
Consolidated Statements of Cash Flows

(In thousands)

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$101	$(814)	$(3,693)	$(2,084)	$5,525
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,026	4,093	4,552	3,400	3,367
Stock-based compensation expense	3	8	16	12	100
Gain on sale of investment	—	(37)	—	—	—
Bad debt expense	—	92	24	—	185
Loss of unconsolidated entities	—	—	—	—	169
Changes in operating assets and liabilities:
Accounts receivable, net	(1,686)	(1,967)	(27)	1,088	(3,413)
Inventory	(4,239)	(566)	(1,554)	(2,614)	(1,530)
Prepaid expenses and other current assets	(2)	(111)	60	(344)	167
Accounts payable	368	706	221	(331)	1,165
Accrued liabilities	404	995	(53)	(58)	373

Net cash provided by (used in) operating activities	(3,025)	2,399	(454)	(931)	6,108

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(7,111)	(2,525)	(8,795)	(5,121)	(6,130)
Sale of property, plant and equipment	—	5	58	—	25
Purchase of investments	(407)	(414)	—	—	(15,532)
Sale of investments	—	450	—	—	—
Placement of refundable deposits	(92)	—	—	—	47
Refund from refundable deposits	—	43	4	2	—
Development of intangible assets	(93)	(441)	(163)	(152)	(134)
Acquisition, net of cash acquired	—	—	—	—	(919)

Net cash used in investing activities	(7,703)	(2,882)	(8,896)	(5,271)	(22,643)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series C convertible preferred stock	10,369	9,700	—	—	—
Proceeds from issuance of Series D convertible preferred stock	—	—	10,000	10,000	—
Proceeds from issuance of Series E convertible preferred stock	—	—	—	—	15,043
Repurchase of Series C convertible preferred stock	—	—	(64)	(64)	—
Proceeds from exercise of stock options	1	1	4	4	165
Proceeds from line of credit	643	1,416	956	963	1,413
Payments on line of credit	—	(1,296)	(1,712)	(1,688)	(1,126)
Proceeds from long-term debt	—	—	3,420	1,919	1,481
Payments of long-term debt	—	—	(28)	—	(339)

Net cash provided by financing activities	11,013	9,821	12,576	11,134	16,637

Effect of exchange rate changes on cash and cash equivalents	(297)	(178)	(631)	(514)	340

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12)	9,160	2,595	4,418	442
CASH AND CASH EQUIVALENTS—Beginning of period	1,972	1,960	11,120	11,120	13,715

CASH AND CASH EQUIVALENTS—End of period	$1,960	$11,120	$13,715	$15,538	$14,157

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$3	$7	$11	$—	$47

Cash paid for income taxes	$—	$—	$—	$—	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Series C convertible preferred stock issued for property, plant and equipment	$6,000	$—	$—	$—	$—

Series C convertible preferred stock issued for investment	$—	$300	$—	$—	$—

See notes to consolidated financial statements.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

1.    Business

              Business—SemiLEDs Corporation ("SemiLEDs") was established on January 4, 2005 as a Delaware corporation. As of May 31, 2010, SemiLEDs had wholly owned subsidiaries, the most significant of which being SemiLEDs Optoelectronics Co., Ltd., formerly Semi-Photonics, ("Taiwan SemiLEDs") located in Hsinchu, Taiwan where substantially all research, development, manufacturing and marketing takes place and where substantially all of the assets are held. SemiLEDs also has partially owned subsidiaries incorporated in Malaysia, Japan, China and Taiwan.

              SemiLEDs and its subsidiaries (collectively, the "Company") develop, manufacture and sell high performance light emitting diodes ("LEDs"). The Company's customers are located in Europe, Asia and North America.

              Going Concern—The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses since inception, including net losses of $0.8 million and $3.7 million during the years ended August 31, 2008 and 2009, that raise substantial doubt about the Company's ability to continue as a going concern. As of August 31, 2009 and May 31, 2010, the Company had an accumulated deficit of $9.7 million and $4.2 million. The Company's management believes it will be able to identify sufficient cash flows to fund operations through the year ending August 31, 2010. Sources of this anticipated cash flow include the issuance of convertible preferred stock to existing or new investors and improved cash flows from operations as the Company is able to produce its products more efficiently and those products gain market acceptance. There can be no assurance that the Company will be able to generate sufficient revenue and improvements in the cost of production. If the Company is not able to generate positive cash flows from operations, the Company will need to consider alternative financing sources. Alternative financing sources may not be available when and if needed by the Company or on favorable terms.

2.    Summary of Significant Accounting Policies

              Basis of Presentation—The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of SemiLEDs and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated during consolidation.

              Investments in which the Company has significant influence over the investee, which amounts to ownership interest from approximately 20% to 50% for the Company's investments, are accounted for using the equity method of accounting and are not consolidated. These investments are in joint ventures that the Company does not control but has the ability to exercise significant influence over operating and financial policies. Under the equity method, investments are stated at cost after adding or removing the Company's portion of equity in undistributed earnings or losses, respectively. The Company's investment in these equity method entities is reported in the consolidated balance sheets in investments in unconsolidated entities and the Company's share of the income or loss, after the elimination of unrealized intercompany profits, is reported in the consolidated statements of operations in loss from unconsolidated entities.

              Investments in entities that are not consolidated or accounted for under the equity method are accounted for using the cost method. The Company does not have any cost method investments in which it owns greater than a 20% ownership interest in the entity. Under the cost method, investments

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

are reported at cost on the consolidated balance sheets in Investments in unconsolidated entities, and dividend income received is reported in the consolidated statements of operations in loss from unconsolidated entities.

              If the values of any of the equity method or cost method investments decline and the decline is determined to be other-than-temporary, the related investment will be written down to its fair value.

              Use of Estimates—The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts, inventory valuation, valuation of deferred tax assets, fair value of common stock, stock-based compensation expense, and the carrying amount of property, plant and equipment and intangible assets. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

              Unaudited Interim Financial Information—The accompanying interim consolidated balance sheet as of May 31, 2010, the interim consolidated statements of operations and cash flows for the nine months ended May 31, 2009 and 2010 and the interim consolidated statement of stockholders' equity and comprehensive income (loss) for the nine months ended May 31, 2010 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of May 31, 2010 and its results of operations and cash flows for the nine months ended May 31, 2009 and 2010. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the nine month periods are also unaudited. The results of operations for the nine months ended May 31, 2010 are not necessarily indicative of the results to be expected for the year ending August 31, 2010 or for any other future annual or interim period.

              Certain Significant Risks and Uncertainties—The Company is subject to certain risks and uncertainties that could have a material and adverse effect on the Company's future financial position or results of operations, which risks and uncertainties include, among others: it has a limited operating history, it may experience fluctuations in its revenues and operating results, any inability of the Company to compete in a rapidly evolving market and to respond quickly and effectively to changing market requirements, any inability of the Company to increase market awareness of its brand and products and develop and expand its sales channels, any inability of the Company to forecast customer demand accurately in making purchase decisions, any inability of the Company to protect its intellectual property rights, claims by others that the Company infringes their proprietary technology, and any inability of the Company to raise additional funds in the future.

              Concentration of Supply Risk—Some of the components and technologies used in the Company's products are purchased and licensed from a limited number of sources. The loss of any of these suppliers may cause the Company to incur additional transition costs, result in delays in the manufacturing and delivery of its products, or cause it to carry excess or obsolete inventory. The Company relies on a third party for the fulfillment of its customer orders, and the failure of this third

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

party to perform could have an adverse effect upon the Company's reputation and its ability to distribute its products, which could adversely affect the Company's business.

              Concentration of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company keeps its cash and cash equivalents with prominent banks and invests only in high-quality fixed-income securities. Deposits held with banks may exceed the amount of insurance provided on such deposits.

              All of the Company's revenues are concentrated in sales of LED products. Credit risk with respect to accounts receivable in general is diversified due to the number of different entities comprising the Company's customer base and their locations throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains reserves for estimated potential credit losses.

              As of August 31, 2008, two customers accounted for 12% and 36% of the Company's gross accounts receivable. As of August 31, 2009, one of these same customers accounted for 34% of the Company's gross accounts receivable. As of May 31, 2010, the same customer accounted for 23% and another customer accounted for 15% of the Company's gross accounts receivable.

              Customers representing 10% or more of the Company's revenues for the periods presented consist of the following (in percentages):

	Years Ended August 31,			Nine Months Ended May 31,
Customers	2007	2008	2009	2009	2010
				(Unaudited)
Customer A	25	22	32	31	26
Customer B	10	*	*	*	*
Customer C	10	10	*	*	*
Customer D	*	22	*	*	*
Customer E	*	*	*	*	10

*  Less than 10%

              Cash and Cash Equivalents—The Company considers all highly liquid investment instruments purchased with initial maturities of three months or less to be cash equivalents. As of August 31, 2008, 2009 and May 31, 2010, the Company had $9.0 million, $11.5 million and $8.2 million of cash equivalents consisting of certificates of deposit with maturities of three months or less.

              Foreign Currency—The Company's subsidiaries use the local currency as their functional currency. The assets and liabilities of the subsidiaries are, therefore, translated into U.S. dollars at exchange rates in effect at each balance sheet date, with the resulting translation adjustments recorded to a separate component of accumulated other comprehensive income (loss) within stockholders' equity. Income and expense accounts are translated at average exchange rates during the period. Any gains and losses from transactions denominated in foreign currencies are recognized in the consolidated statements of operations.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              Inventory—Inventories primarily consist of raw materials, work in process and finished goods and are stated at the lower of cost or market value. Cost is determined using a weighted average. For work in process and manufactured inventories, cost consists of raw materials, fabricated wafer, direct labor and an allocated portion of the Company's production overhead. The Company also regularly writes down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions as conditions warrant. Once written down, inventories are carried at this lower cost basis until sold or scrapped.

              Property, Plant and Equipment—Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

              The estimated useful lives of property, plant and equipment are as follows:

Buildings and improvements	5 to 20 years
Machinery and equipment	5 to 10 years
Leasehold improvements	5 years
Other equipment	5 years

              Intangible Assets—Intangible assets consist of patents and acquired technology. The carrying amounts of the patents represent application cost and registration fees for patents developed by the Company. Acquired technology arose from the acquisition of Silicon Base Development, Inc. ("SBDI") during the nine months ended May 31, 2010. Intangible assets are carried at cost. All of the Company's intangible assets have finite useful lives and are, therefore, amortized using the straight-line method over their estimated useful lives, which range from four to 20 years.

              Impairment of Long-Lived Assets—The Company evaluates its long-lived assets, which consist of property, plant and equipment and intangible assets, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the estimated fair value of the asset. As of August 31, 2008, 2009 and May 31, 2010, the Company has not written down any of its long-lived assets as a result of impairment.

              Income Taxes—The Company accounts for income taxes under the asset and liability method. As part of the process of preparing the consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company estimates actual current tax exposure together with assessing temporary differences resulting from differing accounting treatment for items such as accruals and allowances that are not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities which are included in the Company's consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's consolidated statements of operations become deductible expenses under applicable income tax laws or when loss or credit carryforwards are utilized. Accordingly, realization of the deferred tax assets is dependent on the Company's ability to earn future taxable income against which these deductions, losses and credits can

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the Company's deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period the tax change was enacted.

              The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not more likely than not, a valuation allowance is established.

              Stock-based Compensation—Compensation costs related to employee stock options granted during the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2010 are based on the fair value of the options on the date of grant, net of estimated forfeitures. The Company determines the grant date fair value of the options using the Black-Scholes option-pricing model and the related stock-based compensation expense is generally recognized on a straight-line basis over the period in which an employee is required to provide services in exchange for the options, or the vesting period of the respective options.

              The Company accounts for stock options issued to nonemployees also based on the fair value of the options determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured each reporting period as the stock options vest, and the resulting change in value, if any, is recognized in the Company's consolidated statements of operations during the period the related services are rendered.

              Research and Development Costs—Research and development costs are expensed as incurred.

              Segments—The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company's chief operating decision making group in deciding how to allocate resources to and in assessing performance of the components. The chief operating decision making group for the Company consists of the Chief Executive Officer and the Chief Operating Officer. The chief operating decision making group reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources throughout the Company and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure which is manufacturing, developing and selling LEDs.

              Deferred Rent—Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rental payments to be made during the original terms of the leases. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and, therefore, the rent expense will not equal the related cash payments. The difference between the actual cash payments and the straight-line expense is recorded as a deferred credit included in accrued liabilities on the consolidated balance sheets. The deferred credit will be reduced over the respective lease terms, ultimately to zero, as the Company's rent escalates and the straight-line rent expense is less than the actual cash payments.

              Shipping and Handling Costs—The Company includes costs from shipping and handling within cost of revenues in the period in which they are incurred.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              Revenue Recognition—The Company recognizes revenue on sales of its products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. The Company obtains written purchase authorizations from its customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. The Company considers delivery to have occurred at the time of shipment, unless otherwise agreed in the applicable sales terms, as this is generally when title and risk of loss for the products will pass to the customer. The Company provides its customers with limited rights of return for non-conforming shipments and product warranty claims. Based on historical return percentages and other relevant factors, the Company estimates its potential future exposure on recorded product sales which reduces product revenue in the consolidated statements of operations and reduces accounts receivable in the consolidated balance sheets.

              Accounts Receivable—Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts and estimated sales returns, and do not bear interest. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of its customer accounts. The Company regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Charges to bad debt expense were approximately $0, $92,000, $24,000, $0 and $185,000 during the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010.

              Comprehensive Income (Loss)—Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). For the Company, other comprehensive income (loss) consists primarily of foreign currency translation adjustments. Total comprehensive income (loss) for all periods presented has been disclosed in the consolidated statements of stockholders' equity and comprehensive income (loss).

              Multiple Classes of Common Stock—The Company has two classes of common stock, consisting of Class A common stock ("Class A") and Class B common stock ("Class B"), which are identical except with respect to voting rights. The Class A are allowed one vote on all matters subject to a vote of the stockholders and, except as required by law, the Class B do not have the right to vote. Further, there are a number of safeguards built into the Company's Articles of Incorporation, as well as Delaware law, which precludes the Board of Directors from declaring or paying unequal per share dividends on the Class A and Class B stock. Specifically, Delaware law provides that amendments to the Company's Articles of Incorporation which would have the effect of adversely altering the rights, powers or preferences of a given class of stock (in this case the right of the Class A to receive an equal dividend to any declared dividend on the Class B) must be approved by the class of stock adversely affected by the proposed amendment. In addition, the Company's Articles of Incorporation provide that before any such amendment may be put to a stockholder vote, it must be approved by the unanimous consent of the Board of Directors. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B stock as if the earnings for the year had been distributed.

              Net Income (Loss) Per Share of Common Stock—Basic and diluted net income (loss) per share attributable to common stockholders are presented in conformity with the two-class method required for participating securities. Holders of Series A, B, C, D and E convertible preferred stock are each entitled to receive noncumulative dividends at the rate of 8% per annum, payable prior and in preference to any dividends on any other shares of the Company's capital stock. In the event a

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

dividend is paid on common stock, the convertible preferred stockholders are entitled to a share of any such dividend on a pro rata basis as if they were holders of common shares (on an as-if converted basis).

              Under the two-class method, basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income (loss) attributable to common stockholders is determined by allocating undistributed earnings as if all of the earnings for the period had been distributed. Diluted net income (loss) per share attributable to common stockholders is computed by using the weighted-average shares of common stock outstanding, including potential dilutive shares of common stock assuming the dilutive effect of outstanding stock options using the treasury stock method. The weighted-average number of shares of common stock used to calculate the Company's basic net income (loss) per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest.

              The Company has multiple classes of common stock; however, because the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net income (loss) per share of common stock will, therefore, be the same for both Class A and Class B on an individual or combined basis. Therefore for the calculation of the net income (loss) per share of common stock, the Company combined the weighted-average Class A and Class B because the assumed conversion of the Class B into shares of Class A would have no impact on the net income (loss) per share of common stock.

Recently Issued Accounting Pronouncements

              In June 2009, the Financial Accounting Standards Board ("FASB") issued a new accounting standard that requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The new accounting standard is effective for the Company as of September 1, 2010. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

              In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. The new standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. The new standard requires revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products to be scoped out of the existing software revenue recognition accounting guidance and accounted for under these new accounting standards. Both standards will be effective for the Company in the first quarter of the year ending August 31, 2011 and early adoption is permitted. The Company does not expect the adoption of these standards to have a significant impact on its consolidated financial statements.

              In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measurements and provides clarification for existing fair value disclosure requirements. The amendment will require an entity to disclose separately the amounts of significant

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

transfers in and out of Levels I and II fair value measurements and to describe the reasons for the transfers; and to disclose information about purchases, sales, issuances and settlements separately in the reconciliation for fair value measurements using significant unobservable inputs, or Level III inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level II and Level III inputs. The adoption of this amendment will not impact the Company's consolidated financial statements.

              In April 2010, the FASB issued an accounting standard update which provides guidance on recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The update is effective for the Company in the first quarter of the year ending August 31, 2011 and early adoption is permitted. The Company does not expect the adoption of the update to have a significant impact on its consolidated financial statements.

3.    Balance Sheet Components

Inventory

              Inventory as of August 31, 2008, 2009 and May 31, 2010 consist of the following (in thousands):

	August 31, 2008	August 31, 2009	May 31, 2010
			(Unaudited)
Raw materials	$873	$800	$1,737
Work in process	2,667	2,417	3,867
Finished goods	2,713	4,344	3,862

Inventory	$6,253	$7,561	$9,466

              Inventory write-downs to market value for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 were $609,000, $100,000, $815,000, $759,000 and $2,000.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

Property, Plant and Equipment

              Property, plant and equipment as of August 31, 2008, 2009 and May 31, 2010 consist of the following (in thousands):

	August 31, 2008	August 31, 2009	May 31, 2010
			(Unaudited)
Buildings and improvements	$—	$6,271	$7,083
Machinery and equipment	21,991	25,100	31,385
Leasehold improvements	3,319	1,833	2,390
Other equipment	785	937	614
Construction in progress	1,984	1,644	2,918

Total property, plant and equipment	28,079	35,785	44,390
Less accumulated depreciation and amortization	(6,928)	(11,107)	(15,407)

Property, plant and equipment, net	$21,151	$24,678	$28,983

              Property, plant and equipment pledged as collateral for the Company's note payables and lines of credit were $3.0 million, $7.2 million and $4.9 million as of August 31, 2008, 2009 and May 31, 2010.

              Depreciation and amortization expense recognized for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 was $2.0 million, $4.1 million, $4.5 million, $3.4 million and $3.4 million.

Intangible Assets

              Intangible assets as of August 31, 2008, 2009 and May 31, 2010 consist of the following (in thousands):

	August 31, 2008	August 31, 2009	May 31, 2010
			(Unaudited)
Patents	$127	$218	$284
Acquired technology	—	—	156

Total intangible assets	127	218	440
Less accumulated amortization	(22)	(74)	(98)

Intangibles assets, net	$105	$144	$342

              Amortization expense recognized for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 was $0, $22,000, $52,000, $32,000 and $24,000.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              The estimated amortization expense for the Company's intangible assets as of May 31, 2010 for the next five years is as follows (in thousands):

Years Ending August 31,	Total
(Unaudited)
Remainder of 2010	$7
2011	51
2012	51
2013	51
2014	34

Accrued Liabilities

              Accrued liabilities as of August 31, 2008, 2009 and May 31, 2010 consist of the following (in thousands):

	August 31, 2008	August 31, 2009	May 31, 2010
			(Unaudited)
Accrued compensation and benefits	$796	$1,042	$1,083
Accrued business expenses	537	438	591
Taxes payable	—	—	271
Customer deposits	56	86	213
Accrued professional service fees	93	60	131
Government grants	223	174	115
Equipment payable	355	—	—
Other liabilities	389	454	658

	$2,449	$2,254	$3,062

4.    Acquisition

              On April 1, 2010, the Company, through a wholly owned subsidiary, acquired 100% of the outstanding shares of SBDI for a total consideration of $933,000. The consideration received from the Company was used by the SBDI shareholders to purchase 1,432,298 shares of the Company's non-voting Series E convertible preferred stock ("Series E") at a price of $0.65 per share. SBDI specializes in microstructure design, processing, manufacturing, packaging and testing service of silicon wafers for LED applications. The Company acquired SBDI to obtain certain packaging technology and related plant and equipment. The Company expensed acquisition related costs in the amount of $15,000. The acquisition was accounted for as a business combination using the purchase method of accounting. Accordingly, the results of SBDI are included in the Company's consolidated financial statements from the date of acquisition. The preliminary allocation of the total purchase price to the

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

assets acquired and liabilities assumed at their respective preliminary fair values on the acquisition date are as follows (in thousands):

April 1, 2010
Current assets	$297
Plant and equipment	932
Other assets	59
Core technology	156
Patents and trademarks	4
Accrued liabilities	(515)

Total cash purchase price	$933

              The Company is still accumulating information to determine the fair value of the acquired property, plant and equipment and certain liabilities of SBDI. The result of such determinations may result in future adjustments to the property, plant and equipment acquired and could also result in a bargain purchase and a related gain which would be included as other income in the statement of operations.

              The allocated fair values required management of the Company to make significant estimates and assumptions, especially with respect to the fair value of the intangible assets being acquired.

              The following table presents the Company's unaudited pro forma results as if the acquisition of SBDI had been completed at the beginning of each period presented (in thousands):

	Years Ended August 31,
			Nine Months Ended May 31, 2010
	2008	2009
Net product revenue (unaudited)	$15,107	$11,995	$24,493
Net income (loss) (unaudited)	$(1,954)	$(4,775)	$4,923
Net income (loss) per share of common stock, basic and diluted (unaudited)	$(0.03)	$(0.05)	$0.00

              The above unaudited pro forma information does not reflect any incremental direct costs, including any restructuring charges to be recorded in connection with the acquisition, or any potential cost savings that may result from the consolidation of certain operations of the Company or SBDI. Accordingly, the unaudited pro forma financial information above is presented for comparative purposes only and is not necessarily indicative of what would have occurred had the acquisition of SBDI been completed as of the beginning of each of the period being presented, nor is it necessarily indicative of future consolidated results.

5.    Investments in Unconsolidated Entities

              The Company's unconsolidated entities are joint ventures that the Company accounts for as investments on an equity or cost method basis. The equity method investments consist of SILQ Sdn Bhd ("SILQ"), China SemiLEDs Corporation ("China SemiLEDs"), and SS Optoelectronics Co., Ltd. ("SS Optoelectronics"). The Company's ownership interest and investments in unconsolidated entities

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

as of August 31, 2008, 2009 and May 31, 2010 consist of the following (in thousands, except for percentages):

	Percentage Ownership	August 31, 2008	August 31, 2009	May 31, 2010
				(Unaudited)
Equity method investments:
SILQ	50%	$—	$—	$478
China SemiLEDs	49%	—	—	14,640
SS Optoelectronics	49%	—	—	244
Cost method investments	Various	714	714	714

Total equity in investments of unconsolidated entities		$714	$714	$16,076

              There were no dividends received from unconsolidated entities during the years ended August 31, 2008, 2009 and the nine months ended May 31, 2009 and 2010.

              Equity Method Investments—In September 2009, the Company, through a wholly owned subsidiary, contributed $570,000 to form SILQ, a joint venture in Malaysia. The Company and the other investor in the joint venture each hold a 50% ownership and voting interest in SILQ's common stock. The Company entered into the joint venture agreement that established SILQ to design, manufacture and sell lighting fixtures and systems.

              In December 2009, the Company entered into an agreement to establish China SemiLEDs in Guangdong, China for the purposes of conducting research and development and producing LED epitaxial wafers, chips and packaged products to be sold in China. The Company contributed $14.7 million to acquire a 49% ownership interest in China SemiLEDs.

              In December 2009, the Company, through a wholly owned subsidiary, entered into an agreement to contribute $980,000 for a 49% ownership interest in SS Optoelectronics, a joint venture in Taiwan. The investment is payable based upon a payment schedule set forth in the agreement as follows: $245,000 upon signing the agreement, $245,000 after the incorporation of the joint venture and $490,000 upon reaching a certain sales level. As of May 31, 2010, the Company has contributed $245,000. The Company entered into the joint venture agreement that established SS Optoelectronics to facilitate sales of the Company's LED chips to the other investor in the joint venture.

              As of May 31, 2010 there is no difference between the carrying amount and the underlying equity in the net assets of the Company's equity method investees. The aggregate fair value of the Company's investments in the non-marketable stock of its equity method investees is not readily available.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              The financial information for the Company's equity method investees consists of the following (in thousands):

May 31, 2010
(Unaudited)
Current assets	$29,116
Noncurrent assets	17,407
Current liabilities	104
Noncurrent liabilities	—
Stockholders' equity	46,419

Nine Months Ended May 31, 2010
(Unaudited)
Revenues, net	$—
Gross profit	—
Loss from operations	(230)
Net loss	(345)

              Cost Method Investments—As of August 31, 2008, 2009 and May 31, 2010, the Company holds investments in nonmarketable common stock of three unaffiliated companies with a carrying amount of $714,000. The fair value of these investments is not readily available. These investments are assessed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

6.    Long-Term Debt

              Long-term debt as of August 31, 2008, 2009 and May 31, 2010 consists of the following (in thousands):

	August 31, 2008	August 31, 2009	May 31, 2010
			(Unaudited)
First note payable	$—	$1,909	$1,869
Second note payable	—	1,506	1,321
Third note payable	—	—	1,481
Line of credit	792	—	282

Total long-term debt	792	3,415	4,953
Less current portion	(792)	(420)	(989)

Total long-term debt, excluding current portion	$—	$2,995	$3,964

              The long-term notes in the table above carry variable interest rates ranging from 1.7% to 1.8%, are payable in monthly installments, and are secured by the Company's property, plant and equipment.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

The interest rates are based on the annual time deposit rate plus a certain spread. The first note payable requires monthly payments of principal and interest in the amount of $12,000 over the 15 year term of the note with final payment to occur in May 2024. The second note payable requires monthly payments of principal and interest in the amount of $27,000 over the five year term of the note with final payment to occur in August 2014. The third note payable requires monthly payments of principal and interest in the amount of $26,000 over the five year term of the note with final payment to occur in March 2015. The notes do not have prepayment penalties or balloon payments upon maturity of the notes.

              During the years ended August 31, 2007, 2008 and 2009 and the nine months ended May 31, 2010, the Company utilized operating lines of credit with certain banks in order to fulfill its short-term financing needs. The lines of credit have maturity dates of six months from the date of draw and bear fixed interest rates of 4.0% as of August 31, 2008 and ranging from 1.3% to 1.8% as of May 31, 2010. The outstanding balances of the lines of credit were $792,000, $0 and $282,000 as of August 31, 2008, 2009 and May 31, 2010. Unused amounts on the lines of credit were $2.0 million, $3.3 million and $5.5 million as of August 31, 2008, 2009 and May 31, 2010.

              The Company capitalized interest in the amount of $27,000, $24,000 and $6,000 during the year ended August 31, 2009 and the nine months ended May 31, 2009 and 2010. There was no capitalized interest for the years ended August 31, 2007 and 2008.

              The scheduled principal payments for the Company's long-term debt as of August 31, 2009 consist of the following (in thousands):

Years Ending August 31,	Scheduled Principal Payments
2010	$420
2011	428
2012	436
2013	443
2014	425
Thereafter	1,263

Total	$3,415

              The table above does not incorporate activity in the Company's long-term debt or lines of credit that occurred subsequent to August 31, 2009. During the nine months ended May 31, 2010, the Company incurred additional debt of $1.5 million by entering into the third note payable agreement and another $1.4 million from draws on the lines of credit. Also during the nine months ended May 31, 2010, the Company made payments on the long-term debt and lines of credit of $1.5 million.

7.    Commitments and Contingencies

              Operating Lease Agreements—The Company leases plant and office space in Taiwan pursuant to four operating lease agreements with unrelated parties which were noncancellable and which expire at various dates between December 31, 2010 and December 31, 2020. As of August 31, 2008, 2009 and May 31, 2010, the Company held outstanding deposits for these leases in the amount of $162,000,

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

$155,000 and $133,000 which were recorded as other long-term assets in the accompanying consolidated balance sheets. Lease expense related to these noncancellable operating leases was $714,000, $715,000, $843,000, $591,000 and $431,000 during the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010. Lease expense is recognized on a straight-line basis over the term of the lease. The aggregate future noncancellable minimum rental payments for the Company's operating leases as of August 31, 2009 consist of the following (in thousands):

Years Ending August 31,	Operating Leases
2010	$456
2011	522
2012	544
2013	603
2014	622
Thereafter	1,789

Total	$4,536

              The table above does not incorporate activity in the Company's operating leases subsequent to August 31, 2009. During the nine months ended May 31, 2010, the Company added two noncancellable operating leases through its acquisition of SBDI which have future noncancellable payments in the amount of $34,000 and $29,000 for the years ending August 31, 2010 and 2011. The Company also made regular payments on its operating leases in the amount of $14,000 during the nine months ended May 31, 2010.

              Litigation—The Company is subject to various claims arising in the ordinary course of business. Although no assurance may be given, the Company believes that it is not presently a party to any litigation of which the outcome, if determined adversely, would individually or in the aggregate be reasonably expected to have a material adverse effect on the business, operating results, cash flows or financial position of the Company.

              In May 2010, a complaint was filed with the United States District Court by an unrelated party against multiple companies within the LED industry, including the Company. The complaint alleges infringement of certain patents in the United States and seeks injunctive relief and monetary damages. Although the Company has not yet been formally served, management believes that it has a meritorious defense to the infringement allegations and intends to defend this lawsuit vigorously. However, there can be no assurance that the Company will be successful in its defense and, even if it is successful, the Company may incur substantial legal fees and other costs in defending the lawsuit.

              Third parties have from time to time claimed, and others may claim in the future, that the Company has infringed their past, current or future intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes in the Company's methods of doing business or could require the Company to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm the Company's business, operating results, cash flows and financial position.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              Indemnifications—Under the indemnification provisions of certain of the Company's distributor agreements, the Company agrees to defend the distributors against third-party intellectual property infringement claims. To date, there have been no material claims under such indemnification provisions.

8.    Common and Convertible Preferred Stock and Stockholders' Equity

              Common Stock—Common stock is divided into Class A and Class B. The designations and rights of the Class A and Class B are identical except for their respective voting rights as the Class A are allowed one vote on all matters subject to a vote of the stockholders and, except as otherwise required by law, the Class B do not have the right to vote. Upon the closing of a qualifying underwritten public offering of the Company's common stock, the Class B will convert into shares of Class A on a one-for-one basis. As of August 31, 2008, 2009 and May 31, 2010, the combined authorized shares of common stock in the amount of 206,483,335 consisted of 192,500,000 shares of Class A and 13,983,335 shares of Class B. Shares of common stock issued and outstanding as of August 31, 2008, 2009 and May 31, 2010 consist of the following:

	August 31, 2008	August 31, 2009	May 31, 2010
			(Unaudited)
Class A	96,250,000	95,664,063	95,664,063
Class B	451,875	538,125	5,859,950

	96,701,875	96,202,188	101,524,013

              Common Stock Reserved for Issuance—As of August 31, 2009 and May 31, 2010, the Company had reserved shares of common stock for issuance as follows:

	August 31, 2009	May 31, 2010
		(Unaudited)
Issuance under stock option plan	15,145,210	10,023,385
Conversion of convertible preferred stock	168,269,336	192,064,223

	183,414,546	202,087,608

              Convertible Preferred Stock—During the year ended August 31, 2007, the Company issued 17,574,835 shares of Series C convertible preferred stock ("Series C") for $0.59 per share and received total consideration of $10.4 million. The Company also issued 10,169,491 shares of Series C with $3.6 million in cash in exchange for certain manufacturing equipment valued at $9.6 million.

              During the year ended August 31, 2008, the Company issued another 16,440,677 shares of Series C for $0.59 per share and received total consideration of $9.7 million. The Company also issued 508,474 shares of Series C for an investment in a subsidiary with a fair value of approximately $300,000.

              During the year ended August 31, 2009, the Company issued 15,351,550 shares of Series D convertible preferred stock ("Series D") for $0.65 per share and received total consideration of

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

$10.0 million. The Company repurchased 109,021 shares of Series C for $64,000 during the year ended August 31, 2009.

              During the nine months ended May 31, 2010, the Company issued 23,093,935 shares of Series E for $0.65 per share and received total consideration of $15.0 million. The Company also issued 700,952 shares of Series E to two executives of a recently acquired subsidiary during the nine months ended May 31, 2010.

              Authorized and outstanding convertible preferred stock as of August 31, 2009 and May 31, 2010 consist of the following (in thousands, except share data):

	August 31, 2009				May 31, 2010
	Shares Authorized	Shares Issued and Outstanding	Net Cash Proceeds	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Net Cash Proceeds	Liquidation Preference
					(Unaudited)
Series A	96,250,000	96,250,000	$15,000	$15,000	96,250,000	96,250,000	$15,000	$15,000
Series B	12,083,330	12,083,330	3,625	3,625	12,083,330	12,083,330	3,625	3,625
Series C	59,406,778	44,584,456	20,005	26,305	44,584,456	44,584,456	20,005	26,305
Series D	38,378,876	15,351,550	10,000	10,000	15,351,550	15,351,550	10,000	10,000
Series E	—	—	—	—	23,794,903	23,794,887	15,043	15,500

Total	206,118,984	168,269,336	$48,630	$54,930	192,064,239	192,064,223	$63,673	$70,430

              Net cash proceeds noted in the table above represent aggregate amounts received in cash from issuance of each Series of convertible preferred stock less, if applicable, any amounts paid for repurchases.

              Significant terms of the Series A, B, C, D and E convertible preferred stock are as follows:

              Liquidation Preference—In the event of any liquidation, dissolution or winding up of the Company, the holders of each outstanding share of convertible preferred stock will be entitled to be paid, prior and in preference to any payment or distribution on any shares of common stock, the original issue price with respect to each series of convertible preferred stock, plus all declared but unpaid dividends. The original issue price of the Series A, B, C, D and E was $0.16, $0.30, $0.59, $0.65 and $0.65, respectively. If upon any liquidation, dissolution or winding up of the Company, the available funds and assets are insufficient to permit the payment to holders of the convertible preferred stock of their full liquidation preferences, then all of the remaining available funds and assets will be distributed among the holders of the then outstanding convertible preferred stock on a pro rata and equal priority basis according to their respective liquidation preferences.

              Conversion Rights—At any time and at the option of the holder, each share of Series A or Series D is convertible into fully paid and nonassessable shares of Class A on a one-to-one basis, while each share of Series B, Series C or Series E is convertible into fully paid and nonassessable shares of Class B on a one-to-one basis, subject to certain antidilution adjustments for common stock dividends and combinations or splits, and certain additional issuances of shares.

              Automatic Conversion—Each share of Series A, B, C, D and E will automatically convert into fully paid and nonassessable shares of Class A on a one-to-one basis (i) immediately prior to the closing of an underwritten public offering in which the aggregate public offering price equals or exceeds

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

$50.0 million and the public offering price per share equals or exceeds three times the original issue price of each respective series of convertible preferred stock; or (ii) with respect to Series A, upon the Company's receipt of the written consent of the holders of not less than a majority of the then outstanding shares of Series A, voting as a single class on an as-converted basis, to the conversion of all then outstanding shares of Series A.

              Voting Rights—Each holder of shares of Series A and D is entitled to the number of votes equal to the number of whole shares of Class A in which such shares of convertible preferred stock could be converted at the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, the date such vote is taken or any written consent of stockholders is solicited. The holders of Series B, C and E are not be entitled to any right to vote, except where required by law.

              With regard to the election of the Board of Directors, so long as at least a majority of the originally issued shares of Series A are outstanding, the holders of the Series A, voting as a separate class, are entitled to elect two directors. The holders of the Class A, voting as a separate class, are entitled to elect three directors.

              Dividend Rights—Each holder of the convertible preferred stock is entitled to receive noncumulative dividends at the rate of 8% of the per share purchase price of the respective series of convertible preferred stock per annum, prior and in preference to the payment of any dividends to the holders of the common stock. No dividends will be paid to the holders of the common stock unless dividends in the total amount of the annual dividend rate for each series of the convertible preferred stock have been first paid to the holders of each such series of convertible preferred stock. If, after dividends in the full preferential amounts for the convertible preferred stock have been paid, the Board of Directors declares additional dividends, then such additional dividends are declared pro rata on the common stock according to the number of shares of common stock held by such holders, where each holder of shares of convertible preferred stock is to be treated for this purpose as holding shares of common stock on an as-converted basis.

              Restriction on Dividend Distributions—In accordance with the Republic of China Company Law, Taiwan SemiLEDs' Articles of Incorporation stipulate that ten percent of annual earnings, net of losses from prior years, are to be retained as a statutory reserve until such retention equals the amount of issued share capital. The distribution of any remaining earnings should be proposed by the Board of Directors and approved by the Company's stockholders. At least 0.00001% of the distributions should be appropriated as employee bonuses when the stockholders approve such distributions.

              Redemption Rights—None of the Series A, B, C, D or E is redeemable.

9.    Stock-based Compensation

              As of August 31, 2008, 2009 and May 31, 2010, the Company had one stock-based compensation plan (the "Plan") which is discussed further below. The Company's stock-based compensation expense was $3,000, $8,000, $16,000, $12,000 and $100,000 during the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010. The total stock-based compensation expense for each period presented consists of stock-based compensation expense for stock options granted to employees and nonemployees of the Company.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              Stock Option Plan—During the period ended August 31, 2005, the Company adopted the Plan pursuant to which the Board of Directors may grant stock options to the Company's employees, officers, directors and nonemployees. The Plan originally authorized grants of options to purchase up to 13,983,335 shares of common stock, but was subsequently amended to increase the number of shares authorized to 15,683,335 during the year ended August 31, 2009 and to 15,883,335 during the nine months ended May 31, 2010. Options granted under the Plan generally vest over four years at a rate of 25% on each anniversary of the option's vesting start date and expire ten years from the date of grant. Upon the exercise of a stock option granted under the Plan, the holder of the option will receive shares of Class B which do not allow the holder voting rights, except as required by law.

              Employee Stock-based Compensation Expense—The total employee stock-based compensation expense for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 are recognized in the consolidated statements of operations as follows (in thousands):

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Costs of product revenues	$—	$—	$—	$—	$29
Research and development expenses	—	—	—	—	18
Selling, general and administrative expenses	3	8	16	12	53

	$3	$8	$16	$12	$100

              Determining Fair Value of Stock Options—The fair value of each grant of stock options during the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2010 were determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

              Valuation Method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model.

              Expected Term—The expected term represents the period that the Company's stock options are expected to be outstanding. The expected term for options granted to employees of the Company is derived from historical data on employee exercises and post-vesting employment termination behavior after taking into account the contractual life of the award. The expected term for nonemployee options is equal to the contractual life of the option.

              Expected Volatility—The expected volatility was based on the historical stock volatilities of several of the Company's publicly-traded peers over a period equal to the expected terms of the options as the Company did not have a sufficient trading history to use the volatility of its own common stock.

              Fair Value of Common Stock—The fair value of the common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company's common stock, the Board of Directors has determined fair value of the common stock at the time of grant by considering a number of objective and subjective factors including valuations of comparable companies, sales of convertible preferred stock to unrelated third parties,

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

operating and financial performance, the lack of liquidity of capital stock, and general and industry specific economic outlook, among other factors. The fair value of the underlying common stock shall be determined by the Board of Directors until such time as the Company's common stock is listed on an established stock exchange or national market system.

              Risk-Free Interest Rate—The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the related options.

              Expected Dividend—The expected dividend has been zero for the Company's option grants as the Company has never paid dividends and does not expect to pay dividends for the foreseeable future.

              Forfeiture Rate—The Company estimates its forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment and, if the actual number of future forfeitures differs from that estimated, the Company may be required to record adjustments to stock-based compensation expense in future periods.

              Summary of Assumptions—The fair value of each employee stock option was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for grants of options during the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010:

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Dividend rate	0%	0%	0%	0%	0%
Risk-free interest rate	4.8%	3.4%	2.3%	2.3%	2.7%
Expected term (in years)	5.8	5.8	5.9	5.9	6.2
Expected volatility	47.0%	61.6%	61.6%	61.6%	69.8%

              The weighted-average grant date fair value of the Company's stock options granted during the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 was $0.01, $0.01, $0.01, $0.01 and $0.50 per share. The aggregate grant date fair value of the Company's stock options granted to employees for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 was $24,000, $9,000, $36,000, $36,000 and $822,000.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              A summary of the option activity under the Plan and changes for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2010 is presented below:

	Shares Available for Grant	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(In thousands)
Outstanding—September 1, 2006	8,343,835	5,639,500	$0.02	9.0	$42
Granted	(1,119,000)	1,119,000	0.04
Forfeited	295,625	(295,625)	0.04
Exercised	—	(426,875)	0.02

Outstanding—August 31, 2007	7,520,460	6,036,000	0.02	8.2	39
Granted	(3,790,400)	3,790,400	0.06
Forfeited	673,100	(673,100)	0.06
Exercised	—	(25,000)	0.03

Outstanding—August 31, 2008	4,403,160	9,128,300	0.03	7.9	32
Additional options authorized	1,700,000	—
Granted	(4,424,800)	4,424,800	0.06
Forfeited	168,850	(168,850)	0.05
Exercised	—	(86,250)	0.05

Outstanding—August 31, 2009	1,847,210	13,298,000	0.04	7.6	41
Additional options authorized (unaudited)	200,000	—
Granted (unaudited)	(1,742,700)	1,742,700	0.07
Forfeited (unaudited)	50,100	(50,100)	0.06
Exercised (unaudited)	—	(5,321,825)	0.03

Outstanding—May 31, 2010 (unaudited)	354,610	9,668,775	$0.05	7.8	$5,674

Vested and expected to vest—August 31, 2009		12,921,383	$0.04	7.6	$41
Vested—August 31, 2009		5,765,650	$0.02	6.3	$38
Vested and expected to vest—May 31, 2010 (unaudited)		9,333,708	$0.05	7.8	$5,480
Vested—May 31, 2010 (unaudited)		2,967,425	$0.04	6.3	$1,784

              The aggregate intrinsic value of options exercised under the Plan was $3,000, $0, $0, $0 and $1.6 million for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010, determined as of the date of option exercise.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              Additional information regarding the Company's stock options outstanding and vested as of August 31, 2009 is summarized below:

	Options Outstanding			Options Vested
Exercise Prices	Number	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price per Share	Number	Weighted-Average Exercise Price per Share
$0.02	4,335,000	5.9	$0.02	4,038,750	$0.02
$0.03	1,362,000	6.8	0.03	884,000	0.03
$0.06	6,321,000	8.6	0.06	842,900	0.06
$0.07	1,280,000	9.5	0.07	—	0.07

$0.02 – $0.07	13,298,000	7.6	0.04	5,765,650	0.02

              Additional information regarding the Company's stock options outstanding and vested as of May 31, 2010 (unaudited) is summarized below:

	Options Outstanding			Options Vested
Exercise Prices	Number	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price per Share	Number	Weighted-Average Exercise Price per Share
$0.02	1,212,500	5.1	$0.02	1,212,500	$0.02
$0.03	794,500	6.0	0.03	601,500	0.03
$0.06	4,892,825	7.9	0.06	1,087,175	0.06
$0.07	2,768,950	9.3	0.07	66,250	0.07

$0.02 – $0.07	9,668,775	7.8	0.05	2,967,425	0.04

              As of August 31, 2009 and May 31, 2010, total compensation cost related to unvested stock options granted to employees under the Plan, but not yet recognized, was $42,000 and $778,000, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted-average remaining period of 2.5 years and 2.4 years, respectively, and will be adjusted for subsequent changes in estimated forfeitures.

              There was no capitalized stock-based compensation cost and there were no recognized stock-based compensation tax benefits during the years ended August 31, 2007, 2008, 2009 or the nine months ended May 31, 2010.

              Common Stock subject to Repurchase—The Company allows the holders of options to exercise prior to vesting, however, the Company maintains the right to repurchase these shares at the original exercise price paid by the employee for these unvested but issued shares of common stock. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability on the consolidated balance sheets. The liability is reclassified into stockholders' equity on a pro rata basis as the shares vest. As of August 31, 2008, 2009 and May 31, 2010, the Company had 125,000, 65,000 and 101,250 outstanding shares of common stock subject to repurchase.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              Restricted Stock—The Company issued 96,250,000 shares of Class A to its founders when the Company was established in 2005. On the date of issuance, 25% of these shares vested immediately while the remaining 72,187,500 shares were to vest in equal quarterly installments over four years from the date of issuance if the founders remained with the Company. During the year ended August 31, 2009, 585,937 of these shares were repurchased by the Company upon the resignation of one of the founders. Otherwise, the shares vested according to plan and are no longer subject to repurchase as of August 31, 2009 and May 31, 2010. As of August 31, 2008, the Company had 13,535,156 outstanding shares of restricted Class A.

              Stock Option Activity for Nonemployees—During the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010, the Company issued options to nonemployees for the purchase of 100,000, 0, 70,000, 70,000 and 50,000 shares of common stock in exchange for services. These options were issued with an exercise price of $0.03 per share and $0.06 per share during the years ended August 31, 2007 and 2009 and $0.06 and $0.07 per share during the nine months ended May 31, 2009 and 2010. These options generally vest over four years. The Company accounts for these nonemployee options based on the fair value of the awards through the vesting period. The options were valued each reporting period using the Black-Scholes option-pricing model using the remaining contractual term as the expected term.

              Total stock-based compensation related to nonemployees was not significant for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and May 31, 2010.

              Other Stock-based Compensation Activity—During the nine months ended May 31, 2010, the Company issued 700,952 shares of non-voting Series E to two SBDI executives as part of an employment agreement. The two senior executives are required to sell a portion of their shares of Series E back to the Company for a nominal amount if they resign from SBDI prior to December 31, 2013. The shares subject to the repurchase provision under the agreement are reduced each year as though the shares are ratably vesting at a rate of one-fourth of the shares issued on December 31st of each year. The aggregate fair value of the shares on the grant date was $457,000 and is being recorded as compensation expense on a straight-line basis over the period the repurchase restrictions lapse. As of May 31, 2010, none of these shares had vested and, therefore, are not outstanding for accounting purposes.

              Total stock-based compensation related to these shares was $25,000 during the nine months ended May 31, 2010.

10.    Net Income (Loss) Per Share of Common Stock

              For the calculation of the net income (loss) per share of common stock, the Company combined the weighted-average Class A and Class B because the respective net income (loss) per share amounts are the same and, therefore, the assumed conversion of the Class B into shares of Class A would have no impact on the net income (loss) per share of common stock of either class on an individual or combined basis. The following tables set forth the computation of the Company's basic and diluted net income (loss) per share of common stock for the years ended August 31, 2007, 2008,

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

2009 and the nine months ended May 31, 2009 and 2010 (in thousands, except for share and per share amounts):

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Numerator:
Basic:
Net income (loss)	$101	$(814)	$(3,693)	$(2,084)	$5,525
8% noncumulative dividends on convertible preferred stock	(101)	—	—	—	(4,198)
Undistributed earnings allocated to convertible preferred stock	—	—	—	—	(867)

Net income (loss) attributable to common stock, basic	$—	$(814)	$(3,693)	$(2,084)	$460

Diluted:
Net income (loss) attributable to common stock, basic	$—	$(814)	$(3,693)	$(2,084)	$460
Undistributed earnings re-allocated to common stock	—	—	—	—	27

Net income (loss) attributable to common stock, diluted	$—	$(814)	$(3,693)	$(2,084)	$487

Denominator:
Basic:
Shares used in computing net income (loss) per share attributable to common stock, basic	57,342,749	75,530,727	92,404,576	91,146,507	98,029,563

Diluted:
Shares used in computing net income (loss) per share attributable to common stock, basic	57,342,749	75,530,727	92,404,576	91,146,507	98,029,563
Add weighted average effect of dilutive securities:
Stock options	549,999	—	—	—	9,869,619

Shares used in computing net income (loss) per share attributable to common stock, diluted	57,892,748	75,530,727	92,404,576	91,146,507	107,899,182

Net income (loss) per share of common stock:
Basic	$0.00	$(0.01)	$(0.04)	$(0.02)	$0.00

Diluted	$0.00	$(0.01)	$(0.04)	$(0.02)	$0.00

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              The following common stock equivalents were excluded from the computation of diluted net income (loss) per share of common stock for the periods presented because including them would have been antidilutive:

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Convertible preferred stock	136,077,656	153,026,807	168,269,336	168,269,336	192,064,233
Stock options to purchase common stock	—	9,128,300	13,298,000	13,294,000	—
Common stock subject to repurchase	—	125,000	65,000	65,000	—

11.    Income Taxes

              The Company's income (loss) before provision for income taxes for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 consist of the following (in thousands):

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Domestic	$(186)	$(201)	$(266)	$(113)	$(436)
International	287	(613)	(3,427)	(1,971)	6,232

Income (loss) before provision for income taxes	$101	$(814)	$(3,693)	$(2,084)	$5,796

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              The components of the provision for income taxes for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2009 and 2010 consist of the following (in thousands):

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State	—	—	—	—	—
Foreign	—	—	—	—	271

Total current	$—	$—	$—	$—	$271

Deferred:
Federal	$—	$—	$—	$—	$—
State	—	—	—	—	—
Foreign	—	—	—	—	—

Total deferred	—	—	—	—	—

Total provision for income taxes	$—	$—	$—	$—	$271

              Net deferred tax assets as of August 31, 2008, 2009 and May 31, 2010 consist of the following (in thousands):

	August 31, 2008	August 31, 2009	May 31, 2010
			(Unaudited)
Deferred tax assets:
Depreciation and amortization	$9	$10	$10
Accruals and other	(66)	90	51
Inventory reserves	185	306	267
Income tax credits	882	1,072	540
Net operating loss carryforward	1,343	1,511	488

Gross deferred tax asset	2,353	2,989	1,356
Valuation allowance	(2,353)	(2,989)	(1,356)

Net deferred tax assets	$—	$—	$—

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

              Reconciliations of the statutory federal income tax to the Company's effective tax for the years ended August 31, 2007, 2008, 2009 and the nine months ended May 31, 2010 consist of the following (in thousands):

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Tax at statutory federal rate	$34	$(277)	$(1,256)	$(709)	$1,970
State tax—net of federal benefit	—	—	—	—	—
Nondeductible expenses	—	—	—	—	—
Foreign income rate differential	(97)	208	1,164	671	(2,123)
Foreign tax	—	—	—	—	271
Other	—	—	—	—	—
Change in valuation allowance	63	69	92	38	153

Provision for income taxes	$—	$—	$—	$—	$271

              A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset net deferred tax assets as of August 31, 2008, 2009 and May 31, 2010 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

              The valuation allowance increased by $243,000 million and $636,000 during the years ended August 31, 2008 and 2009, and decreased by $1.6 million during the nine months ended May 31, 2010.

              As of August 31, 2009, the Company has federal net operating loss carryforwards of $1.0 million expiring beginning in 2025. As of August 31, 2009, the Company has state net operating loss carryforwards of $489,000, expiring beginning in 2017.

              As of May 31, 2010, the Company has federal net operating loss carryforwards of $1.3 million expiring beginning in 2025. As of May 31, 2010, the Company has state net operating loss carryforwards of $489,000, expiring beginning in 2017.

              Internal Revenue Code section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income that can be offset by net operating carryforwards after a change in control of a loss corporation. Generally, after a control change, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Management has not yet determined the impact such limitation may have on the utilization of its operating loss carryforwards against taxable income in future periods.

Uncertain Tax Positions

              Effective September 1, 2007, the Company adopted a new accounting standard that provides guidance on accounting for uncertainty in income taxes. The adoption had no effect on the Company's consolidated financial statements. A reconciliation of the beginning and ending balances of the

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

unrecognized tax benefits during the years ended August 31, 2008, 2009 and the nine months ended May 31, 2010 consist of the following (in thousands):

	Years Ended August 31,
			Nine Months Ended May 31, 2010
	2008	2009
			(Unaudited)
Unrecognized benefit—beginning of period	$128	$87	$119
Gross increases—current period tax positions	74	46	32
Gross decreases—prior period tax positions	(115)	(14)	—

Unrecognized benefit—end of period	$87	$119	$151

              The entire amount of the unrecognized tax benefits would impact the Company's effective tax rate if recognized.

              Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and were immaterial. The Company files income tax returns in the United States, various states and certain foreign jurisdictions. The tax years 2005 through 2009 remain open in most jurisdictions. The Company is not currently under examination by income tax authorities in federal, state or other foreign jurisdiction.

12.    Related-Party Transactions

              The Company had sales to a significant stockholder in the amount of approximately $29,000 and $72,000 during the years ended August 31, 2008 and 2009. There were no sales to the significant shareholder during the nine months ended May 31, 2010. As of August 31, 2008, 2009 and May 31, 2010, there were no outstanding receivable or payable balances with the related party.

13.    Information about Geographic Areas

              Revenues by geography are based on the billing address of the customer. The following table sets forth revenue by geographic area (in thousands):

Revenues

	Years Ended August 31,			Nine Months Ended May 31,
	2007	2008	2009	2009	2010
				(Unaudited)
China	$1,488	$3,249	$4,750	$2,867	$8,797
Taiwan	2,871	6,225	3,671	2,332	10,013
Hong Kong	393	167	707	147	1,307
USA	397	240	771	575	946
Korea	322	3,746	539	243	1,023
Other	1,389	1,122	1,113	846	2,189

Total	$6,860	$14,749	$11,551	$7,010	$24,275

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2007, 2008 and 2009
and Nine Months Ended May 31, 2009 and 2010 (Unaudited)

Long-Lived Assets

              Substantially all of the assets are located in Taiwan. An insignificant amount of the Company's assets reside in Boise, Idaho where the Company is headquartered.

14.    Subsequent Events

              In August 2010, the Company's board of directors approved an amendment to the articles of incorporation that increases the authorized shares of Class A to 310,000,000 and increases the authorized shares of Class B to 97,000,000, both with a par value of $0.0000004 per share.

              The Company has evaluated subsequent events through August 6, 2010, the date on which the consolidated financial statements were issued for inclusion in the Company's registration statement on Form S-1.

* * * * * *

SEMILEDS CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Years Ended August 31,
	2007	2008	2009
	(In thousands)
Allowance for Doubtful Accounts:
Beginning balance	$—	$—	$92
Charged to bad debt expense	—	92	24
Write-offs of bad debt	—	—	(4)

Ending balance	$—	$92	$112

              Through and including                                    , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Barclays Capital

Jefferies & Company

Canaccord Genuity

Caris & Company, Inc.

                        , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

              The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by SemiLEDs in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be Paid
SEC registration fee		$12,300
FINRA filing fee		17,750
Initial NASDAQ Global Market listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky qualification fees and expenses			*
Transfer Agent and Registrar fees			*
Miscellaneous fees and expenses			*

Total	$		*

*
To be filed by Amendment

Item 14.   Indemnification of Directors and Officers

              Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

              In connection with this offering, we will obtain liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

              In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

              At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

              The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among SemiLEDs, the Selling Stockholders and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities

              Since September 1, 2006, we have granted stock options to purchase an aggregate of 11,076,900 shares of our common stock at exercise prices ranging from $0.03 to $0.65 per share to a total of 234 employees, consultants and directors under our 2005 Equity Incentive Plan. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

              Since September 1, 2006, we have issued and sold an aggregate of 5,859,950 shares of our common stock to employees, consultants and directors at prices ranging from $0.015 to $0.65 per share pursuant to exercises of options and stock purchase rights granted under our 2005 Equity Incentive Plan for the aggregate purchase price of $110,128. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

              On December 1, 2006, we issued a warrant to purchase 4,067,796 shares of our Series C Convertible Preferred Stock at an exercise price of $0.59 per share to Luxxon Technology Corporation for aggregate consideration of $10.00. The issuance of the warrant was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              On December 1, 2006, December 5, 2006, January 4, 2007, May 11, 2007, May 21, 2007, January 21, 2008, May 15, 2008, May 19, 2008 and July 29, 2008, we issued and sold 44,584,456 shares of our Series C Convertible Preferred Stock to 8 investors at $0.59 per share for aggregate proceeds of $26,304,828.45, including (i) cancellation of indebtedness of SemiLEDs owed to Simplot Taiwan, Inc. in the amount of $6,000,000 and (ii) cancellation of indebtedness of SemiLEDs Optoelectronic Co., Ltd. owed to Luxxon Technology Corporation in the amount of $6,000,000. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              On September 30, 2008, we issued and sold 15,351,550 shares of our Series D Convertible Preferred Stock to Lite-On Technology USA, Inc. at $0.6514 per share for aggregate proceeds of $9,999,999.67. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              On April 1, 2010, we issued and sold 23,093,935 shares of our Series E Convertible Preferred Stock to 54 investors at $0.6514 per share for aggregate proceeds of $15,043,389.49. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              On April 1, 2010, we issued and sold 700,952 shares of our Series E Convertible Preferred Stock to two investors at $0.6514 per share for cancellation indebtedness of SBDI owed to such investors in the aggregate amount of $456,600.14. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              The recipients of the securities in each of the foregoing transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with SemiLEDs, to information about SemiLEDs.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits—See Exhibit Index on page II-6

(b)
Financial Statement Schedules

              Schedules not listed above have been omitted because they are not required, or not applicable or the information is included in th e financial statements or notes thereto.

Item 17.    Undertakings

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Hong Kong, on August 6, 2010.

SEMILEDS CORPORATION
By:	/s/ TRUNG T. DOAN Trung T. Doan Chairman and Chief Executive Officer

POWER OF ATTORNEY

              KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Trung T. Doan and David Young, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TRUNG T. DOAN Name: Trung T. Doan	Chairman and Chief Executive Officer (principal executive officer)	August 6, 2010
/s/ DR. ANH CHUONG TRAN Name: Dr. Anh Chuong Tran	President, Chief Operating Officer and Director	August 6, 2010
/s/ DAVID YOUNG Name: David Young	Chief Financial Officer (principal financial officer and principal accounting officer)	August 6, 2010
/s/ SCOTT R. SIMPLOT Name: Scott R. Simplot	Director	August 6, 2010

Signature	Title	Date

/s/ WILLIAM J. WHITACRE Name: William J. Whitacre	Director	August 6, 2010
/s/ RICHARD P. BECK Name: Richard P. Beck	Director	August 6, 2010

EXHIBIT INDEX

Number		Description
1.1		Form of Underwriting Agreement*
3.1	(a)	Amended and Restated Certificate of Incorporation of SemiLEDs Corporation
3.1	(b)	Form of Amended and Restated Certificate of Incorporation of SemiLEDs Corporation, to be in effect upon the completion of this offering*
3.2	(a)	Amended and Restated Bylaws of SemiLEDs Corporation
3.2	(b)	Form of Amended and Restated Bylaws of SemiLEDs Corporation, to be in effect upon the completion of this offering*
4.1		Form of Common Stock Certificate*
4.2		Series E Amended and Restated Investor Rights Agreement by and among SemiLEDs Corporation and certain investors and stockholders
5.1		Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered*
10.1		2005 Equity Incentive Plan (amended March 1, 2010)
10.2		2010 Equity Incentive Plan*
10.3		Amended and Restated Employment Agreement with Trung T. Doan
10.4		Amended and Restated Employment Agreement with Dr. Anh Chuong Tran
10.5		Employment Agreement with David Young
10.6		Employee Agreement with Jack S. Yeh
10.7		Employee Agreement with Lanfang (Lydia) Chin
10.8		Form of Proprietary Information and Inventions Agreement*
10.9		Form of Non-competition Agreement*
10.10		Form of Option Agreement*
10.11		Form of Indemnification Agreement with directors and officers*
10.12		Promoters Agreement of Xurui Co., Ltd. dated December 25, 2009 (translation)*
10.13		Capital Increase Agreement of Xurui Guangdian Co., Ltd. dated March 26, 2010 (translation)*
10.14		Patent Assignment and License Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated May 7, 2010 (translation)*
10.15		Patent Cross-license Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated May 7, 2010 (translation)*
10.16		Trademark Cross-license Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated May 7, 2010 (translation)*
21.1		List of Subsidiaries
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2		Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)*
24.1		Power of Attorney (included on page II-4)
99.1		Amended and Restated Articles of Association of Xurui Guangdian Co., Ltd. dated March 26, 2010 (translation)*

*
To be filed by amendment.